Annual Report Klarna Group plc Company number: 14467769 January - December 2025 Docusign Envelope ID: EF828ECA-3A42-4E60-8AA6-31BB61DF6840

Table of contents Strategic Report 2 Report from the Board of Directors 37 Statement of Directors' Responsibilities 61 Group Company Financials 72 Notes with Accounting Principles 78 Parent Company Financials 143 KLARNA GROUP PLC 1 ANNUAL REPORT 2025 Docusign Envelope ID: EF828ECA-3A42-4E60-8AA6-31BB61DF6840

Strategic Report Market Overview and Strategy About Klarna Klarna Group plc is the parent company of a global digital bank and flexible payments provider building the next-generation, AI-powered commerce network, with a mission to reimagine how consumers spend and save in their daily lives, helping them save time and money while reducing financial worry. We have built one of the largest commerce networks in the world, measured by the number of consumers and merchants, serving approximately 118 million active Klarna consumers and approximately 966 thousand merchants in 26 countries as of December 31, 2025, and facilitating $128 billion of GMV in the year ended December 31, 2025. Our flexible and personalized products, trusted consumer brand, global distribution, and proprietary scalable infrastructure form the foundation enabling us to become our consumers’ everyday spending and saving partner, available everywhere and for everything. Klarna offers consumers flexible and transparent ways to pay, save, and shop both online and offline, providing a range of products such as Pay Later, Pay in Full, and Fair Financing. Its proprietary, cloud-native, AI-powered platform underpins a scalable global infrastructure that supports merchants and consumers through direct integration at checkout, within the Klarna App, via the Klarna Card, and through partnerships with platforms such as Apple Pay and Google Pay. The Company’s growth has been underpinned by a strategic focus on innovation, consumer trust, and financial responsibility. In 2025, 97% of transactions conducted through Klarna’s network were interest-free. The average outstanding balance per consumer was only $124, reflecting the short-duration and low-ticket nature of our products. Klarna’s fairer products and unique credit underwriting process delivered industry-leading results with provision for credit losses at only 0.63% of GMV. Following a corporate reorganization completed in May 2024, Klarna Group plc, a public limited company incorporated in England and Wales, became the Group’s new parent company. The Group operates as a licensed bank in the EEA through Klarna Bank AB, enabling it to offer a range of consumer banking services and maintain a low-cost, stable deposit funding model. In September 2025, Klarna Group plc completed its initial public offering and its ordinary shares were admitted to trading on the New York Stock Exchange under the symbol "KLAR." Klarna’s strategy remains focused on driving long-term sustainable growth through continued expansion of its consumer and merchant network, scaling its AI capabilities, and deepening consumer engagement through digital financial services. KLARNA GROUP PLC 2 ANNUAL REPORT 2025 Docusign Envelope ID: EF828ECA-3A42-4E60-8AA6-31BB61DF6840

Docusign Envelope ID: EF828ECA-3A42-4E60-8AA6-31BB61DF6840

Management Key Performance Indicators (KPIs)

The following table sets out our key performance indicators as of and for the periods indicated. We review these KPIs to evaluate our business, measure our performance, identify trends affecting our business, formulate business plans and make strategic decisions.

	As of, or for the Year Ended, December 31,	
	2025	2024
GMV (in $ millions)	**127,862**	**105,015**
Year-over-year change (in %)	*22 %*	*14 %*
Year-over-year change on a like-for-like basis (in %)*	*20 %*	*15 %*
Number of Active Klarna Consumers (in millions)[1]	**118**	**93**
Year-over-year change (in %)	*27 %*	*11 %*
ARPAC (in $)[2]	**29**	**30**
Year-over-year change (in %)	*(3)%*	*11 %*
Year-over-year change on a like-for-like basis (in %)*	*(2)%*	*13 %*
Transaction Margin Dollars (in $ millions)[3]	**1,238**	**1,217**
Year-over-year change (in %)	*2 %*	*12 %*
Year-over-year change on a like-for-like basis (in %)*	*9 %*	*15 %*

n.m. = not meaningful

[1] The year-over-year increase the number of our active Klarna consumers in the year ended December 31, 2025 was partly driven by the transition of Stocard customers into our network.

[2] The year-over-year decrease in our ARPAC in the year ended December 31, 2025 was driven by the transition of our former Stocard customers into our network, which resulted in a significant increase in the number of our active Klarna consumers over a short period of time.

[3] Transaction margin dollars is a non-IFRS measure.

Note: Our key business metrics presented in the table above include transactions processed through KCO. Adjusted for the sale of KCO, our key business metrics equalled in the year ended December 31, 2024: (1) GMV: $102,455 million (16% year-over-year change); (2) ARPAC: $30 (15% year-over-year change); and (3) transaction margin dollars: $1,189 million (17% year-over-year change). The divestment of KCO does not affect the number of active Klarna consumers nor any fiscal period subsequent to the fourth quarter of 2024 when the sale of KCO was completed.

*Year-over-year change on a like-for-like basis is calculated by adjusting the relevant metric for (1) the sale of KCO and (2) the impact of foreign currency fluctuations. The impact of foreign currency fluctuations is calculated by translating the reported amounts in the current period using the exchange rates in use during the comparative prior period. We present like-for-like changes in our metrics when one of the comparative periods is, or includes, the fourth quarter of 2024, the period in which the sale of KCO was finalized.

Gross Merchandise Volume

We define GMV, measured for a period, as the total monetary value of all completed purchases on our network in that period, excluding any additional fees (such as interest, reminder or other fees) and any subsequent actions (such as returns, settlements and disputes). GMV does not represent

KLARNA GROUP PLC 3 ANNUAL REPORT 2025

revenue earned by us. However, GMV is a measure of the scale of our network and is a key driver of our revenue. GMV growth is driven by an increase in the number of merchants on our network that our consumers can transact with, the number of active Klarna consumers and the average spend of our consumers. While GMV is a key indicator of the payment volume of our network, it does not reflect all of the transactions that are enabled through our network. For example, a customer may purchase products from a merchant in response to an ad placed by that merchant in the Klarna app but not use a Klarna payment solution to complete the transaction. In that case, the transaction would not contribute to our GMV or generate merchant revenue, but would generate advertising revenue for us. In the year ended December 31, 2025, our GMV was $128 billion, which represented an increase of approximately 22% from 2024. We have observed a notable acceleration of our GMV growth in recent months, both in the United States and our more mature markets, driven by Klarna becoming, or on track to become, a default payment option with a growing number of PSPs, including JP Morgan Payments, Stripe, Nexi and Worldpay, as well as the continued expansion of our merchant relationships. We believe that such partnerships position us well to further expand our GMV globally. We generate GMV from two points of purchase: • At the merchant’s checkout, when a consumer chooses a Klarna payment option to purchase goods or services from a merchant on our network; and • Direct-to-consumer, when a consumer uses a Klarna-issued payment card—either the Klarna card or a one-time card—at any online or physical store that accepts Visa, irrespective of whether the merchant is on our network. The table below shows the breakdown of our GMV between these two points of purchase for the periods presented: KLARNA GROUP PLC 4 ANNUAL REPORT 2025 GMV Growth YoY 6% 21% 25% 32% Q1'25 Q2’25 Q3’25 Q4’25 Docusign Envelope ID: EF828ECA-3A42-4E60-8AA6-31BB61DF6840

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	For the Year Ended December 31,	
	2025	2024
Total (in $ millions)	**127,862**	**105,015**
Merchant checkout (in $ millions)	**112,916**	**95,623**
as share of total GMV (in %)	88 %	91 %
Direct-to-consumer (in $ millions)	**14,946**	**9,392**
as share of total GMV (in %)	12 %	9 %

In addition, the table below shows the relative breakdown of our GMV among our payment options for the periods presented:

	For the Year Ended December 31,	
	2025	2024
Pay in Full	11 %	16 %
Pay Later	80 %	79 %
Fair Financing	9 %	5 %

Note: Data in the table above excludes GMV generated through KCO unbranded channels in 2024.

Number of Active Klarna Consumers

We define active Klarna consumers as consumers who have made a purchase or a payment using a Klarna-branded product or logged into the Klarna app within the past 12 months. As a result, this metric represents consumers who have engaged in a revenue-generating activity in a relevant period, either by making a purchase or a payment using Klarna (therefore generating merchant and/or interest revenue) or logging into the Klarna app (therefore generating advertising revenue). In the year ended December 31, 2025, the number of active Klarna consumers increased 28% year-over-year compared to the year ended December 31, 2024, reaching approximately 118 million, primarily driven by our growth in key markets, including the United States and the U.K., as well as the successful conversion of Stocard users into our active Klarna consumers. In the year ended December 31, 2025, on average, 46 million of our active Klarna consumers opened the Klarna app every month.

The number of active Klarna consumers excludes consumers using Sofort (an online payments company acquired by us in 2014, operating primarily in Germany and consolidated into Klarna Bank in December 2024), Billpay (a German online payments company acquired by us in 2017), Pricerunner (a comparison price leader acquired by us in 2022) as well as consumers who have transacted through unbranded channels. We continuously work to better integrate our acquired businesses into our operations and network and, as a result, to transition their users that we have engaged with us over time into active Klarna consumers. For example, we recently transitioned Stocard users to the Klarna app. This migration integrated Stocard's active users into Klarna's ecosystem, enhancing their experience with loyalty card management and flexible payment options. The successful integration of Stocard users has significantly contributed to the recent growth in Klarna's active consumer base, strengthening our position as a leading global payments and shopping platform.

KLARNA GROUP PLC 5 ANNUAL REPORT 2025

Average Revenue per Active Consumer We define ARPAC as our total revenue divided by the number of active Klarna consumers over the period. We monitor our ARPAC to track the value we generate across all our active Klarna consumers in a given period. ARPAC is a key indicator of consumer success on the Klarna network because it quantifies the spending behavior and engagement of active Klarna consumers on our network over time. When we are successful in growing our active Klarna consumers and average spend per user, our ARPAC expands. Our ARPAC declined by 3% from 2024 to the year ended December 31, 2025. The year-over-year decrease in our ARPAC in the year ended December 31, 2025 was driven by the transition of our former Stocard customers into our network, which resulted in a significant increase in the number of our active Klarna consumers over a short period of time.. Blended ARPAC reflects the impact of 28% year-over-year consumer growth, as newly acquired consumers dilute ARPAC since they're earlier in their monetization lifecycle and contribute lower revenue initially. Cohort analysis indicates continued ARPAC expansion as consumers mature on the platform. ARPAC is driven by purchase frequency, AOV and take rate. Typically, purchase frequency, which is defined as the total number of transactions on our network over the past 12 months divided by the number of active Klarna consumers in the same period, increases as our market penetration and maturity grow. For example, in Sweden, where we launched in 2005, consumers transacted on average 33 times per year in the year ended December 31, 2025, as compared to 32 times per year in 2024. In the United States, where the Klarna app launched in 2019, consumers transacted on average 6 times per year in the year ended December 31, 2025, as compared to 5 times per year in 2024. We aim to further increase purchase frequency by expanding our network into new verticals and through various initiatives, including the Klarna card, our shopping browser extension and additional PSP integrations, in particular with MoRs, each of which increases the merchant adoption of our network and its relevance to consumers. KLARNA GROUP PLC 6 ANNUAL REPORT 2025 Docusign Envelope ID: EF828ECA-3A42-4E60-8AA6-31BB61DF6840

Expanding Purchase Frequency ________________ Note: The chart above refers to the year ended December 31, 2025 for Klarna. The “Years since launch” axis does not apply to the Klarna card or the typical U.S. credit card frequency data point. U.S. credit card use frequency based on data by Capital One. Purchase frequency is the primary driver of ARPAC growth. Typically, consumers transact more frequently the longer they are on our network, as they experience the benefits and increased value our network provides over time. There is also a correlation between the number of merchants using our network in a geography and the consumer purchase frequency in that geography, reflecting the network effects we have created. KLARNA GROUP PLC 7 ANNUAL REPORT 2025 Docusign Envelope ID: EF828ECA-3A42-4E60-8AA6-31BB61DF6840

Docusign Envelope ID: EF828ECA-3A42-4E60-8AA6-31BB61DF6840


New Cohort Purchase Frequency Accelerating Faster than Older Cohorts
— Purchase frequency by consumer cohort
Cohorts
19x (2019)
17x (2020)
15x (2021)
12x (2022)
11x (2023)
7x (2024)
3x (2025)
Q2'19
Q2'20
Q2'21
Q2'22
Q2'23
Q2'24
Q2'25
Transaction year (Trailing 12 months)

Note: Consumer cohorts are based on the date of first purchase on our network. Purchasing consumers refers to consumers who have made a purchase using a Klarna payment method.

ARPAC generally increases the longer consumers have been using our network. In addition, as we have expanded, new cohorts typically have a higher starting point for average revenue per purchasing consumer resulting from a higher initial purchase frequency and feature usage.

Transaction Margin Dollars

We define transaction margin dollars as total revenue less total transaction costs, which consist of processing and servicing costs, provision for credit losses and funding costs.

From 2024 to the year ended December 31, 2025, our transaction margin dollars grew 2% to $1,238 million from $1,217 million, while GMV grew 22% in 2025, reflecting mix and timing effects from the rapid expansion of Fair Financing. As Fair Financing scales, we provision expected credit losses upfront while revenue is recognized over subsequent quarters. In 2025, this drove an increase in provision for credit losses ($794 million vs. $495 million), creating near-term margin pressure. The result is deferred profitability, with growth in higher-duration Financing products weighing on current-year Transaction Margin Dollars.

We expect the relative portion of Fair Financing products in our overall payment option mix to increase as we continue to expand the availability of our full suite of payment products across our growing merchant network, including at leading merchants in their respective categories, like Walmart. In line with IFRS accounting standards, we recognize a provision for credit losses at the time of each Fair Financing transaction, even though we will generate interest income on such transactions over the life of the loan. As a result of this provisioning process, we have seen a near-term negative impact to our transaction margin dollars in 2025 driven by increased provisions for credit losses as we continue to increase our GMV generated from Fair Financing. At the same time, our transaction margin dollars are expected to increase as we recognize interest income from such Fair Financing products over time in excess of the provision for credit losses originally taken, as illustrated below.

KLARNA GROUP PLC 8 ANNUAL REPORT 2025

Docusign Envelope ID: EF828ECA-3A42-4E60-8AA6-31BB61DF6840

The following table presents a reconciliation of our operating income (loss) and our operating margin, the most directly comparable financial measures presented in accordance with IFRS, to our transaction margin dollars and transaction margin:

	For the Year Ended December 31,			
	2025		2024	
	(in $ millions, except for percentages)			
Total revenue	**$**	**3,509**	**$**	**2,811**
Operating loss	**$**	**(230)**	**$**	**(121)**
Operating margin		(6.6)%		(4.3)%
Adjustments:				
Technology and product development	$	486	$	444
Sales and marketing	$	414	$	328
Customer service and operations	$	207	$	203
General and administrative	$	306	$	281
Depreciation, amortization (excluding software) and impairments	$	55	$	82
Transaction margin dollars	**$**	**1,238**	**$**	**1,217**
Transaction margin		35.3 %		43.3 %

Strategy

Klarna's strategy is centred on becoming the everyday spending and saving partner for consumers globally, while enabling merchants to grow and succeed within a seamless commerce ecosystem. Our mission is to reimagine how consumers spend and save in their daily lives — helping people save time, money and put them in control of their finances through AI-powered, transparent and flexible financial services. Our vision is a world where Klarna empowers everyone, everywhere, through seamless commerce experiences, as a personalised, trusted AI-enabled assistant making financial empowerment effortless.

Klarna aims to expand its consumer and merchant network by leveraging its flexible payment offerings, AI-driven services, and scalable cloud-native technology platform. As of 31 December 2025, the Group served approximately 118 million active consumers and approximately 966 thousand merchants across 26 countries, facilitating $128 billion of GMV in the year. Key elements of Klarna's growth strategy include:

Klarna at Every Checkout

Klarna seeks to deepen its presence at merchant checkouts by offering flexible payment solutions across online and offline channels. The Group has a unique go-to-market strategy, partnering with several of the world's largest payment service providers — including Worldpay, Stripe, Nexi, J.P. Morgan Payments and Adyen — enabling connection to consumers through hundreds of thousands of merchant checkouts without requiring individual merchant integrations. By integrating Klarna with Apple Pay and Google Pay, consumers can access Klarna's payment solutions wherever those platforms are accepted, further broadening reach and share of checkout.

KLARNA GROUP PLC 9 ANNUAL REPORT 2025

Klarna Card in Every Wallet The Klarna Card is a debit-first product that integrates all of Klarna's flexible payment methods — Pay in Full, Pay Later and Fair Financing — within a single physical and digital card experience. It supports real-time transfers and deposits, provides spending controls, and connects directly to the Klarna app for transaction tracking, budgeting tools and repayment management. In 2025, Klarna completed the U.S. rollout of the Klarna Card, which now has more than 4.2 million active users globally. Scaling the Klarna Card remains a key driver of Klarna's objective to become the preferred everyday payment method for its consumers. Building Next-Generation Digital Financial Services As a global digital bank, Klarna's services are automated, insight-driven and designed to be transparent, fair and intuitive. The Group partners with PSPs, traditional banks, card networks, commerce enablers, technology partners, merchants and shipping and returns logistics providers to improve the commerce experience. This breadth of ecosystem, coupled with Klarna's extensive portfolio of licences and regulatory authorisations, enables the provision of consumer services that include instant refunds, cashback, real-time debit and order and return tracking — features that save consumers time and money and put them in control of their finances. In 2025, Klarna expanded its Fair Financing offering — a transparent, non-revolving alternative to traditional credit — to a broader merchant network, including major partners such as Walmart. Klarna's Personal Shopping and Money Assistant Klarna is investing in AI-powered innovations to deliver personalised shopping experiences, smart financial management tools and tailored consumer engagement. Through a true understanding of consumer needs, Klarna is uniquely positioned to offer curated shopping assistance and related products that are valuable and relevant to individuals. The Klarna AI assistant — developed in partnership with OpenAI and launched in 2024 — handled 80% of customer service chats in the year ended 31 December 2025 with no drop in consumer satisfaction levels. Consumers can also access premium features through subscription services, and the Klarna app allows them to spend, save and shop smarter with the power of an AI assistant that guides them throughout the entire commerce journey. AI-Powered Efficiency Klarna continues to optimise its operating model through AI adoption, scalable technology and centralised product development, enabling increased operating leverage and supporting sustainable growth. AI adoption — including the reduction in the use of third-party suppliers and vendors and the use of AI copilots to create and review code — has driven significant internal efficiencies. Average annual revenue per employee increased from approximately $344,000 in 2022 to approximately $1,240,000 in the year ended 31 December 2025. Through these strategic initiatives, Klarna intends to extend its position as a leading global digital bank and commerce network, supporting consumers and merchants across an expanding range of geographies, verticals and financial services. KLARNA GROUP PLC 10 ANNUAL REPORT 2025 Docusign Envelope ID: EF828ECA-3A42-4E60-8AA6-31BB61DF6840

Operating environment Klarna operates in a dynamic global environment shaped by technological innovation, evolving consumer expectations, regulatory developments, and economic conditions. The shift towards digital commerce and demand for flexible, transparent payment solutions continues to transform the financial services and retail sectors. Klarna is well positioned to benefit from these trends through its integrated commerce network, flexible payment options, and scalable, AI-powered technology platform. Macroeconomic factors, including inflation, interest rate fluctuations, and changes in consumer spending patterns, influence Klarna’s business. Klarna’s short-duration credit model, low-cost funding base, and diversified revenue streams provide resilience against changes in economic conditions. The regulatory landscape for financial services and consumer protection is becoming increasingly complex across Klarna’s operating markets, including the European Union, the United Kingdom, and the United States. Klarna remains committed to maintaining a strong governance and compliance framework to address emerging regulatory requirements, including consumer credit rules, data privacy laws, and open banking initiatives. Klarna also operates within an increasingly competitive environment, facing competition from traditional banks, credit card providers, payment networks, and other fintech platforms. Klarna’s differentiated offering — built around customer-centricity, operational efficiency, and innovation — supports its ability to attract and retain consumers and merchants in this evolving landscape. Significant events during the year • On June 11, 2025, under the Euro Medium Term Note Program (the “EMTN”), the Group issued SEK 1.5 billion (approximately $157.7 million at the date of issuance) of senior unsecured bonds. The notes were issued in two tranches of SEK 600 million (approximately $63.1 million at the date of issuance) and SEK 900 million (approximately $94.6 million at the date of issuance), due in 2027 and 2028, respectively. The notes have floating coupon rates corresponding to the three-month STIBOR plus 1.55% per annum and 1.75% per annum, respectively. The notes are senior unsecured obligations of Klarna and rank equally in right of payment to all of Klarna’s existing and future senior debt and senior in right of payment to all of Klarna’s existing and future subordinated debt. The notes are accounted for at amortized cost and recognized within notes payable and other borrowings. • During 2025, Klarna conducted a thorough evaluation of its assets to improve operational efficiency. As a result of this, the Company made the decision to resize certain office spaces to better align with the current hybrid work model resulting in an impairment loss of SEK 210m (approximately $16 million), included within depreciation, amortization and impairment in the interim condensed consolidated statements of profit or loss. KLARNA GROUP PLC 11 ANNUAL REPORT 2025 Docusign Envelope ID: EF828ECA-3A42-4E60-8AA6-31BB61DF6840

• On June 24, 2025, Klarna Holding AB (publ) subscribed for 5,941,418 newly issued shares in Klarna Bank AB (publ) totaling SEK 3.0bn (approximately $326 million1) as part of an internal allocation of funds. • On 30 July 2025, the EGM in Klarna Holding AB (publ) resolved to carry out a reduction of the share capital amounting to SEK 115,772 (approximately $12,5761) through cancellation of 1,062,743 shares. The share capital was thereafter, through a bonus issue, increased by SEK 115,859. Following the bonus issue the share capital amounted to SEK 3,455,668 (approximately $375,3791). • On September 10, 2025, the Company completed its initial public offering (“IPO”) of 5,000,000 ordinary shares, completed the sale of additional 29,311,274 ordinary shares from “selling shareholders” and on September 22, 2025, completed the sale of 5,146,691 of additional ordinary shares to the underwriters pursuant to their option to purchase additional shares, at an offering price of $40.00 per share. The Company raised net proceeds of $169 million through the IPO, net of underwriting discounts and other offering costs of $22.41 million. Directly attributable transaction costs related to the issuance of new ordinary shares of $8.5 million were deducted from equity. These costs, primarily underwriting fees, were offset against the gross proceeds recognized in Additional paid in capital. • On 15 September 2025, Klarna Holding AB (publ) resolved to carry out a directed issue of 289,747 new shares for a total amount of USD 140,000,000. Following the issue of new shares, the share capital amounted to SEK 3,488,328 (approximately $378,9271) • On 15 September 2025, Klarna Holding AB (publ) subscribed for 1 newly issued share in Klarna Bank AB (publ) for a total amount of SEK 2,258,110,059 (approximately $245 million1) as part of an internal capital allocation. Section 172(1) Statement The Directors of Klarna Group plc are required to act in accordance with section 172(1) of the Companies Act 2006, which sets out a duty to promote the success of the Company for the benefit of its shareholders as a whole, while having regard to other key stakeholders and wider societal impacts. This statement sets out how the Directors have discharged this duty during the financial year. The likely consequences of any decision in the long term In setting Klarna’s strategy and making key decisions, the Directors have remained focused on the long-term success and sustainability of the Company. Key milestones in 2025 included the Company's NYSE listing in September (NYSE: KLAR), at $40 per share, and the delivery of full-year results showing GMV of $$128 billion (+22.8%), total revenue of $3.5 billion (+25%), and adjusted operating profit of $65 million. The fourth quarter marked Klarna's first ever billion-dollar revenue quarter. The Board also oversaw a twelve-for-one share split and continued to monitor the evolving KLARNA GROUP PLC 12 ANNUAL REPORT 2025 1 Where applicable, amounts presented in Swedish Krona have been converted to United States Dollars at the closing rate at December 31, 2025. Docusign Envelope ID: EF828ECA-3A42-4E60-8AA6-31BB61DF6840

regulatory landscape, including the EU AI Act and forthcoming UK BNPL regulation, ensuring strategic decisions account for long-term compliance obligations. The interests of the Company’s employees The Directors recognize that Klarna’s employees are critical to the success of the Group. During 2025, employee engagement remained a key focus, supported through transparent communication, training, and the development of internal initiatives aimed at promoting diversity, inclusion, and well- being. The Board monitors workforce feedback through management reporting and supports investment in training and employee development, in line with Klarna’s culture of innovation and collaboration. The need to foster business relationships with suppliers, customers and others Klarna’s success depends on strong relationships with its consumers, merchants, banking partners, payment networks, and suppliers. During 2025, the Group continued to expand its merchant and consumer network. The Board considers stakeholder feedback when making decisions, and the Group’s strategy is designed to create value for merchants and consumers by offering flexible payments, personalized shopping experiences, and seamless integration. The impact of the Company’s operations on the community and the environment The Directors are mindful of Klarna’s environmental and social responsibilities. Klarna has committed to reducing its carbon emissions by 50% by 2030 and continues to implement operational initiatives such as green data centers and climate-related disclosures aligned with international frameworks. The Board receives updates on ESG performance and sustainability initiatives as part of its oversight responsibilities. The desirability of maintaining a reputation for high standards of business conduct The Directors place a strong emphasis on ethical business practices, governance, and regulatory compliance. Klarna operates under a Code of Business Conduct and Ethics, maintains a robust risk management and compliance framework, and has continued to strengthen its consumer protection and AML/CFT controls during 2025. The Audit Committee provides independent oversight of financial reporting, risk management and internal controls. The need to act fairly between members of the Company The Board ensures that the interests of all shareholders are considered in its decision-making and that shareholders are kept appropriately informed of significant developments affecting Klarna. As a company whose shares are admitted to trading on an overseas regulated market, the Directors are committed to treating shareholders equitably and to promoting the long-term success of the Company for the benefit of its members as a whole. Stakeholder engagement The Directors of Klarna Group plc recognize that effective engagement with stakeholders is critical to the Company’s long-term success and are committed to fostering strong and constructive KLARNA GROUP PLC 13 ANNUAL REPORT 2025 Docusign Envelope ID: EF828ECA-3A42-4E60-8AA6-31BB61DF6840

relationships across Klarna’s stakeholder groups. The Board considers stakeholder interests in its decision-making and reviews management updates on stakeholder engagement activities throughout the year. Employees Klarna’s employees are integral to the delivery of the Group’s strategy. The Company maintains regular two-way communication with employees through town halls, internal newsletters, surveys, and digital collaboration tools. During 2025, employee engagement initiatives focused on promoting a diverse, inclusive, and innovative workplace culture, supporting employee well-being, and supporting the responsible use of AI tools across the workforce. The Board supports investment in employee training, leadership development, and maintaining a high-trust environment. Consumers The Directors recognize the importance of maintaining the trust and satisfaction of Klarna’s approximately 118 million active consumers globally. The Group engages with consumers through direct channels, including the Klarna App, customer service platforms, and consumer feedback surveys. Product innovation is driven by consumer insights and designed to enhance user experience and improve financial empowerment. Merchants Klarna maintains strong partnerships with over 966 thousand merchants worldwide. The Group engages regularly with merchant partners through commercial teams, strategic partnerships, merchant portals, and joint marketing initiatives. Feedback from merchants informs product development and operational improvements, ensuring Klarna’s payment and advertising solutions support merchant growth, customer acquisition, and loyalty. Regulatory Authorities As a regulated financial services group operating across multiple jurisdictions, Klarna actively engages with regulators, policymakers, and industry bodies. The Board receives updates on regulatory developments and ensures the Group maintains an open, transparent, and cooperative approach with its regulators, including compliance with emerging consumer credit, data privacy, and open banking requirements. Investors The Directors are committed to maintaining transparent and open communication with Klarna’s shareholders. Following the Company's listing on the New York Stock Exchange, the Board oversees engagement with shareholders and supports transparent communication with the market, ensuring that communications are clear, consistent and aligned with Klarna’s long-term strategy. Wider Society and Environment The Board is mindful of Klarna’s role in the wider community and the environment. Klarna continues to pursue its sustainability agenda, including its commitment to reduce carbon emissions by 50% by 2030. The Company engages with external partners, including environmental initiatives and charities, to support its social impact goals. KLARNA GROUP PLC 14 ANNUAL REPORT 2025 Docusign Envelope ID: EF828ECA-3A42-4E60-8AA6-31BB61DF6840

Docusign Envelope ID: EF828ECA-3A42-4E60-8AA6-31BB61DF6840

Financial Overview

Results of Operations

The following table sets forth our results of operations for the periods presented. Historical results for any prior period are not necessarily indicative of results expected in any future period. For example, in the fourth quarter of 2024, we completed the divestment of KCO, our online checkout solution, to a consortium of investors. As a result of this disposition, our revenue and growth figures for the year ended December 31, 2025 may appear lower on a comparative basis as a result of this disposition. To illustrate that point, after adjusting for the sale of KCO, our revenue and operating loss in the year ended December 31, 2024 was $2,749 million and $164 million, respectively.

	For the Year Ended December 31,	
	2025	2024
	(in $ millions)	
Revenue:		
Transaction and service revenue	$ 2,500	2,136
Gain on sale of consumer receivables	73	—
Interest income	937	675
Total revenue	**$ 3,509**	**2,811**
Processing and servicing costs	(809)	(596)
Provision for credit losses	(794)	(495)
Funding costs	(667)	(503)
Technology and product development	(486)	(444)
Sales and marketing	(414)	(328)
Customer service and operations	(207)	(203)
General and administrative	(306)	(281)
Depreciation, amortization and impairments	(55)	(82)
Total operating expenses	**$ (3,739)**	**(2,932)**
Operating loss	(230)	(121)
Other income (expense)	(11)	154
Profit (loss) before taxes	**$ (241)**	**33**
Tax (expense) benefit	(32)	(12)
Net profit (loss)	**$ (273)**	**21**

KLARNA GROUP PLC 15 ANNUAL REPORT 2025

Revenue % Change on a Like-for-Like basis 12,32025 2024 $ Change % Change (in $ millions, except for percentages) Transaction and service revenue ...... 2,500 2,136 364 17% 17 % Gain on sale of consumer receivables ............................................. 73 — 73 n.m. n.m. Interest income ...................................... 937 675 262 39% 34 % Total revenue ......................................... 3,509 2,811 698 25% 24 % n.m. = not meaningful 1 Year-over-year change on a like-for-like basis is calculated by adjusting our revenue for (1) the sale of KCO and (2) the impact of foreign currency fluctuations. The impact of foreign currency fluctuations is calculated by translating the reported amounts in the current period using the exchange rates in use during the comparative prior period. In year ended December 31, 2024, KCO contributed $62 million to our Transaction and service revenue. The year-over-year impact of foreign currency fluctuations on our Transaction and service revenue and interest income for the year ended December 31, 2025 was $73 million and $31 million, respectively. Total revenue Total revenue for year ended December 31, 2025 increased by $698 million, or 25% (24% on a like-for-like basis), compared to year ended December 31, 2024. This increase was generally in line with the increase in our GMV of $22.8 billion, or 21% (20% on a like-for-like basis). In 2025, we saw increased interest income, as a result of accelerated GMV growth through primarily consumer adoption of our Fair Financing product. We also saw growth driven by the continued expansion of our merchant network and distribution partnerships, as well as gains recognized from the sale of consumer receivables, as a result of entering into new arrangements with structured entities during 2025. KLARNA GROUP PLC 16 ANNUAL REPORT 2025 2 Year-over-year change on a like-for-like basis is calculated by adjusting our revenue for (1) the sale of KCO and (2) the impact of foreign currency fluctuations. The impact of foreign currency fluctuations is calculated by translating the reported amounts in the current period using the exchange rates in use during the comparative prior period. In year ended December 31, 2024, KCO contributed $62 million to our Transaction and service revenue. The year-over-year impact of foreign currency fluctuations on our Transaction and service revenue and interest income for the year ended December 31, 2025 was $73 million and $31 million, respectively. 3 Year-over-year change on a like-for-like basis is calculated by adjusting our revenue for (1) the sale of KCO and (2) the impact of foreign currency fluctuations. The impact of foreign currency fluctuations is calculated by translating the reported amounts in the current period using the exchange rates in use during the comparative prior period. In year ended December 31, 2024, KCO contributed $62 million to our Transaction and service revenue. The year-over-year impact of foreign currency fluctuations on our Transaction and service revenue and interest income for the year ended December 31, 2025 was $73 million and $31 million, respectively. Docusign Envelope ID: EF828ECA-3A42-4E60-8AA6-31BB61DF6840

Docusign Envelope ID: EF828ECA-3A42-4E60-8AA6-31BB61DF6840

Transaction and service revenue

Transaction and service revenue for the year ended December 31, 2025 increased by $364 million, or 17% (17% on a like-for-like basis), compared to the year ended December 31, 2024. This increase was generally in line with the increase in our GMV, which grew 21%, compared to the year ended December 31, 2024 Transaction and service revenue grew primarily driven by increases in merchant revenue from Pay Later and Pay in Full GMV, increases in fees from the Klarna card, in line with increases in card volume, in particular in the U.S.

Gain on sale of consumer receivables

During the year ended December 31, 2025, the Company entered into entered into sales agreements of Fair Financing receivables comprising both an initial sale of existing portfolio and additional forward flow agreements. These sales of receivables resulted in a gain on sale $73 million. There was no comparable revenue for the year ended December 31, 2024.

Interest income

Interest income for the year ended December 31, 2025 increased by $262 million, or 39% (34% on a like-for-like basis), compared to the year ended December 31, 2024. This increase was primarily driven by the acceleration of Fair Financing, where GMV accelerated sequentially throughout the year, with GMV increasing 123% year-over-year, reaching 165% in the fourth quarter of 2025. This supported a 61% ($213 million) increase in interest income from Fair Financing products, as well as an increase of $19 million from government bonds, driven by increased holdings, along with an increase in "snooze fees" of $32.5 million, driven by an increased volume of Pay Later transactions.

Operating Expenses

	Year Ended December 31,			
	2025	2024	$ Change	% Change
	(in $ millions, except for percentages)			
Processing and servicing costs	(809)	(596)	(213)	36 %
Provision for credit losses	(794)	(495)	(299)	60 %
Funding costs	(667)	(503)	(164)	33 %
Technology and product development	(486)	(444)	(43)	10 %
Sales and marketing	(414)	(328)	(87)	26 %
Customer service and operations	(207)	(203)	(4)	2 %
General and administrative	(306)	(281)	(25)	9 %
Depreciation, amortization and impairments	(55)	(82)	28	(34)%
Operating expenses	**(3,739)**	**(2,932)**	**$ (807)**	**28 %**

Total operating expenses

Total operating expenses for the year ended December 31, 2025 increased by $807 million, or 28%, compared to the year ended December 31, 2024. This was primarily driven by increases in our transaction costs and operating expenses as more fully described below.

KLARNA GROUP PLC 17 ANNUAL REPORT 2025

Processing and servicing costs Processing and servicing costs for the year ended December 31, 2025 increased by $213 million, or 36%, compared to the year ended December 31, 2024. Processing and servicing costs as a percentage of GMV increased from 0.57% to 0.63% for the year ended December 31, 2024 and 2025, respectively, predominantly driven by the U.S. market, which has structurally higher payment fees, growing as a share of our GMV, as well as an increase in card issuing and processing fees. Provision for credit losses Provision for credit losses for the year ended December 31, 2025 increased by $299 million, or 60%, compared to the year ended December 31, 2024. The provision for credit losses as a percentage of GMV rose from 0.47% to 0.63% for the year ended December 31, 2024 and 2025, respectively. This increase was primarily driven by changes in product mix, in particular growth in our Fair Financing product, which has higher upfront provisions in comparison to our Pay Later product. Fair Financing GMV accelerated sequentially throughout the year, with GMV increasing 123% year-over- year, reaching 165% in the fourth quarter of 2025. Funding costs Funding costs for the year ended December 31, 2025 increased by $164 million, or 33%, respectively, compared to the year ended December 31, 2024. Funding costs as a percentage of GMV increased from 0.48% to 0.52% for the year ended December 31, 2024 and 2025, respectively. The increase in funding costs to $667 million for the year ended December 31, 2025, compared to $503 million for the year ended December 31, 2024, was primarily driven by a $133 million increase in fair value adjustments on loans sold and held for sale, which amounted to $163 million in 2025 driven by increases in Pay Later forward flow arrangements. The increase was further supported by higher other funding costs and increased expenses related to liabilities to credit institutions. These effects were partially offset by lower costs associated with consumer deposits. Technology and product development Technology and product development expenses for the year ended December 31, 2025 increased by $43 million, or 10%, respectively, compared to the year ended December 31, 2024. This increase was primarily driven by increase in cloud-computing costs, as well as labor-related technology costs from higher share-based compensation and consulting costs. Sales and marketing Sales and marketing expenses for the year ended December 31, 2025 increased by $87 million, or 26%, respectively, compared to the year ended December 31, 2024. This increase primarily resulted from higher share-based payments expenses, as well as increased marketing spend to support product adoption. Customer service and operations Customer service and operations expenses for the year ended December 31, 2025 increased by $4 million, or 2%, compared to the year ended December 31, 2024. Cost increased at a slower pace KLARNA GROUP PLC 18 ANNUAL REPORT 2025 Docusign Envelope ID: EF828ECA-3A42-4E60-8AA6-31BB61DF6840

than volumes, with volumes up 32% year-over-year and transactions up 25% year-over-year, indicating continued operating leverage. General and administrative General and administrative expenses for the year ended December 31, 2025 increased by $25 million, or 9%, respectively, compared to the year ended December 31, 2024. The increase primarily resulted from higher share-based payments expenses and professional services costs. Depreciation, amortization and impairments Depreciation, amortization and impairments for the year ended December 31, 2025 decreased by $28 million, or 34%, respectively, compared to the year ended December 31, 2024. The decrease was primarily driven by the write-off of certain intangible assets, resulting in lower amortization expenses for intangible assets, offset by impairment charges on right-of-use assets following a decision to reduce certain office spaces to better align our leased space with our hybrid work model and current office, during the year ended December 31, 2024. Other (Expense) Income Other (expense) income decreased $165 million for the year ended December 31, 2025, compared to the year ended December 31, 2024. This was primarily driven by the divestment of KCO, recycling of currency translation effects from other comprehensive income, and partially offset by the remark and administrative fine of issued by the SFSA, all occurring during the year ended December 31, 2024. Income Taxes Tax expense for the year ended December 31, 2025 of $32 million increased $20 million, compared to the tax expense of $12 million in the year ended December 31, 2024. The increase was primarily related to release of deferred tax liability related to the year ended December 31, 2024. Liquidity and Capital Resources Sources and Uses of Funds We have maintained a deliberate balance of growth and profitability, generating positive net income from 2005 to 2018. From 2019 to 2022, we invested to accelerate global revenue growth, specifically in the United States. While our expansion in the United States has contributed to an increase in our GMV, it has also led to operating and net losses in recent periods. Our Retained Earnings (Accumulated deficit) equaled $2,170 million and $(2,081) million as of December 31, 2025 and 2024, respectively. We are subject to regulatory requirements on liquidity and funding, including, among others, the Basel III framework (including its recent reforms known as “Basel IV”), CRD IV and CRR. See “— Regulatory Capital Requirements” below. Our funding needs are determined by the size and growth of our consumer loan portfolio and the size of our liquidity buffer. The funding needs are met primarily with consumer deposits as well as wholesale market funding and loan sale arrangements. We introduced deposit offerings in 2012. As of December 31, 2025, we held $13 billion of consumer funds. We believe that consumers find our deposit platform attractive due to its ease of account opening, its intuitive digital platform and the competitive interest rates that we offer. We KLARNA GROUP PLC 19 ANNUAL REPORT 2025 Docusign Envelope ID: EF828ECA-3A42-4E60-8AA6-31BB61DF6840

currently offer savings accounts directly to residents of Sweden, Germany, Austria, the Netherlands, Finland, France, Belgium, Spain, Ireland, Italy, Norway, Poland, Denmark and Portugal. We also raise deposits in Germany, the Netherlands, France, Spain, Finland and Ireland pursuant to a partnership with a third-party platform operated by Raisin. We do not take deposits in the United States, including interest-bearing deposits, as we do not maintain the necessary banking licenses to take U.S. deposits. Given our access to a variety of funding sources, as described below, and our decreasing net losses in recent periods, expanding our deposit-taking operations into the United States is not currently a part of our funding strategy. In addition to maintaining and growing our deposit base, we pursue a number of additional funding strategies. Through our subsidiaries, we utilize credit facilities as well as issue commercial paper, regulatory capital notes and other debt securities, including senior and subordinated notes under our Euro and Swedish Medium Term Note Programs, as more fully discussed under “— Indebtedness” below. We also utilize forward flow sale agreements, pursuant to which we sell loans originated on our network. See “—Securitization and Forward Flow Arrangements.” Accordingly, we believe that we have sufficient access to funding sources necessary to appropriately support our operations and future growth. We have a centralized funding model whereby substantially all deposits and other funding (e.g., wholesale market funding) is raised by Klarna Bank. Klarna Bank then provides, by utilizing currency swaps when needed, necessary funding to other entities within our consolidated group, including to enable our geographical expansion and growth in new markets outside of the EEA. There are currently no regulatory restrictions on the amount of such funding to our entities that are within the regulated banking group, which comprises Klarna Holding and its subsidiaries, including Klarna Inc., our U.S. operating subsidiary, and KFSUK, our U.K. operating subsidiary. Any funding from Klarna Bank to group entities outside the regulated banking group is subject to limits under large exposures rules, which restrict the amount of such funding to 25% of the regulated banking group’s Tier 1 capital. Our primary needs for liquidity are driven by regulatory requirements and our internal risk limits for liquidity risk. We take a conservative approach to liquidity. As of December 31, 2025, our LCR and NSFR were 892% and 193%, respectively, many times higher than the LCR and NSFR of major Nordic banks. We also had HQLA of $4,543 million as of December 31, 2025, 65% of which composed of cash held at various central banks and other demand deposits. Our liquidity risk arises through the need to fund withdrawals of consumer deposits as well as extending loans to our consumers, capital expenditures and working capital. We had $3,803 million and $3,243 million of cash and cash equivalents as of December 31, 2025 and 2024, respectively. The $560 million increase in cash as of December 31, 2025 as compared to December 31, 2024 was primarily due to increases in consumer deposits, offset by an increase in consumer receivables. We believe that our existing cash and cash equivalent balances, projected cash inflows from operations, including from consumer deposits and repayment of consumer loans and loan sale arrangements, will be sufficient to meet our future liquidity needs for at least the next 12 months. Our long-term funding requirements may vary materially from those currently planned and will depend on many factors, including, but not limited to, our loan portfolio growth rate, the development of our network and introduction of new products, services and offerings, potential entrance into new geographies or adjacent categories or merger and acquisition activity, other strategic initiatives, increased regulatory requirements, credit losses, headcount, sales and marketing activities, capital expenditures and volatility in capital markets and overall economic conditions. KLARNA GROUP PLC 20 ANNUAL REPORT 2025 Docusign Envelope ID: EF828ECA-3A42-4E60-8AA6-31BB61DF6840

To the extent that current and anticipated future sources of funding are insufficient to fund our future business activities and requirements, we may be required to seek additional equity or debt financing or further increase the amount of our consumer deposits. The sale of additional equity securities would result in additional dilution to shareholders. Incurring debt financing would result in debt service obligations. The instruments governing such debt could provide for operating and financing covenants that may restrict our operations. There can be no assurance that we will be able to raise additional funds on terms that are attractive to us or at all. The inability to raise funds may adversely affect our business, results of operations, financial condition and future prospects. Regulatory Capital Requirements We are subject to extensive capital adequacy requirements, including, among others, the Basel III framework (including its recent reforms known as “Basel IV”), CRD IV and CRR. The capital adequacy framework specifies, among other things, minimum amounts and types of capital that we need to maintain, including CET1 capital and Tier 1 capital in relation to our risk-weighted exposure amounts. The table below presents a summary of capital adequacy and liquidity information on a consolidated basis, consistent with our presentation of such information in our Pillar 3 Reports, for the periods presented. We are required to prepare such reports on an annual basis. In addition, we publish select capital adequacy and liquidity information quarterly. KLARNA GROUP PLC 21 ANNUAL REPORT 2025 Docusign Envelope ID: EF828ECA-3A42-4E60-8AA6-31BB61DF6840

Docusign Envelope ID: EF828ECA-3A42-4E60-8AA6-31BB61DF6840

	As of December 31, 2025	As of December 31, 2024
	($ in millions, except for percentages)	
Own funds:		
CET1 capital	1,583	1,176
Tier 1 capital	1,764	1,326
Total capital	1,947	1,497
Total risk-weighted exposure amount	10,062	6,986
Capital ratios and requirements: (1)		
CET1 capital requirement	8.6 %	8.6 %
CET1 capital ratio	15.7 %	16.8 %
Tier 1 capital requirement	10.3 %	10.3 %
Tier 1 capital ratio	17.5 %	19.0 %
Overall capital requirement	12.5 %	12.6 %
Total capital ratio	19.4 %	21.4 %
Leverage ratio and requirements:		
Total leverage ratio exposure amount	18,717	13,371
Leverage ratio requirement (2)	5.3 %	5.3 %
Leverage ratio (3)	9.4 %	9.9 %
Liquidity coverage ratio (LCR): (4)		
HQLA	4,543	3,143
LCR	891.9 %	570.9 %
Net Stable Funding Ratio (NSFR): (5)		
Total available stable funding	14,296	10,749
Total required stable funding	7,423	6,014
NSFR	192.6 %	178.7 %

As illustrated by the table above, while the amount of own funds, high-quality liquid assets and available stable funding have fluctuated over the periods presented, they at all times remained significantly above the applicable regulatory requirements. Such fluctuations were mostly driven by our discretionary capital allocation decisions made in the ordinary course of business to support our growth and effectively manage our operations. They also reflect changes in our net loss (income) for the relevant period.

KLARNA GROUP PLC 22 ANNUAL REPORT 2025

Cash flow information The following table sets forth our consolidated cash flow information for the periods presented: For the Year Ended December 31, 2025 2024 (in $ millions) Cash provided by (used in): Operating activities ............................................................................................. $ (1,032) $ 587 Investing activities .............................................................................................. $ (30) $ 154 Financing activities ............................................................................................. $ 988 $ 312 Operating activities The Group reported a net cash outflow from operating activities of $1,032 million in the year ended 31 December 2025, compared to a cash inflow of $587 million in 2024. This movement principally reflects the deliberate deployment of capital to fund accelerated growth in the consumer loan portfolio, particularly through the rapid expansion of Fair Financing, and is not indicative of a deterioration in the underlying business. Excluding movements in operating assets and liabilities, cash inflows from operating activities increased by $703 million to $1,455 million, driven by growth in interest income, higher non-cash provisions for credit losses and increased share-based payment charges. These inflows were more than offset by cash outflows of $1,533 million from working capital movements, primarily growth in Fair Financing and Pay Later receivables of approximately $1.2 billion and an increase in bonds and treasury bills with a maturity greater than 90 days, partially offset by a $1,328 million increase in consumer deposits. Foreign exchange movements had a positive translational effect on reported USD cash flows during the year, as the depreciation of the US dollar against the Swedish krona, euro and sterling — the currencies in which the majority of the Group's cash and cash and cash equivalents are denominated — contributed approximately $634 million of benefit to cash and cash equivalents. Investing activities Cash outflow from investing activities was $30 million in the year ended December 31, 2025, compared to cash inflow from investing activities of $154 million in the year ended December 31, 2024. The year-over-year decrease of $184 million in cash flow from investing activities was primarily due to the net cash received of $187 million related to the divestment of KCO in 2024. This was partially offset by a year-over-year decrease in investments in intangible assets of $17 million. Financing activities Cash inflow from financing activities was $988 million for the year ended December 31, 2025, compared to cash inflow from financing activities of $312 million in the year ended December 31, 2024. The year-over-year increase of $676 million in cash flow from financing activities was primarily due to $191 million from the issuance of shares related to the September 2025 IPO, the issuance of $165 million in senior unsecured bonds in Klarna Bank AB, the receipt of $589 million from our credit facility, and notes payable redeemed in Klarna Bank AB of $86 million. This was offset by $142 milion of issuances of AT1 securities and subordinated debt of $100 million in Klarna Holding during the year ended December 31, 2024. KLARNA GROUP PLC 23 ANNUAL REPORT 2025 Docusign Envelope ID: EF828ECA-3A42-4E60-8AA6-31BB61DF6840

Indebtedness Swedish Medium Term Note Program Klarna Bank established a medium term note program (the “Swedish Medium Term Note Program”) for the issuance of medium term notes denominated in EUR, NOK and SEK (such notes, “Swedish MTN Notes”). Swedish MTN Notes may be issued in minimal denominations of EUR 100,000 (or the equivalent in any other available currency) and with a minimum term of one year. Klarna Bank has agreed that the total principal amount of Swedish MTN Notes will not exceed SEK 10 billion (approximately $1,086 million, using the SEK/USD exchange rate of 0.1086000 in effect as of December 31, 2025) at any time. Swedish MTN Notes may bear a fixed or floating interest rate determined by reference to a benchmark such as EURIBOR, NIBOR or STIBOR. Swedish MTN Notes are senior unsecured obligations of Klarna Bank and rank equally in right of payment to all of Klarna Bank’s existing and future senior debt and senior in right of payment to all of Klarna Bank’s existing and future subordinated debt. Neither Klarna Group plc nor any of its subsidiaries guarantees Swedish MTN Notes. The terms and conditions governing Swedish MTN Notes include certain covenants that, among others, limit Klarna Bank’s ability to consolidate, merge or transfer all or substantially all of its assets and require Klarna Bank to maintain a license to conduct banking and/ or financing activities as required under the Swedish Banking Act as well as make certain information available to noteholders. Euro Medium Term Note Program Klarna Holding and Klarna Bank established a medium term note program (the “Euro Medium Term Note Program”) for the issuance of medium term notes in DKK, EUR, NOK, GBP, SEK and USD (such notes, “Euro MTN Notes”). Euro MTN Notes may be issued in minimal denominations of EUR 100,000 (or the equivalent in any other available currency) and with a minimum term of one year. Klarna Holding and Klarna Bank have agreed that the total principal amount of Euro MTN Notes will not exceed EUR 3,000 million (approximately $3,540 million, using the EUR/USD exchange rate of 1.18 in effect as of December 31, 2025) at any time. Euro MTN Notes may bear a fixed or floating interest rate determined by reference to a benchmark such as EURIBOR, NIBOR, STIBOR, SOFR or CIBOR, or may be non-interesting bearing. Euro MTN Notes may be issued on a senior preferred basis (“Senior Preferred Notes”), on a senior non-preferred basis (“Senior Non-Preferred Notes”) or on a subordinated basis. The Senior Preferred Notes and the Senior Non-Preferred Notes are intended to be available to meet any MREL Requirement applicable to us. Neither Klarna Group plc nor any of its subsidiaries guarantees Euro MTN Notes. AT1 Notes Klarna Bank issues from time to time notes that are intended to be treated as Additional Tier 1 Capital (such notes, “AT1 Notes”). AT1 Notes have no set maturity date but Klarna Bank may, subject to the SFSA’s pre-approval, redeem such notes in its discretion five years after issuance. AT1 Notes may bear a fixed or floating interest rate determined by reference to a benchmark such as EURIBOR, NIBOR or STIBOR. AT1 Notes are junior unsecured obligations of Klarna Bank and rank equally in right of payment to all of Klarna Bank’s existing and future Additional Tier 1 Capital instruments, senior to all ordinary shares and other instruments that rank junior to AT1 Notes and junior in right of payment to all of depositors of Klarna Bank, other unsubordinated creditors of Klarna Bank, any non-preferred creditors, as defined in the Swedish Rights of Priority Act, and any subordinated creditors, including holders of instruments that qualify as Tier 2 Capital of Klarna Bank. AT1 Notes are subject to write- KLARNA GROUP PLC 24 ANNUAL REPORT 2025 Docusign Envelope ID: EF828ECA-3A42-4E60-8AA6-31BB61DF6840

down upon occurrence of a trigger event, as set forth in the applicable terms and conditions governing the particular series of AT1 Notes. Tier 2 Notes Klarna Holding issues from time to time notes that are intended to be treated as Tier 2 Capital (such notes, “Tier 2 Notes”). Tier 2 Notes may bear a fixed or floating interest rate determined by reference to a benchmark such as EURIBOR, NIBOR or STIBOR. Tier 2 Notes are junior unsecured obligations of Klarna Bank and rank equally in right of payment to all of Klarna Holding’s existing and future Tier 2 Capital instruments, senior in right of payment to all of Klarna Bank’s existing and future Additional Tier 1 Capital instruments and all ordinary shares and other instruments that rank junior to Tier 2 Capital instruments and junior in right of payment to all of depositors of Klarna Bank, other unsubordinated creditors of Klarna Bank, and any non-preferred creditors, as defined in the Swedish Rights of Priority Act. The terms and conditions governing Tier 2 Notes include certain covenants that, among others, require Klarna Holding to make certain information available to the noteholders. Tier 2 Notes may be issued under the Swedish Medium Term Note Program or the Euro Medium Term Note Program, or in a standalone offering. Notes currently outstanding The table below includes details regarding series of notes outstanding as of December 31, 2025. The amounts in U.S. dollars included below were translated from SEK, where applicable, using the SEK/USD exchange rate of 0.1090 in effect as of December 31, 2025, and rounded to one decimal. KLARNA GROUP PLC 25 ANNUAL REPORT 2025 Docusign Envelope ID: EF828ECA-3A42-4E60-8AA6-31BB61DF6840

Docusign Envelope ID: EF828ECA-3A42-4E60-8AA6-31BB61DF6840

Notes	Maturity Year	Interest Rate	Program	Outstanding Indebtedness
Senior Unsecured Floating Rate Notes	2026	Three-month STIBOR plus 2.250%	Swedish Medium Term Note Program	$54 million
Senior Unsecured Floating Rate Notes	2026	Three-month STIBOR plus 1.800%	Swedish Medium Term Note Program	$82 million
Senior Unsecured Floating Rate Notes	2027	Three-month STIBOR plus 2.050%	Swedish Medium Term Note Program	$27 million
Senior Preferred Floating Rate Notes	2027	Three-month STIBOR plus 1.550%	Euro Medium Term Note Program	$65 million
Senior Preferred Floating Rate Notes	2028	Three-month STIBOR plus 1.750%	Euro Medium Term Note Program	$98 million
Tier 2 Subordinated Unsecured Floating Rate Notes	2033	Three-month STIBOR plus 7.500%	N/A	$54 million
Tier 2 Subordinated Unsecured Floating Rate Notes	2033	Three-month STIBOR plus 7.500%	N/A	$27 million
Tier 2 Subordinated Unsecured Floating Rate Notes	2034	SOFR plus 7.000%	Euro Medium Term Note Program	$100 million
AT1 Subordinated Unsecured Floating Rate Notes	No maturity	Three-month STIBOR plus 7.000%	N/A	$30 million
AT1 Subordinated Unsecured Floating Rate Notes	No maturity	Three-month STIBOR plus 9.500%	N/A	$163 million
Total				$700 million

Warehouse Financing facility

To supplement our deposit-based funding strategy and further diversify our available funding sources, during the third quarter of 2025, we entered into a warehouse financing facility (the "warehouse facility") with an affiliate of Banco Santander S.A. through a special-purpose consolidated subsidiary structured as a funding trust, as the funder, and Klarna Bank, as the borrower. Under the warehouse facility, we can borrow up to €1.4 billion ($1.6 billion) on a revolving basis. Any borrowings under the warehouse facility are secured by our German "Pay in 30" receivables and will be limited to 80% of the unpaid principal balance of the collateralized loans. Interest on the borrowings accrues at a variable rate by reference to one-month EURIBOR plus an applicable margin. Such borrowings will be classified within Notes payable and other borrowings in our consolidated balance sheets. The documents governing the facility contain customary representations and covenants reflective of our investment grade credit rating, including portfolio performance triggers. The warehouse facility is structured through a bankruptcy-remote special-purpose vehicle in which creditors do not have recourse against the general creditors of Klarna. As of the date of this report, $589 million was outstanding under the warehouse facility.

Securitization and Forward Flow Arrangements

We enter into synthetic securitization transactions with unconsolidated securitization vehicles ("SPVs"), pursuant to which we economically transfer a portion of credit risk for certain pools of

KLARNA GROUP PLC 26 ANNUAL REPORT 2025

consumer receivables (the “referenced pools”) to the SPV. The SPV then issues credit-linked notes to investors. Klarna retains contractual rights to receive the cashflows of the referenced pools and does not derecognize these consumer receivables from its consolidated balance sheet. Klarna pays a fee to the SPV for the transfer of credit risk that is recorded as incurred in Funding costs. The Company incurred fees of $30.7 million and $21.9 million for 2025 and 2024, respectively, in connection with such transactions. The total consumer receivable pool was $1.3 billion and $2.1 billion as of December 31, 2025 and 2024, respectively. In 2024, we entered into a forward flow arrangement involving the sale of U.K. Pay Later receivables to an external securitization vehicle financed by the issuance of senior and junior notes to third parties. We derecognize these receivables upon transferring the contractual rights to the cash flows and substantially all associated risks and rewards, which is deemed to occur on the sale date. We also continue to service the sold receivables on behalf of the SPV. The structure has a maximum total consumer receivable pool of GBP 818 million ($1,104 million using the GBP/USD exchange rate of 1.3500000 in effect as of December 31, 2025). During the second quarter of 2025, we entered into a new forward flow arrangement involving the sale of U.S. Pay Later receivables to an external securitization vehicle, under which the sale of receivables is expected to begin during the third quarter of 2025, up to a maximum program size of $777 million. In the fourth quarter of 2025, we entered into a new forward flow and whole-loan sale program with a third party investor. The arrangement included the sale of $800 million of the Group’s existing portfolio of U.S. Fair Financing term loans and ongoing sale of newly originated receivables with a maximum facility size of $1 billion and up to $6.5 billion of originations over its duration. The total consumer receivables originated at fair value through profit and loss or at fair value through OCI during 2025 totaled $18 billion, of which $786 million was unsold as of December 31, 2025. Management of Risks Risk management is central to Klarna’s operating model and underpins all activities conducted throughout the organization. The purpose of risk management is to safeguard Klarna’s long-term viability, mitigate volatility in financial performance, enhance operational resilience and performance, and facilitate informed decision-making. Klarna’s risk management governance model encourages a risk-aware culture combined with control structures which are monitored and enforced by independent control functions. Key controls are documented and assessed on a regular basis, with assessments considering both effectiveness of design and operation. The risk strategy is a natural extension of the business model that focuses on identification, assessment, management and monitoring of the material risks that Klarna is exposed to. Klarna categorizes the key risks it is exposed to into six types. These categories are subsequently further refined and managed within the organization. These risk categories form the basis of how Klarna identifies, assesses, manages, and reports against risk. KLARNA GROUP PLC 27 ANNUAL REPORT 2025 Docusign Envelope ID: EF828ECA-3A42-4E60-8AA6-31BB61DF6840

Credit risk is defined as: the risk of loss due to a counterparty failing to meet its contractual obligations or concentrations in exposures. Credit risk is fundamental to Klarna’s mission of providing consumers a smooth payment experience, better financial management and supporting partners’ growth. It is a risk that Klarna takes to achieve its business objectives. Klarna ensures that the consumer credit portfolio is resilient to volatile economic conditions by offering short duration credits and low average order value. Klarna limits the concentration of non- performing loans and large single exposures in the consumer credit portfolio. This, together with the dispersion of millions of customers across multiple countries and continents and low average order value, ensures that the consumer portfolio is diversified. Klarna takes precautions to ensure that approved consumers have the ability to pay their obligations. Exposures and losses stemming from partners, payment and bank counterparties are managed by limiting single exposures based on the risk class of the counterparty as well as the exposure concentration to individual partner segments. Exposures to partners are managed using mitigation tools to increase Klarna’s collateral, such as payment delays, rolling reserves, insurances and withholding payments. Klarna uses financial guarantees to provide protection for part of its portfolio of consumer exposures. The guarantee can reduce the regulatory capital the bank is required to hold for unexpected losses and the guarantee is fully funded with eligible collateral. Market risk is defined as: the risk of movements in market prices impacting Klarna’s earnings or capital position. Klarna does not actively take market risk but due to its multi-currency business and different duration of its assets and liabilities market risk is an inherent risk of the business. Interest rate risk specifically arises via a mismatch of terms in assets and liabilities where duration of funding is longer compared to the duration of credits granted to consumers. Klarna seeks to match lending in foreign currencies with a financial liability in the same currency and any mismatches may be hedged to minimize the impact changes in currency rates may have on Klarna’s realized earnings. Similarly, Klarna seeks to match changes in interest rate on borrowings with interest rates on lending and, where needed, hedge mismatches. Klarna does not invest in financial instruments other than for liquidity, interest rate and currency risk management purposes. From time to time Klarna makes strategic investments in other companies to accelerate innovation and/or expand and improve its product offering. Equity risk, the risk that the value of these investments may increase or decrease, is a natural consequence of this activity. The risk of losses arises due to the potential for adverse price changes of an investment. This exposure is limited through Board mandates. Liquidity risk is defined as: the risk of being unable to meet financial obligations as they fall due, or unable to fund operational needs without incurring unacceptable costs. Klarna is dependent upon the effective management of liquidity risk to realize the company’s strategy. The risk of insufficient funding being available would have implications on future growth, the company’s ability to meet financial obligations, and in an extreme scenario, the breach of regulatory limits. KLARNA GROUP PLC 28 ANNUAL REPORT 2025 Docusign Envelope ID: EF828ECA-3A42-4E60-8AA6-31BB61DF6840

Klarna is primarily exposed to liquidity risk due to the potential for unexpected increased demand for loans. There is a risk that Klarna does not have a sufficient capacity to acquire additional funding at a reasonable cost in a timely manner, or does not have sufficient levels of liquid assets to convert to cash during such times. Klarna therefore keeps sufficient levels of liquidity at hand at all times, ensuring that funds are available to support the business and that regulatory requirements are adhered to. Klarna actively manages its liquidity risk exposure and sources of liquidity by calculating, forecasting and managing the size of the High Quality Liquid Assets (HQLA) portfolio and the funding needs to ensure that Klarna always has the ability to fulfill its commitments as they fall due and meet regulatory requirements. Klarna invests in financial instruments for liquidity management purposes, and mostly in high credit quality sovereign and municipal government securities. Operational risk is defined as: the risk of inadequate or failed processes, personnel, products or third parties. Operational Risk exists across all of Klarna’s business processes. The continued delivery of Klarna’s services to customers (partners and consumers) relies on resilience and stability in how processes, personnel, products and third parties are managed. To manage these inherent risks Klarna operates a robust operational risk management framework. Klarna maintains an operational risk management framework as outlined in the Operational Risk Policy. This is supported by more detailed risk specific approaches. On an annual basis, business critical products and services are identified and a risk assessment completed, including review of internal controls and identification of any additional mitigation activities required. This includes maintaining a business continuity plan to ensure continuation of services in the event of disruption. To sustain operational delivery, outside of business continuity, a mandatory Incident management process provides a structured approach for continuous learning and improvement through analysis of past incidents. A driver of operational risk is major change. Klarna operates a change management approval process (the NPA process) to ensure a sound understanding of the business change and capture associated risks. All major changes undergo a risk assessment led by the owner of the change to identify and assess the risks associated with the change, and to implement adequate controls and/or mitigation actions. Klarna has zero tolerance for entering into or maintaining business relationships where there is knowledge or suspicion that Klarna’s products or services are being used for money laundering or terrorist financing. In such cases, Klarna will immediately terminate the relationship and take appropriate action in accordance with regulatory requirements. ICT and Security risk is defined as: the risk of loss, disruption, or compromise of information assets or ICT systems due to intentional or accidental events impacting confidentiality, integrity, or availability. ICT & Security risk arises from Klarna’s highly digital operating model, which relies on cloud- based infrastructure, large-scale consumer and merchant integrations, and continuous product innovation. Key exposures include cyber-attacks, system failures, inappropriate access, data leakage, supplier dependencies, and human factors such as phishing or weak security practices. As Klarna’s public profile grows, heightened attention is given to the risk of targeted cyber threats. KLARNA GROUP PLC 29 ANNUAL REPORT 2025 Docusign Envelope ID: EF828ECA-3A42-4E60-8AA6-31BB61DF6840

Klarna uses many automated and standardized security measures in a layered approach to protect systems. To manage IT and security risks, Klarna maintains a specific IT and security management framework. This includes frequent IT security/vulnerability assessments and testing, ongoing system monitoring, software change management controls, strict access management controls and regular training, including security awareness training and exercises. IT and Security risk controls are tested and measured continuously. Business risk is defined as: the risk of suboptimal strategy or sustainability factors impacting the achievement of Klarna’s long-term business objectives or altering the valuation or viability of the business. Business risk refers to the impact on Klarna’s ability to achieve its objectives, arising from strategic choices and execution, considering Klarna’s capital position, the business environment, and sustainability factors. When establishing its strategy, Klarna takes an integrated approach, considering its long-term financial interests, potential risks, and the capital required to manage those risks. This is done by ensuring the business strategy, risk strategy, risk appetite and capital planning are developed concurrently to allow each element to be taken into account by the others to produce a unified and coherent outcome. Klarna takes an agile approach to managing business risk, regularly reviewing strategic performance and adapting to new opportunities. This includes exploring new technologies or markets whilst leveraging Klarna’s core strengths, such as its unique product offering, global reach, brand and core gross profitability. Business planning sets out the implementation of the Board strategy and reporting occurs monthly to track and adapt business performance against the delivery of the strategy and how the Board’s strategy is being delivered. Klarna manages sustainability risks by recognizing both prudential and non-prudential regulatory dimensions. For prudential regulation, sustainability risk, including ESG factors, is integrated into risk management practices such as the credit policy and stress testing scenarios. Non-prudential regulation involves collaboration across Klarna to assess external data and communications, including ESG reports and voluntary reporting initiatives. Non-Financial and Sustainability Information Statement In accordance with sections 414CA and 414CB of the Companies Act 2006, the Directors present Klarna Group plc’s Non-Financial and Sustainability Information Statement for the year ended 31 December 2025. Klarna’s mission is to help consumers save time, save money, and reduce financial worry. Klarna provides flexible payment and financial services underpinned by an AI-powered technology platform, focusing on responsible lending, transparency, and consumer empowerment. Klarna’s sustainability approach is embedded into its overall business strategy and its principal non-financial policies and procedures address key areas of environmental sustainability, employee engagement, respect for human rights, social responsibility, and anti-corruption and anti-bribery matters. KLARNA GROUP PLC 30 ANNUAL REPORT 2025 Docusign Envelope ID: EF828ECA-3A42-4E60-8AA6-31BB61DF6840

Key non-financial information includes: Environmental matters: Klarna is committed to achieving net zero greenhouse gas emissions across its value chain by 2040, with interim targets validated by the Science Based Targets initiative (SBTi). Klarna applies an internal carbon fee and supports climate innovation through its Climate Transformation Fund. Klarna promotes conscious shopping through resale initiatives, and sustainability filter features. Employees: Klarna fosters an inclusive culture across its workforce, supported by training, well- being initiatives, and a strong employee engagement framework. Social matters: Klarna promotes financial stability, literacy and wellness through its product offering, financial wellness tools and educational campaigns. Respect for human rights: Klarna acknowledges its clear responsibility to support governments and civil society groups to ensure that human rights are upheld and respected in all the countries in which it operates. Klarna is committed to promoting and respecting human rights in alignment with the United Nations' Universal Declaration of Human Rights, the eight Core Conventions of the International Labour Organization, the United Nations' Guiding Principles on Business and Human Rights, and the Children's Rights and Business Principles. This includes non-discrimination, prohibition of child and forced labor, and safe and healthy working conditions. Equal opportunities and rights are offered to all employees, irrespective of national or ethnic origin, religion or belief, age, gender or gender identity or expression, sexual orientation, or disability. Klarna also complies with relevant national legislation in the countries where we operate, such as the UK's Modern Slavery Act 2015. Anti-corruption and anti-bribery matters: Klarna enforces a zero-tolerance approach through its Anti-Bribery and Corruption Instruction, mandatory compliance training, and whistleblowing channels. The following table summarizes selected non-financial key performance indicators relevant to Klarna Group plc’s environmental, social, employee, human rights and anti-corruption responsibilities. Key metrics Category Metric / Result Gender split Total employees 1,723 Male, 997 Female, 12 Other, and 99 Not reported Gender split Group management Team 10 Male and 2 Female Gender split Manager4 492 Male, 221 Female, 4 Other, and 13 Not reported Employee engagement satisfaction score 78% satisfaction Employees covered by Health and Safety policies 100% of employees Diversity and Inclusion training participation Mandatory annually for all employees Refer to Management of Risks section of this report for principal risks disclosures. KLARNA GROUP PLC 31 ANNUAL REPORT 2025 4 Manager: All on a leading position (either AL, AGL, DL, CL, CGL, CO excl. Group Management Team) Docusign Envelope ID: EF828ECA-3A42-4E60-8AA6-31BB61DF6840

Climate-Related Financial Disclosures Klarna Group plc complies with the requirements of the Companies (Strategic Report) (Climate- related Financial Disclosure) Regulations 2022. The following disclosures align with the recommendations of the Task Force on Climate-related Financial Disclosures (TCFD): Governance: The Board of Directors has oversight of climate-related risks and opportunities through quarterly updates and reviews, supported by Klarna’s Sustainability Lead and the Risk Control Function. Strategy: Klarna’s business strategy incorporates climate resilience, including a climate transition plan to achieve net zero emissions by 2040, and proactive investment in low-carbon technologies and sustainable commerce initiatives. Risk Management: Climate-related risks are integrated into Klarna’s enterprise risk management framework, including annual scenario analysis and climate risk assessments across operations, supply chain, and merchant ecosystems. Metrics and Targets: Klarna measures Scope 1, 2, and 3 emissions and has achieved a 43% reduction in total emissions compared to its 2022 baseline. Klarna’s climate targets are validated by the SBTi and tracked annually. Klarna’s Climate Risk and Resilience Assessment Klarna is committed to gaining a comprehensive understanding of the climate risks and opportunities the company is exposed to. Klarna deploys three principal tools to assess climate risks and opportunities and the resilience of its business model and strategy against them: 1) Annual GHG accounting 2) a quantitative climate scenario analysis and 3) a qualitative climate risk assessment. Annual GHG Accounting Klarna measures its GHG emissions annually in line with the GHG Protocol standards using Watershed’s GHG accounting application to assess the impact of its business on the climate and provide the foundation for its climate strategy and risk assessments. Klarna’s overall emissions are relatively low and no likely future sources of significant GHG emissions were identified. Climate Scenario Analysis Klarna conducted an updated climate scenario analysis in 2025. The analysis evaluates the potential financial impacts of climate-related physical and transition risks across its most financially material markets: Germany, the United States, Sweden, and the United Kingdom under three distinct climate scenarios. It also assesses Klarna’s exposure to high-carbon industries in these markets as a proxy for transition risks. Evaluation of Potential Financial Impacts To evaluate the potential financial impacts of climate-related physical and transition risks, the analysis employed the Nationally Determined Contributions (NDCs), Delayed Transition, and Net Zero 2050 scenarios developed by the Network for Greening the Financial System (NGFS). These scenarios provide distinct pathways for understanding macroeconomic and policy outcomes , including GDP deviations, regulatory changes, and shifts in consumer behavior. Further details on the KLARNA GROUP PLC 32 ANNUAL REPORT 2025 Docusign Envelope ID: EF828ECA-3A42-4E60-8AA6-31BB61DF6840

models are available through the NGFS Scenarios Portal. The analysis extends to 2034, covering near-, medium, and long-term time horizons. The analysis applied Integrated Assessment Models (IAMs) such as GCAM, REMIND-MAGPIE, and MESSAGEix-GLOBIOM which are foundational tools within the NGFS framework. These models integrate physical climate data with economic variables to estimate the potential impacts of climate change under varying policy and transition scenarios. • The NDCs scenario reflects governments’ formally committed climate pledges, assuming progressive policy tightening in line with nationally determined contributions. It produces a moderate-transition pathway with steadily rising mitigation efforts. • The Delayed Transition scenario reflects abrupt and reactive policy changes after 2030, highlighting risks from regulatory shocks and economic disruptions. • The Net Zero 2050 scenario assumes a structured and proactive approach to achieving global net-zero emissions, illustrating the economic costs and benefits of early climate action. These scenarios were selected to reflect a diverse range of plausible climate futures and to test the resilience of Klarna's business model to both transitional risks, and physical risks, including potential changes in regulation, consumer preferences, and the the frequency and severity of extreme weather events. The results were weighted according to Klarna's financial footprint in its most material markets, ensuring consistency with the company's business model and risk management framework. This methodology enables the estimation of not only direct financial impacts, but also secondary effects such as shifts in market dynamics and consumer behavior, providing a comprehensive foundation for strategic planning and long-term resilience. The analysis determined that the financial impacts of climate-related risks under all three scenarios were assessed as low, according to Klarna's internal risk scales. The Nationally Determined Contributions scenario, characterized by the formal committed policy pledges, indicated manageable reductions in transactional volumes with gradual economic impacts over time. The Delayed Transition scenario, reflecting abrupt policy shifts after 2030, suggested slightly smaller impacts on transactional volumes while emphasizing heightened risks from potential economic disruptions. The Net Zero 2050 scenario, representing a structured and proactive transition to a low- carbon economy, projected impacts reflecting the costs of early climate action. Despite differences between the scenarios, the analysis concluded that exposure to physical and transition risks covered by the scenario analysis' methodology and drivers of underlying scenarios remains limited, with all projected impacts falling within the low-risk range. Assessment of Klarna’s Exposure to High-Carbon Industries The analysis also adapted the Paris Agreement Capital Transition Assessment (PACTA) methodology to assess the exposure of Klarna’s business to carbon-intensive sectors as a proxy for exposure to potential regulatory and market shifts associated with decarbonization. Using PACTA, the analysis identified the relative contribution of the sectors Klarna has the most significant business volumes to the national GHG emissions of Klarna's most financially significant markets: Germany, the United States, Sweden, and the United Kingdom. KLARNA GROUP PLC 33 ANNUAL REPORT 2025 Docusign Envelope ID: EF828ECA-3A42-4E60-8AA6-31BB61DF6840

The results showed that the exposure of Klarna's business to carbon-intensive sectors remains minimal, with business activities concentrated in sectors with relatively low emissions profiles. Across all assessed markets, the categories representing the largest share of transactional volumes were found to contribute only marginally to national greenhouse gas emissions, reinforcing the company's limited transition-risk exposure and the resilience of its asset-light, digital business model. Qualitative Review of Climate Risks and Opportunities Klarna conducts an annual internal review of climate risks that qualitatively evaluates climate- related risks and opportunities that may impact its business operations and strategy over the short, medium and long-term. Based on the conclusions of the 2025 review, the following risks were assessed in line with the framework developed by the Taskforce for Climate-related Financial Disclosures (TCFD). Physical Risks Acute Physical Risks The operations of Klarna's more than 960k commercial partners are directly reliant on globally distributed production and logistics infrastructure, creating exposure to disruptions from extreme weather events such as floods, hurricanes, or wildfires. These disruptions could affect each of their individual business and financial stability, which in turn may impact transaction volumes on Klarna's platform. However, due to the high diversification of Klarna's business across geographies, sectors, and commercial partners, the aggregate risk from acute weather events, even under high emission scenarios, has been assessed as low. Chronic Physical Risks Over time, chronic physical risks from climate-related events may present challenges for the material sourcing and operations of some of Klarna's commercial partners. However, based on Klarna’s diversified business model, these risks are currently considered low for its business. Transition Risks Policy and Legal Risks Emerging climate-centric regulations, notably around emissions reporting and carbon pricing, present transition risks in the form of potential operational, compliance, and non-compliance costs. Adhering to new and evolving regulatory frameworks could result in increases in operational, administrative, and third-party advisory costs. Non-compliance may lead to legal and financial repercussions, including regulatory costs or litigation, as well as reputational damage. Overall, the potential costs of policy and legal transition risks are assessed as low, given Klarna’s digital business model, which entails limited direct emissions and minimal exposure to highly polluting sectors, as well as its robust governance and compliance controls. These risks are actively monitored and mitigated through Klarna’s established ESG reporting processes, proactive regulatory engagement, and climate-action activities. KLARNA GROUP PLC 34 ANNUAL REPORT 2025 Docusign Envelope ID: EF828ECA-3A42-4E60-8AA6-31BB61DF6840

Market Risks In the context of climate transition, market risks refer to potential impacts arising from changes in consumer preferences and market demand linked to sustainability trends, rather than traditional financial market exposures. Klarna connects consumers and commercial partners to deliver a safe and superior commercial experience, specializing in payments, factoring, and consumer credits with low order values and short durations. Business volumes are therefore directly linked to consumer spending. Increasing awareness of the climate impacts of goods and services may influence purchasing behavior, potentially lowering overall spending or shifting consumption toward products perceived as more sustainable. These potential market shifts create transition risks for Klarna, such as decreasing transaction volumes or reduced demand in product categories with high commercial significance but low sustainability perception. These risks are considered low, given Klarna’s proactive sustainability profile, which includes partnerships that promote responsible consumption and in-app functionalities that help users make more sustainable choices. Through these initiatives and the ongoing integration of sustainability into its product offering and brand strategy, Klarna is well positioned to adapt to and benefit from market shifts driven by the climate transition. Reputational Risks Reputational risk may arise from Klarna’s association with brands or commercial partners that are scrutinized for the climate impact of their business models, or from perceptions that Klarna indirectly contributes to such impacts through its services. These risks are considered low, given Klarna’s strong governance standards, proactive climate strategy, and transparent communication on sustainability performance. Klarna actively manages reputational exposure through robust partner due-diligence processes and by embedding sustainability principles into its partnerships and product development. In addition, Klarna promotes transparency and awareness among consumers through features integrated into the Klarna app, which provide users with sustainability-related information about brands and products, highlight recognized certifications, and offer guidance on extending product life through resale and circular options. Climate-Related Opportunities Climate Leadership Klarna's ambitious and innovative climate goals and strategies position it as a leader among peers, strengthening the brand in the eyes of customers, merchant partners, and other stakeholders, and providing a credible foundation for its sustainability features. Climate Stewardship Klarna has an opportunity to establish itself as a go-to destination for environmentally conscious shoppers, for example by providing credible information about the sustainability aspects of goods and services or offering used and refurbished goods on the platforms. Building on existing offerings that highlight climate and sustainability-related performance of products and commercial partners, Klarna is well-positioned to capitalize on this growing market segment and actively pursues this opportunity with its evolving portfolio of sustainability information offerings. KLARNA GROUP PLC 35 ANNUAL REPORT 2025 Docusign Envelope ID: EF828ECA-3A42-4E60-8AA6-31BB61DF6840

Resilience of Business Model and Strategy to Climate Risk Based on the results of Klarna’s climate scenario analysis and qualitative climate risk review, the company’s business model is assessed as resilient to the impacts of climate change. Klarna's operations are not dependent on physical assets that are vulnerable to climate events. While specific commercial partners may have operations or supply chains exposed to physical climate risks, these risks are effectively mitigated by the size and diversity of Klarna's commercial partner network, which makes the overall business structurally resilient to these risks. Klarna has limited exposure to high-carbon industries and is not reliant on carbon-intensive operations. Consequently Klarna has low exposure to climate-related transition risks. In addition, Klarna takes proactive steps to further mitigate residual risks, including reducing value-chain emissions, providing consumers with tools to understand and manage the environmental impact of their purchases, and embedding climate considerations into risk management and strategic planning. Taken together, these factors support the conclusion, based on best-available information, that Klarna’s overall exposure to climate-related risk is low, according to the company’s internal risk- impact assessment scale. Klarna will continue to monitor and update this assessment on an ongoing basis to reflect emerging data, regulatory developments, and potential changes in its risk profile. The following table provides a summary of Klarna Group plc’s principal climate-related performance indicators, aligned with the Group’s net zero strategy and climate risk management approach. Category Metric / Result Scope 1 GHG emissions (2025) 66 tCO₂e Scope 2 GHG emissions (market-based, 2025) 35 tCO₂e Scope 3 GHG emissions (2025) 84,454 tCO₂e Total emissions reduction since 2022 baseline 43% reduction vs 2022 Science Based Targets Initiative (SBTi) approved targets Yes (validated 1.5°C pathway) Internal carbon fee applied Yes, $1.2m raised in 2025 Total CO₂e emissions (market-based) 84,555 tCO₂e Net zero target year 2040 Streamlined Energy and Carbon Reporting (SECR) Statement In accordance with the requirements of the Streamlined Energy and Carbon Reporting (SECR) regulation, Klarna confirms that its total energy consumption in the UK during the reporting period was less than 40 MWh. As a result, Klarna qualifies as a low-energy user and is exempt from the full energy and carbon reporting requirements outlined in the SECR framework. KLARNA GROUP PLC 36 ANNUAL REPORT 2025 Docusign Envelope ID: EF828ECA-3A42-4E60-8AA6-31BB61DF6840

Docusign Envelope ID: EF828ECA-3A42-4E60-8AA6-31BB61DF6840

The Strategic Report comprising pages 2 to 36 was approved by the Board and signed on its behalf by:

Signed by:
Boudien Moerman
128D18093D5D464...
/s/ Boudien Moerman

Boudien Moerman
Company Secretary & Chief Legal Officer
Klarna Group plc

March 10, 2026

Report from the Board of Directors

Board Composition

The Board of Directors of Klarna Group Plc is collectively responsible for overseeing the company's strategy, direction, performance and operational management. It holds ultimate accountability for maintaining high standards of corporate conduct, ensuring effective risk oversight, and securing compliance with legal and regulatory obligations. The directors who held office during the period and up to the date of signature of the financial statements were as follows:

Name	Age	Position(s)
Executive Officers		
Sebastian Siemiatkowski	43	Chief Executive Officer and Director
David Fock	47	Chief Product and Design Officer
Camilla Giesecke	44	Chief Operating Officer
Niclas Neglén	47	Chief Financial Officer and Director
David Sandström	42	Chief Marketing Officer
Yaron Shaer	49	Chief Technology Officer
David Sykes	41	Chief Commercial Officer
Non-Executive Directors		
Michael J. Moritz	70	Chairperson of the Board of Directors
Roger W. Ferguson, Jr.	73	Director
Lise Kaae	55	Director
Omid R. Kordestani	61	Director
Andrew Reed	35	Director
Sarah Smith	66	Director
Mateusz Staniszewski	30	Director
Markus Villig	31	Director

KLARNA GROUP PLC 37 ANNUAL REPORT 2025

Diversity of the Board Klarna Group plc is committed to promoting diversity at the Board and senior leadership levels. In connection with its annual evaluation of the Board, the board of directors considers a range of factors such as independence, knowledge, skills, experience, and diversity of background, gender and perspective. The Company actively promotes gender, racial, and cultural diversity at all levels of the organization. As a global fintech leader, Klarna seeks to maintain a board composition that reflects a broad mix of experience and viewpoints appropriate to its business and global operations. Directors’ and Officers’ Liability The Company maintains a Directors’ and Officers’ (D&O) liability insurance policy to provide coverage for its Directors and Officers against certain liabilities arising from alleged wrongful acts committed in their capacity as such, subject to the terms and limitations of the policy. In accordance with the Companies Act [2006], the Company may not exempt a director from liability for negligence, default, breach of duty or breach of trust, but may maintain insurance and provide certain permitted indemnities to directors, subject to applicable legal limitations. Certain non-employee directors may also be entitled to additional insurance coverage through their respective employers. Dividend Policy We intend to retain future earnings to fund business expansion and do not expect to declare or pay any dividends for the foreseeable future. Any future determination regarding dividends will be made at the discretion of our Board, subject to applicable legal and regulatory requirements. Political Donations During the year ended December 31, 2025, the Group made no political donations nor other political expenditures. Share Capital Details of the issued share capital, together with the details of shares issued during the year, are set out in Note 22 to the consolidated financial statements. Substantial Shareholders As at the date of this report, the following shareholders beneficially owned 5% or more of the Company’s issued share capital: KLARNA GROUP PLC 38 ANNUAL REPORT 2025 Docusign Envelope ID: EF828ECA-3A42-4E60-8AA6-31BB61DF6840

Docusign Envelope ID: EF828ECA-3A42-4E60-8AA6-31BB61DF6840

Shareholder	Number ordinary shares	Approximate % of Total Voting Rights
Entities affiliated with Sequoia Capital[5]	76,671,503	23%
Heartland A/S	29,652,586	9%
Victor Jacobsson	24,959,959	6%
Sebastian Siemiatkowski	24,651,816	7%
Commonwealth Bank of Australia	17,407,235	5%

Conflicts of Interest

All directors are required to disclose any actual or potential conflicts of interest in accordance with applicable law and our corporate governance framework. Any disclosed conflicts are reviewed and addressed in accordance with our established governance procedures.

Independent Auditor and Disclosure of Information

Ernst & Young LLP have indicated a willingness to continue as auditors, and a resolution for their reappointment will be presented to the members at the forthcoming Annual General Meeting. So far as each person who was a director at the date of approving this report is aware, there is no relevant audit information of which the Company's auditor is unaware. Additionally, each director has taken all the necessary steps that they ought to have taken as a director in order to make themselves aware of all relevant audit information and to establish that the Company's auditor is aware of that information.

Financial Risk Management

Information regarding the Group's use of financial instruments, its financial risk management objectives and policies (including hedging policies), and its exposure to price risk, credit risk, liquidity risk, and cash flow risks are included in Note 2 to the consolidated financial statements.

Going Concern

The directors have assessed the financial position of Klarna Group plc, including its funding arrangements and business model,and have concluded that the Group has sufficient resources to continue in operation for the foreseeable future. Accordingly, the consolidated financial statements have been prepared on a going concern basis, as described in the consolidated financial statements.

[5] Consists of ordinary shares held by: (i) Sequoia Capital GFIV Sweden, L.P.; (ii) Sequoia Capital Global Growth Fund L.P.; (iii) Sequoia Capital US/E Expansion Fund I, L.P.; (iv) Sequoia Capital Global Growth Fund III - Endurance Partners, L.P.; (v) Sequoia Capital U.S. Growth Fund IV, L.P.; (vi) Sequoia Capital Global Growth Fund II, L.P.; (vii) Sequoia Capital Global Growth Principals Fund, L.P.; (viii) Sequoia Capital Global Growth II Principals Fund, L.P.; (ix) Sequoia Grove II, LLC; (x) Sequoia Grove UK, L.P.; and (xi) SCGE Fund, L.P.

KLARNA GROUP PLC 39 ANNUAL REPORT 2025

Interactions with regulators In the US, we closely monitored the impact of the new Administration on rules and regulations relevant to our sector. In March 2025, the CFPB1 announced that it would not be pursuing its previously announced Interpretive Rule on “buy now, pay later.” Following further changes to the CFPB’s priorities at the Federal supervisory level, we have seen increased regulatory action from individual US states. As a result, we have been engaging proactively with lawmakers in states like New York and Ohio as they explore their own approach to regulation. In Sweden, we supported the government’s work on the transposition of the updated Consumer Credit Directive by responding to the public consultation and engaging in bilateral meetings with the Ministry of Justice. We hosted a roundtable discussion during Almedalen Week, and shared insights with relevant stakeholders on measures to combat over-indebtedness in Sweden. We continue to engage with the SFSA and other supervisory authorities as part of our ongoing regulatory dialogue. In Germany, we engaged with national policymakers on topics such as the 2nd Consumer Credit Directive (CCD), the EU Payments Package, and amendments to the Federal Data Protection Act on credit scoring. In the EU, we worked with national Member State lawmakers on the two-year transposition of the 2nd Consumer Credit Directive (CCD) to help ensure the future regulation of “buy now, pay later” was proportionate and in line with the framing passed down by Brussels. Klarna also responded to consultations on the EU Banking Package (Basel 3.1), Payment Services Directive 3, Payment Regulation 1, and Financial Data Access initiatives. In the UK, we had extensive engagement with the Financial Conduct Authority (FCA) and their consultation on incoming “buy now, pay later” regulation. We also supported the Competition and Markets Authority in their studies into mobile platforms and digital wallets. Future development Our mission is to reimagine how consumers spend and save in their daily lives. We help people save time, money and reduce financial worry. We envision a world where Klarna empowers everyone, everywhere, through seamless commerce experiences—as a personalized, trusted assistant making financial empowerment effortless. We will continue to invest in our products and services including the Klarna app, Card, bank accounts, open banking and our marketing services to create a strong platform for future growth. Refer to Note 26 Significant events after the end of the reporting period of the consolidated financial statements for further detail. Registered office 10 York Road, London, England, SE1 7ND KLARNA GROUP PLC 40 ANNUAL REPORT 2025 Docusign Envelope ID: EF828ECA-3A42-4E60-8AA6-31BB61DF6840

Branches abroad The Group conducts certain European banking operations through its indirect subsidiary, Klarna Bank AB (publ), which operates branches in Denmark, France, Ireland, Germany, and the United Kingdom. The UK branch does not perform regulated activities; regulated activities in the UK are conducted only by KFSUK. Directors' Remuneration Report Statement from the Chair of the Remuneration & Nomination Committee Dear Shareholder, On behalf of the Remuneration and Nomination Committee (the "Committee"), I am pleased to present the Directors' Remuneration Report for the year ended 31 December 2025. This is Klarna Group plc's first Directors' Remuneration Report as a quoted company following the successful listing of its ordinary shares on the New York Stock Exchange on 10 September 2025. 2025 was a landmark year for Klarna. The Group completed its IPO on 10 September 2025, with ordinary shares now traded on the NYSE under the ticker "KLAR". The year marked the completion of the first phase of Klarna's strategic journey — building a scaled global payments network — and the acceleration of its second phase: converting that network into a global digital bank through cards, savings and Fair Financing. The Group delivered strong top-line growth. Full year total revenue grew 25% to $3,509 million, with Q4 representing Klarna's first billion-dollar revenue quarter at $1,082 million, up 38% year-on- year and above guidance. U.S. revenue grew 58% year-on-year in Q4. Full year GMV reached $128 billion (+21%), with Q4 GMV of $38.7 billion (+32%) also exceeding guidance. Strategic product adoption accelerated materially in the second half of the year. Fair Financing GMV grew 165% year-on-year in Q4, reaching 193% in December. The Klarna Card reached 4.2 million active users, with Card GMV growing 209% in Q4 and the Card now representing 15% of total transactions. Most engaged banking consumers grew 101% year-on-year to 15.8 million, generating $107 in revenue per user — more than three times the base population. This growth came with a near-term impact on reported margins. Full year adjusted operating profit was $65 million and the Group recorded a net loss of $273 million. Fair Financing requires upfront provisioning for expected credit losses at origination while interest income accrues over the life of the loan; faster-than-expected adoption therefore temporarily defers reported profitability. Importantly, delinquency rates remain stable, with provision for credit losses declining to 0.65% of GMV in Q4, down 7 basis points quarter-on-quarter, and charge-off performance within expected ranges. Operating discipline was maintained throughout. Since Q4 2022, revenue has grown 104% while operating expenses have decreased 8%. Revenue per employee reached $1.24 million, up 3.6 times since 2022, while headcount is down 49%, with compensation per employee simultaneously increasing. The major remuneration decisions taken during the year were as follows: KLARNA GROUP PLC 41 ANNUAL REPORT 2025 Docusign Envelope ID: EF828ECA-3A42-4E60-8AA6-31BB61DF6840

Adoption of the 2025 Omnibus Incentive Plan. On 27 June 2025, the Company adopted the Klarna Group plc 2025 Omnibus Incentive Plan (the "Omnibus Plan"), which serves as the primary share incentive plan for employees and third-party contributors following the IPO. The Omnibus Plan provides for a range of award types including share options, restricted share units ("RSUs"), performance awards and other share-based instruments. Share option awards to executive directors. During 2025, the Board granted options to acquire 8,834,736 ordinary shares to members of the Company's management team, and a further 108,960 ordinary shares to certain executive officers and directors. Class C share option award to the Chief Executive Officer. The Board granted 17,505,672 Class C share options to Sebastian Siemiatkowski, Co-Founder and Chief Executive Officer, vesting over a four-year period at a weighted average exercise price of $45.8. Two Class C share options entitle Mr Siemiatkowski to elect, at his discretion, to receive either one ordinary share or two Class C shares upon exercise. The Board also amended the terms of options previously granted to Mr Siemiatkowski to allow for exercise into 2,941,236 Class C shares (or 1,470,618 ordinary shares). Board and Committee composition changes. During the year, the Board was strengthened with two new non-executive director appointments: Markus Villig (Co-Founder and CEO of Bolt Technology OÜ) joined the Board in February 2025, and Mateusz Staniszewski (Co-Founder and CEO of ElevenLabs Inc.) joined in May 2025. Additionally, Niclas Neglén (Chief Financial Officer) was appointed as an executive director in February 2025. The following changes to remuneration arrangements occurred during 2025: Share subdivision. In March 2025, the Board approved a 1-for-12 share subdivision of the Company's ordinary shares, effected on 6 March 2025. This subdivision affected the number of shares underlying all existing and future equity awards, and all per-share figures and award numbers have been retrospectively adjusted to reflect the subdivision throughout this report. Capital reduction and distributable reserves. In September 2025, the Company completed a capital reduction creating distributable reserves of approximately $4.6 billion, reallocated from share capital and additional paid-in capital to retained earnings. This transaction had no impact on total equity, profit or loss, or cash flows, but is relevant to the future ability to pay dividends and the operation of certain equity award arrangements. Introduction of Class C share structure. In connection with the IPO, the Company introduced a multi-class share capital structure comprising ordinary shares (one vote per share) and Class B shares (ten votes per share, no economic rights). Class C shares may be issued to Mr Siemiatkowski and certain related parties, each carrying ten votes per share and participating in dividends at half the rate of ordinary shares. The issuance of Class C shares is capped such that the voting rights attributable to all Class C shares KLARNA GROUP PLC 42 ANNUAL REPORT 2025 Docusign Envelope ID: EF828ECA-3A42-4E60-8AA6-31BB61DF6840

outstanding may not exceed 15% of the total voting rights of all shares outstanding immediately prior to the IPO. Repurchase of legacy warrants. During 2025, the Company, through Klarna Bank AB, repurchased an aggregate of 1,267,752 legacy warrants to acquire Klarna Holding AB ordinary shares held by employees and management. Of the repurchased warrants, 17,500 were held by members of the Company's management team. The Committee is satisfied that the remuneration arrangements in place during 2025 appropriately support the Group's strategy, are aligned with shareholders' long-term interests, and are consistent with the requirements of applicable legislation and the Group's remuneration policy. I welcome any dialogue with shareholders on remuneration matters. Yours faithfully, Omid R. Kordestani Chair, Remuneration and Nomination Committee Klarna Group plc March 10, 2026 Remuneration Philosophy and Objectives The aim of Klarna's remuneration programme is to attract and retain global talent, promote equal and fair treatment, and ensure that remuneration is aligned with efficient risk management and long- term shareholder value creation. The Remuneration and Nomination Committee — comprising Omid R. Kordestani (Chair), Andrew Reed, Michael J. Moritz and Sarah Smith — oversees the design and operation of the remuneration framework and approves all executive and director awards. The framework is structured to avoid excessive risk-taking or short-term profit pursuits that could undermine Klarna's long-term objectives. Variable remuneration takes into account individual, team and Group financial performance, as well as qualitative criteria including compliance with Klarna's policies, rules and applicable laws and regulations. Where criteria are not met, or where the Group's results or financial condition have been materially adversely affected, Klarna retains the right to reduce or clawback variable remuneration. KLARNA GROUP PLC 43 ANNUAL REPORT 2025 Docusign Envelope ID: EF828ECA-3A42-4E60-8AA6-31BB61DF6840

Docusign Envelope ID: EF828ECA-3A42-4E60-8AA6-31BB61DF6840

Summary Remuneration Table

The following table sets forth information concerning the components of remuneration of the current members of our board of directors for the year ended December 31, 2025.

(in $ millions)	Fixed Salary	Variable Bonus	Fixed Fixed Equity	Variable Variable equity	Variable Other benefits	Fixed Pension expenses	2025 Total	2024 Total	Annual % Change in Remuneration YoY
Directors									
Michael J. Moritz	$ 0.1	$ —	$ —	$ 1.5	$ —	$ —	$ 1.6	$ —	n/a
Roger W. Ferguson, Jr.	$ 0.2	$ —	$ 0.1	$ 0.2	$ —	$ —	$ 0.4	$ 0.2	100 %
Lise Kaae	$ —	$ —	$ —	$ 1.5	$ —	$ —	$ 1.5	$ —	n/a
Omid R. Kordestani	$ 0.2	$ —	$ —	$ 0.2	$ —	$ —	$ 0.4	$ 0.3	33 %
Andrew Reed	$ —	$ —	$ —	$ 1.5	$ —	$ —	$ 1.5	$ —	n/a
Sarah Smith	$ 0.2	$ —	$ —	$ 0.2	$ —	$ —	$ 0.4	$ 0.3	33 %
Markus Villig	$ 0.1	$ —	$ —	$ 1.0	$ —	$ —	$ 1.1	$ —	n/a
Mati Staniszewski	$ 0.1	$ —	$ —	$ 1.0	$ —	$ —	$ 1.1	$ —	n/a
Sebastian Siemiatkowski	$ 3.3	$ 0.3	$ 19.0	$ 22.3	$ 0.1	$ 0.2	$ 45.1	$ 22.5	100 %
Niclas Neglén	$ 1.5	$ —	$ 2.4	$ 4.2	$ —	$ —	$ 8.1	$ 4.2	93 %
Total	**5.7**	**$ 0.3**	**$ 21.4**	**33.5**	**$ 0.1**	**$ 0.2**	**$ 61.1**	**$ 27.5**	**122 %**

Annual percentage change in directors' remuneration is shown for the period from 1 January 2024 to 31 December 2025, being the period from the date of incorporation of Klarna Group plc as the ultimate parent entity of the Klarna Group in May 2024 to the end of the current financial year. As Klarna Group plc has been the Group's ultimate parent entity only since May 2024, it is not practicable to present a five-year comparison as contemplated by Schedule 8 of the Large and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008. The comparison will be extended in future years' reports as further data becomes available.

During the same period the annual percentage change in an average employees total remuneration excluding the CEO was 4% to $111,100 in 2025 from $106,839 in 2024 converted using the closing fx rate at December 31, 2025.

Expense Reimbursements

In addition to the remuneration disclosed in the table above, the Company reimburses directors for reasonable expenses incurred in the performance of their duties in the normal course of business. Such expenses include travel, accommodation and other incidental costs incurred in connection with attending Board and Committee meetings and carrying out their responsibilities as directors of the Company. Expense reimbursements are not considered to form part of directors' remuneration for the purposes of this report and are not included in the figures set out in the Summary Remuneration Table above.

Fixed and Variable Remuneration

Fixed Remuneration

Fixed remuneration comprises base salary, pension contributions and other benefits, together with Fixed Equity awards. Fixed Equity is awarded at the election of each eligible director in the form

KLARNA GROUP PLC 44 ANNUAL REPORT 2025

of either share options exercisable at grant date or vested shares, in both cases subject to holding restrictions for retention purposes. Fixed Equity is not subject to performance conditions but serves to align director and officer interests with those of shareholders over the medium to long term through the operation of the applicable holding period. For the year ended 31 December 2025, total Fixed Equity awarded to all directors and officers amounted to $21.4 million. Variable Remuneration Variable remuneration comprises Variable Equity awards and, where applicable, an annual bonus. Variable Equity is performance-based in its design and purpose: it is linked to continued service and the long-term growth of shareholder value over a multi-year vesting period. Variable Equity awards vest at 25% per annum over a four-year period without the application of specific financial performance-linked targets; the time-based vesting schedule is itself considered a performance and retention mechanism, ensuring that value is delivered only where the participant remains committed to Klarna's long-term success. Variable Equity awards are made at the election of each eligible director in the form of share options or Restricted Share Units ("RSUs"). Share options are granted with an exercise price equal to the market value of the Company's ordinary shares on the date of grant. The number of ordinary shares receivable on exercise may be enhanced for certain senior awards to reflect the longer-term nature of the commitment and the level of seniority of the participant, as determined by the Remuneration and Nomination Committee. RSUs granted under the Omnibus Incentive Plan vest into ordinary shares in Klarna Group plc and, on vesting, may be subject to a withholding arrangement to settle the participant's tax liability in accordance with applicable law. For the year ended 31 December 2025, total Variable Equity awarded across all directors and officers amounted to $33.5 million. On a Group-wide basis, variable equity represented approximately 55% of total remuneration, reflecting the Board's commitment to a strongly performance-aligned pay structure. CEO Long-Term Incentive and Equity Alignment In 2025, the Remuneration and Nomination Committee approved the grant of 17,505,672 Class C share options to Sebastian Siemiatkowski, the CEO and Co-Founder, under the C Share Awards Plan. These options vest in equal annual instalments over a four-year period. The weighted average exercise price, expressed as the equivalent of one ordinary share, is $91.8 — representing a substantial premium of approximately 130% to the IPO price of $40.00 per ordinary share at which Klarna listed on the New York Stock Exchange in September 2025. As of the date of the 20-F, these options are materially out of the money and no value is realisable by Mr. Siemiatkowski unless and until the ordinary share price exceeds the exercise price. This structure directly aligns the CEO's long-term incentive with the interests of shareholders who benefit from equivalent share price appreciation. Two Class C share options entitle the recipient to either one ordinary share or two Class C shares, at Mr. Siemiatkowski's election. The acquisition of Class C shares upon exercise is subject to an annual limit of 1.5% of issued and outstanding ordinary shares as of the last day of the preceding fiscal year, and the total voting rights attributable to all outstanding Class C shares may not at any time exceed 15% of total voting rights outstanding immediately prior to the Company's IPO. As of the date of this report, no Class C shares have been issued. The equity compensation amounts reported in the Summary Remuneration Table reflect grant- date fair values calculated in accordance with IFRS 2 and do not represent cash compensation received by, or value currently realisable by, Mr. Siemiatkowski. KLARNA GROUP PLC 45 ANNUAL REPORT 2025 Docusign Envelope ID: EF828ECA-3A42-4E60-8AA6-31BB61DF6840

Vesting Schedule All equity awards — both Fixed Equity (to the extent subject to holding restrictions) and Variable Equity — are designed to create a long-term alignment between the interests of directors, executive officers and shareholders. Variable Equity under both the RSU Programme and the share option plans vests at 25% per annum over a four-year period, subject to continued service. If a participant leaves Klarna prior to vesting, unvested awards are forfeited. This staggered vesting approach serves as a retention mechanism and ensures that realised value is proportionate to the participant's sustained contribution to Klarna's growth over time. Share options and warrants awarded under the Group's programmes are subject to vesting over a term of typically four to five years. The Remuneration and Nomination Committee retains discretion to determine the treatment of awards on termination of service or in the event of a change of control, including the ability to accelerate, substitute, or cancel outstanding awards. Malus and Clawback All equity award agreements entered into under the Omnibus Incentive Plan — encompassing RSUs, share options and other share-based awards — include customary malus and clawback provisions. These provisions enable the Company to cancel unvested awards (malus) or require the reimbursement of vested or exercised awards (clawback) in the event of, amongst other circumstances: • misconduct or a material breach of the Company's policies, rules or applicable laws and regulations; • a material misstatement of the Company's financial results; or • a material adverse effect on the Group's results of operations, financial condition or future prospects. These provisions apply to the extent permitted by applicable law and any relevant stock exchange rules, including the requirements of Section 10D of the Exchange Act and any rules promulgated thereunder. The existence of robust malus and clawback provisions reflects the Board's commitment to sound risk governance and its ability to respond to failures in conduct or financial performance by ensuring that variable pay outcomes remain appropriate in light of actual circumstances. Variable remuneration may also be unilaterally reduced or withdrawn prior to payment or vesting where the criteria underpinning the award are not met, or where the Group's performance, compliance record or risk profile warrants such action. Total Shareholder Return The graph below shows the total shareholder return ("TSR") on a holding of the Company's ordinary shares from admission to trading on the New York Stock Exchange on 10 September 2025 to 31 December 2025, compared to a hypothetical holding of shares making up the NYSE Composite Index over the same period. The NYSE Composite Index has been selected as the broad equity market comparator on the basis that it represents the most appropriate measure of general market KLARNA GROUP PLC 46 ANNUAL REPORT 2025 Docusign Envelope ID: EF828ECA-3A42-4E60-8AA6-31BB61DF6840

performance against which Klarna's TSR should be assessed, being the index of the exchange on which the Company's ordinary shares are listed and traded. TSR has been calculated assuming the reinvestment of dividends. No dividends were declared or paid by the Company during the period from admission to 31 December 2025. The graph has been prepared using a base value of 100 applied to the IPO price of $40.00 per ordinary share and to the closing level of the NYSE Composite Index on 10 September 2025, being the date of admission to trading. As Klarna Group plc was admitted to trading on the New York Stock Exchange on 10 September 2025, the graph covers only the period from the date of admission to 31 December 2025, being a period of approximately 113 days. This reflects the fact that 2025 is the first financial year in which the Company has been a quoted company within the meaning of Schedule 8 of the Large and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008. In accordance with those Regulations, the graph will be extended in subsequent years' Directors' Remuneration Reports until a five-year performance period has been accumulated. Total Shareholder Return KLAR Indexed NYA Indexed 10/9/2025 30/09/2025 31/10/2025 28/11/2025 31/12/2025 0 25 50 75 100 125 During the period from admission to 31 December 2025, the TSR on a holding of the Company's ordinary shares was -27.73%, reflecting a closing share price of $28.91 on 31 December 2025 against the IPO price of $40. Over the same period, the NYSE Composite Index returned approximately 3.33%, reflecting the broader market context in which the Company operated during its first partial year as a listed company. The Remuneration and Nomination Committee notes this performance in the context of the remuneration outcomes described in this report, and in particular the structure of the CEO's long-term incentive award, which has a weighted average exercise price of approximately $91.80 per ordinary share equivalent which therefore remains materially out of the money as at the date of this report. KLARNA GROUP PLC 47 ANNUAL REPORT 2025 Docusign Envelope ID: EF828ECA-3A42-4E60-8AA6-31BB61DF6840

Docusign Envelope ID: EF828ECA-3A42-4E60-8AA6-31BB61DF6840

Scheme Interests Awarded During the Year

Director	Award Type	No. Granted	Grant Date	Exercise Price (wtd avg)	Face Value $'m[6]	Vesting Period
S. Siemiatkowski	Class C Share Options	17,505,672	3/5/2025	450 SEK	297.6	4 years (graded 25% p.a.)
N. Neglén	Ordinary share options	1,364,964	3/5/2025	1,006.6 SEK	46.4	4 years (graded 25% p.a.)
N. Neglén	Vested shares	35,736	3/5/2025	NA	1.2	NA
M. Moritz	RSUs	37,500	9/11/2025	NA	1.6	4 years (graded 25% p.a.)
R. Ferguson Jr.	Ordinary share options	9,135	9/11/2025	$ 40.0	0.4	4 years (graded 25% p.a.)
R. Ferguson Jr.	Vested shares	1,373	12/1/2025	NA	0.0	NA
L. Kaae	Ordinary share options	91,352	9/11/2025	$ 40.0	3.9	4 years (graded 25% p.a.)
O. Kordestani	Ordinary share options	9,135	9/11/2025	$ 40.0	0.4	4 years (graded 25% p.a.)
A. Reed	Ordinary share options	91,352	9/11/2025	$ 40.0	3.9	4 years (graded 25% p.a.)
S. Smith	Ordinary share options	12,180	9/11/2025	$ 40.0	0.5	4 years (graded 25% p.a.)
M. Villig	Ordinary share options	60,901	9/11/2025	$ 40.0	2.6	4 years (graded 25% p.a.)
M. Staniszewski	Ordinary share options	60,901	9/11/2025	$ 40.0	2.6	4 years (graded 25% p.a.)

[6] Face value has been calculated by multiplying the number of awards granted by the closing market price of the Company's ordinary shares on the date of grant. For awards granted on 5 March 2025, a share price of $34.00 has been applied. For awards granted on 11 September 2025, a share price of $42.74 has been applied and for awards granted on 1 December 2025, a share price of $30.04 was applied. Face value does not represent the value realisable by the director or officer at the time of grant, nor does it take into account the exercise price payable on exercise of any share options or the probability of vesting. For share option awards, the face value represents the gross value of the ordinary shares underlying the award at the grant date price, before deduction of any exercise price.

KLARNA GROUP PLC 48 ANNUAL REPORT 2025

Docusign Envelope ID: EF828ECA-3A42-4E60-8AA6-31BB61DF6840

Pension Entitlements

The Group operates defined contribution pension plans only. Contributions are made to independent legal entities in accordance with fixed pension plans. The Group has no further obligation once contributions are paid. No directors have entitlements under defined benefit or cash balance arrangements; accordingly, the detailed disclosures required by 8Sch 13(1)(a)–(c) for defined benefit schemes are not applicable.

Directors' Shareholding and Share Interests

Director	Shares Held at 31 Dec 2025	Shares Held at 31 Dec 2024	Vested, exercisable but Unexercised	Vested but not exercisable	RSUs vested (not exchanged into KG Plc shares)	Options Exercised
S. Siemiatkowski	24,651,816	24,912,816	4,101,804	–	–	–
N. Neglén	45,615	–	–	1,274,076	920	–
M. Moritz	–	–	–	–	–	–
R. Ferguson Jr.	76,939	69,276	–	4,836	–	–
L. Kaae	–	–	–	–	–	–
O. Kordestani	78,310	54,288	–	4,440	–	–
A. Reed	–	–	–	–	–	–
S. Smith	25,969	–	–	4,836	–	–
M. Villig	–	–	–	–	–	–
M. Staniszewski	–	–	–	–	–	–

Consideration of Remuneration Matters

The Remuneration and Nomination Committee considered directors' remuneration matters during 2025. Members throughout the year were:

Omid R. Kordestani – Chair (independent non-executive director)

Andrew Reed – Member (non-executive director)

Sir Michael J. Moritz – Member (non-executive director)

Sarah Smith – Member (independent non-executive director)

At Klarna Bank AB level, following the discontinuation of the Remuneration Committee, the Board designated Omid R. Kordestani as Remuneration Oversight Director (ROD), responsible for preparing and presenting proposals to the Klarna Bank AB board on remuneration matters, including the Remuneration Policy and remuneration for members of the Group Management Team. The ROD conducts an annual independent evaluation of the Remuneration Policy and Klarna's remuneration system.

Remuneration Program

The aim of our remuneration program is to both support our ability to attract and retain global talent in every position at Klarna and promote equal and fair treatment, as well as to ensure that

KLARNA GROUP PLC 49 ANNUAL REPORT 2025

remuneration is aligned with efficient risk management and compliant with applicable laws and regulations. Our remuneration framework acknowledges the necessity of globally aligned, well-balanced, yet differentiated executive compensation structures tailored to support Klarna’s global footprint. It emphasizes the importance of consistency with sound and efficient risk management practices, avoiding excessive risk-taking and short-term profit pursuits that could impede our long-term objectives. Additionally, where applicable, our remuneration program reflects the requirements of the Swedish banking regulations applicable to Klarna. Remuneration and Nomination Committee We have established a Remuneration and Nomination Committee, which supports our board of directors in establishing and reviewing the compensation and benefits strategy and guidelines as well as in preparing the proposals to the annual general meeting of shareholders regarding the compensation of the members of our board of directors and our executive officers. The committee may submit proposals to the board of directors on other compensation-related matters. Our Remuneration and Nomination Committee consists of Omid R. Kordestani, Andrew Reed, Michael J. Moritz and Sarah Smith, with Omid R. Kordestani serving as chairperson. Remuneration Policy Our board of directors has adopted a Remuneration Policy that is designed to be compatible with, and support, sound and effective risk management, avoid excessive risk-taking and promote our long-term interests. The Remuneration Policy and wider remuneration system are assessed annually. The assessment includes an analysis of all key risks we are or might be exposed to, including the risks associated with our Remuneration Policy and remuneration structure. The risk cycle in our credit business is assessed to be short, which means that any risks typically materialize within a few months. Shareholder Voting on Remuneration As Klarna Group plc was admitted to trading on the New York Stock Exchange on 10 September 2025, the Company has not yet held an Annual General Meeting as a quoted company at which a resolution to approve the Directors' Remuneration Report or the Directors' Remuneration Policy has been put to shareholders. Accordingly, no voting data is available for disclosure in this first report. The Directors' Remuneration Report for the year ended 31 December 2025 will be put to an advisory shareholder vote at the Company's first Annual General Meeting as a quoted company. The Directors' Remuneration Policy will also be put to a binding shareholder vote at that meeting in accordance with section 439A of the Companies Act 2006. The results of those votes will be disclosed in the Directors' Remuneration Report for the year ending 31 December 2026. Remuneration Structure We apply the following general principles on remuneration: • remuneration shall be set on an individual basis, based on experience, competence and performance; KLARNA GROUP PLC 50 ANNUAL REPORT 2025 Docusign Envelope ID: EF828ECA-3A42-4E60-8AA6-31BB61DF6840

• remuneration shall not be discriminating; and • remuneration shall be competitive, but not counterproductive to our long-term goals and ability to operate successfully throughout a full economic cycle. Our remuneration structure comprises fixed remuneration and variable remuneration. We strive to remain globally competitive with regard to the fixed and variable components while ensuring compliance with the banking regulations in Sweden, where applicable. Variable remuneration takes into consideration not only the employee’s and their team’s results but also our financial results and performance, as well as qualitative criteria such as the employee’s compliance with our policies, rules and processes as well as applicable laws and regulations. It should be based on results that are reflective of current and future risks. We aim to ensure that we can unilaterally decrease or withdraw all or parts of the variable remuneration if the aforementioned criteria are not met or if our results of operations, financial condition or future prospects have been materially adversely affected. Executive Officer Agreements We have entered into written employment agreements with each of our executive officers. These agreements generally provide for notice periods of 12 months (although some include a shorter notice period or no notice period) for termination of the agreement by us or by the relevant executive officer, generally during which time the executive officer will continue to receive base salary and benefits. These agreements also contain customary provisions regarding non- competition, non-solicitation, non-disparagement, confidentiality of information and/or assignment of inventions. However, the non-competition and non-solicitation provisions may be unenforceable or otherwise limited under applicable law. Equity-Related Programs The following section provides an overview of the equity-based programs available to our employees and certain third-party contributors. Certain of the equity-based instruments described below were issued by our subsidiaries and/or convert into ordinary shares of our subsidiaries. Employee Restricted Share Unit Program Our Restricted Share Unit Program (the “RSU Program”) was implemented in 2020. It is open to all employees as well as certain third-party contributors and currently entails grants of RSUs under the Omnibus Incentive Plan. Each participant is granted a set number of RSUs on the grant date, which generally vest over a four-year staggered vesting schedule, with 25% of the shares vesting each year. If the participant leaves Klarna, unvested RSUs are forfeited. Participants in the RSU Program who were granted RSUs under the Omnibus Incentive Plan receive ordinary shares in Klarna Group plc upon vesting of those RSUs. All other RSUs vest into shares of subsidiaries of Klarna Group plc, and, as a result, we plan to periodically facilitate the exchange of these subsidiary shares issued upon vesting of those RSUs into ordinary shares of Klarna Group plc. The number of shares distributed to our employees under the RSU Program is approved by our board of directors. Upon vesting, in accordance with certain countries’ tax laws, we are required to withhold an amount to settle the employee’s tax associated with a share-based payment and transfer that amount in cash to taxing authorities on the employee’s behalf. Such amounts are withheld from our KLARNA GROUP PLC 51 ANNUAL REPORT 2025 Docusign Envelope ID: EF828ECA-3A42-4E60-8AA6-31BB61DF6840

employees in accordance with applicable laws, either through deduction of salary or withholding a number of vested shares. Share Warrants and Options In certain jurisdictions, we offer share-based payments to certain individual contributors, including employees as well as executive officers and directors, in the form of share warrants and options to purchase ordinary shares. These awards are subject to staggered vesting over a term of typically four to five years. Such awards were historically issued by Klarna Holding and certain of our other indirect subsidiaries. One share warrant issued by a subsidiary of Klarna Group plc entitles the recipient to purchase one ordinary share of Klarna Holding or of certain other of our indirect subsidiaries (such shares, “subsidiary shares”) at the agreed exercise price. One share option or warrant issued by Klarna Group plc entitles the recipient to purchase one ordinary share in Klarna Group plc at the agreed adjusted exercise price. Certain warrants and options have been acquired by individual contributors in exchange for a cash payment of the fair market value measured at the grant date. We have also granted warrants to acquire our ordinary shares or ordinary shares of certain of our subsidiaries to select partners, including merchants and other service providers, in return for services. We granted 15.7 million and 1.3 million of such warrants to certain partners in the years ended 2025 and 2024, respectively, of which 15,239,419 were outstanding as of the date of this report. Additionally, in the twelve months ended months ended December 31, 2025, we granted 108,960 ordinary shares and 8,834,736 share options to acquire ordinary shares to certain members of our management team. The table below includes additional details regarding RSUs, share warrants and options, issued by Klarna Group plc as of, and for the year ended, December 31, 2025. The Class C share options column relates exclusively to options granted to Mr. Siemiatkowski under the C Share Awards Plan. Weighted average exercise prices for Class C share options are expressed as the equivalent of one Class C share; as described above, two Class C share options correspond to either one ordinary share or two Class C shares, and the exercise price expressed as the equivalent of one ordinary share is approximately double the per-Class-C-share figures shown. KLARNA GROUP PLC 52 ANNUAL REPORT 2025 Docusign Envelope ID: EF828ECA-3A42-4E60-8AA6-31BB61DF6840

Docusign Envelope ID: EF828ECA-3A42-4E60-8AA6-31BB61DF6840

	Klarna Group plc RSU program		Share warrants and options issued by Klarna Group plc		Share options to acquire C Class shares[2] issued by Klarna Group plc	
	Number	Weighted average fair value at grant	Number	Weighted average exercise price[1]	Number	Weighted average exercise price
December 31, 2024	**—**	**$ —**	**6,100,140**	**$ 46.0**	**—**	**$ —**
Granted during the year	1,026,951	34.2	24,909,751	57.0	17,505,672	45.9
Exercised during the year	—	—	(2,400,000)	—	—	—
Amended during the year [3]	—	—	(1,477,164)	38.2	2,941,236	19.1
Forfeited during the year	(28,044)	34.0	—	—	—	—
December 31, 2025	**998,907**	**$ 34.2**	**27,132,727**	**$ 60.6**	**20,446,908**	**$ 42.0**

[1] Where share options were granted in SEK, the input has been converted to USD using the average exchange rate for the period for presentation purposes.

[2] Two Class C share options entitle the recipient to acquire, at the recipient's election, either one ordinary share or two Class C shares. Class C shares carry enhanced voting rights. The acquisition of Class C shares upon exercise is subject to the limits described under "Equity Compensation paid to Mr. Siemiatkowski" above. All Class C share options outstanding as of December 31, 2025 were granted exclusively to Mr. Siemiatkowski.

[3] In 2025, the board of directors amended the terms of 1,477,164 share options originally granted to Mr. Siemiatkowski in the fourth quarter of 2024 to allow such options to be exercised into 2,941,236 Class C shares (or 1,470,618 ordinary shares). The amendment did not alter the original exercise price of the underlying options; the weighted average exercise price of $19.1, expressed as the equivalent of one Class C share, reflects the conversion ratio under which two Class C share options correspond to one ordinary share. No incremental fair value was transferred to Mr. Siemiatkowski as a result of this amendment.

KLARNA GROUP PLC 53 ANNUAL REPORT 2025

Docusign Envelope ID: EF828ECA-3A42-4E60-8AA6-31BB61DF6840

The table below includes additional details regarding RSUs and share warrants, issued by a subsidiary of Klarna Group plc as of, and for the year ended, December 31, 2025:

	Legacy RSU program		Share warrants issued by a subsidiary of Klarna Group plc	
	Number	Weighted average fair value at grant[7]	Number	Weighted average exercise price[8]
December 31, 2024	**26,411,646**	**$ 4.5**	**2,507,534**	**$ 543.0**
Granted during the year	123,335	10.1	–	–
Released during the year	(8,225,629)	5.3	–	–
Exercised during the year	–	–	(90,000)	231.0
Repurchased during the year	–	–	(105,646)	441.0
Amended during the year	–	–	–	–
Forfeited during the year	(3,712,137)	5.0	(84,367)	631.0
December 31, 2025	**14,597,215**	**$ 5.1**	**2,227,521**	**$ 605.0**
Equivalent of Klarna Group plc Shares	**3,649,304**	**$ 20.4**	**26,730,252**	**$ 50.4**

2025 Omnibus Incentive Plan

We adopted the Klarna Group plc 2025 Omnibus Incentive Plan (the "Omnibus Incentive Plan") on June 27, 2025. The Omnibus Incentive Plan has been used to grant awards of RSUs and vested shares prior to this offering and will be used as our main share incentive plan for employees and third-party contributors after this offering. The following summary describes the material terms of the Omnibus Incentive Plan.

Types of Awards. Awards under the Omnibus Incentive Plan include share options, share appreciation rights ("SARs"), restricted shares, RSUs, performance awards, other cash-based awards and other share-based awards (collectively, the "Awards").

Plan Administration. The Omnibus Incentive Plan is administered by the Remuneration and Nomination Committee of our board of directors, unless another committee is designated by our board of directors (the "Remuneration Committee").

Eligibility. Our employees are eligible to be selected to participate in the Omnibus Incentive Plan. Our non-employee directors, consultants, advisers, employees of record and other non-employee service providers are eligible to be selected to participate in the non-employee plan of the Omnibus Incentive Plan (the "Non-Employee Plan"). Except as otherwise specified, references below to the Omnibus Incentive Plan include the Non-Employee Plan.

Authorized Shares. The total number of our ordinary shares authorized for issuance under the Omnibus Incentive Plan prior to and after this offering will equal 10% of the number of ordinary shares immediately outstanding following the completion of this offering on a fully diluted basis; provided that the total number of ordinary shares available for issuance under the Omnibus

[7] Legacy RSUs granted in SEK have been converted to USD using the average exchange rate for each period for presentation purposes.

[8] Where share warrants were granted in SEK, the input has been converted to USD using the average exchange rate for the period for presentation purposes.

KLARNA GROUP PLC 54 ANNUAL REPORT 2025

Incentive Plan shall be increased on the first day of each fiscal year following the effective date of the Omnibus Incentive Plan in an amount equal to the least of (i) 5% of outstanding ordinary shares on the last day of the immediately preceding fiscal year and (ii) such number of ordinary shares as determined by the board of directors in its sole discretion. Share Options. The Remuneration Committee is permitted to grant share options under the Omnibus Incentive Plan. With respect to share options granted to a participant subject to U.S. federal income tax law, the exercise price of a share option may not be less than 100% of the fair market value of a share on the grant date (other than in the case of substitute Awards). Each share option will expire no later than the tenth anniversary of the date the share option is granted. Share Appreciation Rights. The Remuneration Committee is permitted to grant SARs under the Omnibus Incentive Plan. With respect to SARs granted to a participant subject to U.S. federal income tax, the exercise or hurdle price of a SAR may not be less than 100% of the fair market value of a share on the grant date (other than in the case of substitute Awards). Each SAR will expire no later than the tenth anniversary of the date the SAR is granted. Restricted Shares and Restricted Share Units. The Remuneration Committee is permitted to grant restricted shares and RSUs under the Omnibus Incentive Plan. A restricted share Award is an award of ordinary shares that is subject to restrictions on transfer and a substantial risk of forfeiture. An RSU is an Award that is granted with respect to one ordinary share or has a value equal to the fair market value of one such share. RSUs shall be settled in ordinary shares except that where the Remuneration Committee determines otherwise, in which case, RSUs may be paid in cash equal to the fair market value of the shares in respect of which the RSUs are settled. Performance Awards. The Omnibus Incentive Plan permits the grant of performance-based share Awards. The Remuneration Committee may structure Awards so that ordinary shares will be issued only following the achievement of certain pre-established performance goals during a designated performance period determined by the Remuneration Committee. Performance Awards shall be settled in ordinary shares except that where the Remuneration Committee determines otherwise, in which case, performance Awards may be paid in cash equal to the fair market value of the shares in respect of which the performance Awards are settled. Other Cash-Based and Other Share-Based Awards. The Remuneration Committee is permitted to grant other equity or equity-based Awards and cash-based Awards on such terms and conditions as the Committee determines and such Awards may or may not require vesting or any other terms or conditions and can take the form of fully-vested shares, if so determined by the Remuneration Committee. For Awards in the nature of a purchase right, the purchase price shall not be less than the fair market value of such ordinary shares on the date of grant of such right in respect of any such Award granted to a participant subject to U.S. federal income tax law. Changes in Capitalization. In the event the Remuneration Committee determines that, as a result of a change affecting the Company or its securities, an adjustment is necessary in order to prevent undue enrichment or harm, the Remuneration Committee will equitably adjust any or all of (i) the number and type of ordinary shares that thereafter may be made the subject of Awards under the Omnibus Incentive Plan (including the share limit) and (ii) the terms of any outstanding Award, including the exercise price and the number or type of ordinary shares or other securities of the Company or other property subject to outstanding Awards. Effect of Termination of Service or a Change in Control. The Remuneration Committee may provide, by rule or regulation or in any applicable Award agreement, or may determine in any KLARNA GROUP PLC 55 ANNUAL REPORT 2025 Docusign Envelope ID: EF828ECA-3A42-4E60-8AA6-31BB61DF6840

individual case, an Award may be exercised, settled, vested, paid or forfeited in the event of a participant’s termination of service prior to the vesting, exercise or settlement of such Award. In the event of a change in control of the Company, the Remuneration Committee may take any one or more of the following actions with respect to any outstanding Award: (i) continuation, (ii) substitution or replacement, (iii) acceleration of the vesting and the lapse of any restrictions either immediately prior to or after the change in control or upon termination of service under certain circumstances following the change in control and, in the case of a performance Award, the determination of the level of attainment of the applicable performance condition(s), and (iv) cancellation of such Award in consideration of a payment or, in certain circumstances, for no consideration. Awards granted under the Omnibus Incentive Plan may be subject to acceleration of vesting and exercisability upon or after a change in control as may be provided in the applicable Award agreement or in any other written agreement between the Company or any of its subsidiaries and the participant. Clawback. Under the Omnibus Incentive Plan, Awards (including any amounts or benefits arising from such Awards) will be subject to any clawback or recoupment arrangements or policies we may have in place from time to time, and the Remuneration Committee may, to the extent permitted by applicable law and stock exchange rules or by any applicable company policy or arrangement, and will, to the extent required, cancel or require reimbursement of any Awards or any shares issued or cash received upon vesting, exercise or settlement of any such Awards or sale of shares underlying such Awards, including any policies necessary to comply with Section 10D of the Exchange Act and any rules promulgated thereunder and any other regulatory regimes. Amendment. Except to the extent prohibited by applicable law and unless otherwise expressly provided in an Award agreement or in the Plan, our board of directors may amend, alter, suspend, discontinue or terminate the Omnibus Incentive Plan or any portion thereof at any time; provided that no such amendment, alternation, suspension, discontinuation or termination shall be made without (i) shareholder approval if such approval is required by applicable law or the rules of the stock market or exchange on which the shares are principally quoted or trade, or (ii) subject to limitations, the consent of the affected participant of the Omnibus Incentive Plan if such action would materially adversely affect the rights of such participant under any outstanding Award. Repricing. Our board of directors may, without shareholder approval, seek to effect any re- pricing of any previously granted “underwater” share options, SARs or similar Award, including (i) amending or modifying the terms of the share options, SARs or similar Awards to lower the exercise price, (ii) cancelling the underwater share options, SARs or similar Awards and granting (A) replacement share options, SARs or similar Awards having a lower exercise price or (B) restricted shares, RSUs, performance Awards or other share-based Awards in exchange, or (iii) cancelling or repurchasing the underwater share options, SARs or similar Awards for cash or other securities. Term. No Award may be granted under the Omnibus Incentive Plan after the tenth anniversary of its adoption. Previously granted Awards are permitted to extend beyond the termination date of the Omnibus Incentive Plan. Jurisdictional Modifications. The Remuneration Committee may modify awards or establish sub- plans or procedures to address differences in laws, rules, regulations or customs of such international jurisdictions with respect to tax, securities, currency, employee benefit or other matters KLARNA GROUP PLC 56 ANNUAL REPORT 2025 Docusign Envelope ID: EF828ECA-3A42-4E60-8AA6-31BB61DF6840

or to enable awards to be granted in compliance with a tax favorable regime that may be available in any jurisdiction. Non-Employee Plan. The Non-Employee Plan governs equity awards granted to our non- employee directors, consultants, advisers, employees of record and other non-employee service providers and generally provides for awards to be made on identical terms to awards made under the Omnibus Incentive Plan. C Share Awards Plan. The C Share Awards Plan is part of the Omnibus Incentive Plan and is designed to align Mr. Siemiatkowski's long-term incentives with the interests of shareholders over a multi-year horizon, while maintaining governance safeguards that limit the extent of enhanced voting rights that may be acquired. Under this Plan, the Remuneration and Nomination Committee may grant to Mr. Siemiatkowski awards in the form of Class C shares or securities, such as options, convertible into Class C shares. In 2025, the Remuneration and Nomination Committee granted Mr. Siemiatkowski options over 17,505,672 Class C shares under this Plan, as described under "Equity Compensation paid to Mr. Siemiatkowski" above. Upon exercise of Class C options, Mr. Siemiatkowski may elect to acquire, in his discretion, either ordinary shares or Class C shares. Class C shares carry enhanced voting rights; however, Mr. Siemiatkowski's acquisition of Class C shares upon exercise of Class C options in any year is subject to a limit of 1.5% of the number of issued and outstanding ordinary shares on the last day of the fiscal year preceding such acquisition. In addition, pursuant to our articles of association, we will not issue any Class C shares in the number that would make the voting rights corresponding to all such Class C shares outstanding at any time exceed 15% of the voting rights corresponding to all of our shares outstanding immediately prior to the Company's initial public offering. As of the date of this report, no Class C shares have been issued. Directors’ and Officers’ Insurance We maintain directors’ and officers’ liability insurance We maintain directors’ and officers’ liability insurance covering our directors and executive officers for acts performed in the course of their duties. Indemnification Agreements We have entered into indemnification agreements with each of our directors and executive officers. These indemnification agreements provide our directors and executive officers with contractual rights to indemnification and expense reimbursement to the fullest extent permitted by applicable law. We also provided indemnification to such persons to the fullest extent permitted by law, for their service at our request as directors or officers of any of our subsidiaries. Statement of Consideration of Employment Conditions As at 31 December 2025, the Group employed a total of 3,149 individuals (including 354 consultants) across 26 countries. Excluding consultants, the Group had 2,831 employees (2024: 3,422). The average number of employees during 2025 was 3,027 (excluding consultants). Engineering and data science talent represents approximately 53% of the total workforce. Klarna seeks to ensure that pay and employment conditions across the workforce are fair, competitive, and equitably applied. Key features of Klarna's approach to employee remuneration and conditions include: KLARNA GROUP PLC 57 ANNUAL REPORT 2025 Docusign Envelope ID: EF828ECA-3A42-4E60-8AA6-31BB61DF6840

Docusign Envelope ID: EF828ECA-3A42-4E60-8AA6-31BB61DF6840

All employees globally are covered by KlarnaRise, Klarna's programme for evaluating performance, contributions, and compensation, which is designed to ensure equal opportunities and fair compensation across the organisation. Compensation groups are published internally, allowing employees to access and understand the pay structure.

Klarna offers a mix of cash and equity-based compensation, along with benefits including insurance, pension contributions, health insurance, parental leave, and wellness allowances, tailored to local market requirements.

Annual analyses are conducted to identify and address disparities in remuneration. The global average gender pay gap was 6% in 2025 (2024: 8%), calculated on total compensation (annual base salary plus fixed equity).

As at 31 December 2025, 52% of total Klarna employees were covered by Collective Bargaining Agreements (CBAs). Within the EEA, 60% of employees were covered. CBAs are in place in Sweden, Finland, France, Italy, and Spain. A Workers' Council exists for Berlin-based employees in Germany.

Employee engagement is measured through Amplifier, Klarna's AI-powered engagement survey. In 2025, 86% of employees participated (2024: 84%), with an overall satisfaction score of 78% (2024: 77%).

This Directors' Remuneration Report was approved by the Board of Directors of Klarna Group plc on:

/s/ Boudien Moerman

Signed by:
Boudien Moerman
128D18093D5D464...

Boudien Moerman
Company Secretary & Chief Legal Officer
Klarna Group plc

March 10, 2026

Corporate Governance Statement – Klarna Group plc

This statement is provided in accordance with the requirements of the Companies (Miscellaneous Reporting) Regulations 2018 [and forms part of the Directors' Report of Klarna Group plc.]

Governance Framework

Klarna Group Plc is a public limited company incorporated in England & Wales. As our shares are not listed on a UK regulated market, we are not required to comply with the UK Corporate Governance Code, and we have chosen not to adopt a formal corporate governance code. However, we are committed to maintaining high standards of governance, aligned with the scale and complexity of our operations in the UK and the wider Klarna Group.

KLARNA GROUP PLC 58 ANNUAL REPORT 2025

Our governance approach is informed by Klarna Group’s global corporate governance structure, which includes defined roles for the Board of Directors (“UK Board”), executive leadership, and Group-level committees responsible for risk, compliance, and internal audit. Board Structure and Responsibilities The UK Board is responsible for the overall stewardship of Klarna’s operations, including strategic oversight, risk management, and regulatory compliance. The Board includes executive and non-executive directors with extensive experience in financial services, technology, and risk oversight. Board Committees The UK Board has established key governance structures in line with best practice and regulatory expectations. These include: • Audit Committee – Provides oversight of financial reporting processes, internal controls, risk management, and regulatory compliance. • Remuneration & Nomination Committee – Oversees remuneration frameworks for key management personnel in alignment with group-wide compensation policies and addresses board composition and succession planning. • Delegation Committee – Established by the Board to exercise authority delegated to it under a formal Board resolution. Where appropriate, these committees interface with Klarna Group committees to ensure coordination across jurisdictions and compliance with applicable UK, EU, and US financial regulatory frameworks. Internal Control and Risk Management Klarna operates under a robust risk management framework integrated with the broader Klarna Group risk governance model. We identify, assess, and manage risks through structured processes supported by dedicated risk and compliance functions, regular internal audits, and regulatory reporting. The UK-Board, supported by the Audit Committee, monitors the effectiveness of internal controls and risk management processes. Stakeholder Engagement and Section 172 The Board considers the interests of our customers, employees, regulators, and other stakeholders in line with its responsibilities under Section 172 of the Companies Act 2006, in promoting the long-term success of the Company. This includes a focus on data protection, consumer transparency, responsible lending, and maintaining high standards of business conduct. Further details of how the directors have had regard to the matters set out in Section 172(1), including engagement with key stakeholders, are provided in the Section 172 Statement and Stakeholder Engagement sections of the Strategic Report. KLARNA GROUP PLC 59 ANNUAL REPORT 2025 Docusign Envelope ID: EF828ECA-3A42-4E60-8AA6-31BB61DF6840

Board Effectiveness The performance of the UK Board and its committees is reviewed periodically, and training is provided to directors to ensure ongoing awareness of relevant regulatory and governance developments. The Directors’ Report comprising pages 37 to 60 was approved by the Board and signed on its behalf by: /s/ Niclas Neglén Niclas Neglén Director and Chief Financial Officer Klarna Group plc March 10, 2026 KLARNA GROUP PLC 60 ANNUAL REPORT 2025 Docusign Envelope ID: EF828ECA-3A42-4E60-8AA6-31BB61DF6840

Statement of Directors' Responsibilities The directors of Klarna Group Plc ("the Company") are responsible for preparing the Annual Report and Financial Statements in accordance with applicable law and regulations. The Companies Act 2006 requires directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company and of its profit or loss for that period. In preparing these financial statements, the directors are required to: • Select suitable accounting policies and apply them consistently; • Present information, including accounting policies, in a manner that provides relevant, reliable, comparable, and understandable information; • Provide additional disclosures when compliance with specific requirements of the financial reporting framework are insufficient to enable users to understand the impact of particular transactions, other events, and conditions on the entity’s financial position and financial performance; • Make an assessment of the Company's ability to continue as a going concern. The directors have a general responsibility to take steps to safeguard the assets of the Company and to prevent and detect fraud and other irregularities. The directors are also responsible for maintaining adequate accounting records which disclose with reasonable accuracy, at any time, the financial position of the Company and enable them to ensure that the financial statements comply with the Companies Act 2006. Directors have had regard to the matters set out in section 172(1) of the Companies Act 2006 when performing their duty to act in the way most likely to promote the success of the Company for the benefit of its members as a whole. The Statement of Directors’ Responsibilities comprising page 61 was approved by the Board and signed on its behalf by: /s/ Boudien Moerman Boudien Moerman Company Secretary & Chief Legal Officer Klarna Group plc March 10, 2026 KLARNA GROUP PLC 61 ANNUAL REPORT 2025 Docusign Envelope ID: EF828ECA-3A42-4E60-8AA6-31BB61DF6840

INDEPENDENT AUDITOR’S REPORT TO THE MEMBERS OF KLARNA GROUP PLC Opinion In our opinion: • Klarna Group plc’s Group financial statements and Parent Company financial statements (the “financial statements”) give a true and fair view of the state of the Group’s and of the Parent Company’s affairs as at 31 December 2025 and of the Group’s loss for the year then ended; • the Group financial statements have been properly prepared in accordance with UK adopted international accounting standards; • the Parent Company financial statements have been properly prepared in accordance with UK adopted international accounting standards as applied in accordance with section 408 of the Companies Act; and • the financial statements have been prepared in accordance with the requirements of the Companies Act 2006. We have audited the financial statements of Klarna Group Plc (the ‘Parent Company’) and its subsidiaries (the ‘Group’) for the year ended 31 December 2025 which comprise: Group Parent Company Consolidated balance sheet as of 31 December 2025 Balance sheet as of 31 December 2025 Consolidated statement of profit or loss for the year then ended Statement of shareholders’ equity for the year then ended Consolidated statement of comprehensive loss for the year then ended Related notes 1 to 7 to the financial statements including: material accounting policy information Consolidated statement of shareholders’ equity for the year then ended Consolidated statement of cash flows for the year then ended Related notes 1 to 27 to the financial statements, including material accounting policy information The financial reporting framework that has been applied in their preparation is applicable law and UK adopted international accounting standards and as regards to the Parent Company financial statements, as applied in accordance with section 408 of the Companies Act 2006. Basis for opinion We conducted our audit in accordance with International Standards on Auditing (UK) (ISAs (UK)) and applicable law. Our responsibilities under those standards are further described in the Auditor’s responsibilities for the audit of the financial statements section of our report. We are independent of the Group and Parent Company in accordance with the ethical requirements that are relevant to our audit of the financial statements in the UK, including the FRC’s Ethical Standard as applied to listed KLARNA GROUP PLC 62 ANNUAL REPORT 2025 Docusign Envelope ID: EF828ECA-3A42-4E60-8AA6-31BB61DF6840

entities, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion. Conclusions relating to going concern In auditing the financial statements, we have concluded that the directors’ use of the going concern basis of accounting in the preparation of the financial statements is appropriate. Our evaluation of the directors’ assessment of the Group and Parent Company’s ability to continue to adopt the going concern basis of accounting included: • We confirmed our understanding of the Financial Statement Close Process, and the process undertaken by the directors to assess going concern. • We obtained the directors’ going concern assessment, which covers the period of 12 months from when the financial statements are authorised for issue. Using our understanding of the business, we evaluated the assessment considering the nature of the entity and its operations and financial performance. • We obtained the Group’s latest business plan, which forecasts the Group’s performance to 31 December 2027, and has been used as the basis of the going concern assessment. Management has modelled stress scenarios to the financial plans to incorporate unexpected changes to the forecast profitability, capital and liquidity. • We assessed the results of the stress and reverse stress testing and evaluated the feasibility of Management’s planned future actions should stress scenarios materialise. • We considered whether there were other events subsequent to the balance sheet date which could have a bearing on the going concern conclusion. • We reviewed regulatory correspondence and Board meeting minutes to identify events or conditions that may impact the Group or the Parent Company’s ability to continue as a going concern. • We reviewed the going concern disclosures included in the annual report to assess whether the disclosures were appropriate and in conformity with the reporting standards. Based on the work we have performed, we have not identified any material uncertainties relating to events or conditions that, individually or collectively, may cast significant doubt on the Group and Parent Company’s ability to continue as a going concern for a period of 12 months from when the financial statements are authorised for issue. Our responsibilities and the responsibilities of the directors with respect to going concern are described in the relevant sections of this report. However, because not all future events or conditions can be predicted, this statement is not a guarantee as to the Group’s ability to continue as a going concern. KLARNA GROUP PLC 63 ANNUAL REPORT 2025 Docusign Envelope ID: EF828ECA-3A42-4E60-8AA6-31BB61DF6840

Overview of our audit approach Audit scope • We performed an audit of the complete financial information of the Group and Parent Company. • Substantially all audit procedures were performed centrally by the integrated group team, except for specific tax balances in three components, for which component audit teams performed specified procedures. This is outlined in further detail in the Tailoring the scope section of our report. Key audit matters • Allowance for Expected Credit Losses (“ECL”) for customer receivables • Merchant Fees Materiality • Overall Group and Parent Company materiality of $26m (2024: $14m) which represents 0.8% (2024: 0.5%) of Group Revenue. An overview of the scope of the Parent Company and Group audits Tailoring the scope Our audit scoping has been performed in line with the requirements of ISA (UK) 600 (Revised). We have followed a risk-based approach when developing our audit approach to obtain sufficient appropriate audit evidence on which to base our audit opinion. We performed risk assessment procedures to identify and assess risks of material misstatement of the Group financial statements and identified significant accounts and disclosures. When identifying the extent to which audit work needed to be performed to respond to the identified risks of material misstatement of the Group financial statements, we considered our understanding of the Group and its business environment, the potential impact of climate change, the applicable financial framework, the Group’s system of internal control at the entity level, the existence of centralised processes, applications and any relevant internal audit results. We considered that all significant elements of the Group’s finance and accounting are situated and managed between the Parent Company’s head office in Stockholm, Sweden, together with its office in London, England, where the Parent Company is domiciled. The Group operates under one common control environment and the majority of the operations of the Group are managed from these locations. Substantially all audit work performed for the purpose of the audit, other than tax balances in three components, was undertaken by the group audit team as an integrated audit engagement team consisting of team members located in the UK and Sweden. Specified procedures were performed over the three components’ tax balances. As an integrated engagement team, all work performed by the group audit team was documented in a shared electronic workspace. The audit plan was developed jointly and both teams were involved in the execution of the plan and in the consideration of areas of significant judgement and estimation. The group audit team performed all audit work relating to the allowance for expected credit loss and merchant fees key audit matters outlined later in this report. During the course of the audit, the Senior Statutory Auditor and other senior UK-based members of the group team supervised the members of the team who were based in Stockholm, Sweden. These UK team members held regular meetings with management and the Sweden-based audit team via video conference meetings to direct and supervise the audit, and the UK-based team continued to access the audit documentation through the shared electronic workspace. Audit planning meetings were held in London, attended by UK and Sweden based members of the group team and UK-based team members were also present in Stockholm at the year end phase of the audit. Senior KLARNA GROUP PLC 64 ANNUAL REPORT 2025 Docusign Envelope ID: EF828ECA-3A42-4E60-8AA6-31BB61DF6840

Sweden-based members of the group audit team regularly visited London throughout the year to meet with management and the UK-based members of the team. Involvement with component teams In establishing our overall approach to the Group audit, we determined the type of work that needed to be undertaken by us, as the integrated group audit team, or by component auditors from other EY global network firms operating under our instruction. Due to the centralised operations of the Group, substantially all audit procedures were performed by the group audit team. Where specified procedures were required to be performed by component auditors, we determined the appropriate level of involvement to enable us to determine that sufficient audit evidence had been obtained as a basis for our opinion on the Group as a whole. The group audit team interacted as appropriate with the component teams throughout the audit, including via video conference meetings to provide updates on the Group, the audit approach and matters arising from the component audits. The group audit team also reviewed relevant audit working papers prepared by the component audit teams. The combination of the centralised procedures performed by the group audit team, together with the specified procedures performed by the component audit teams, gave us appropriate evidence for our opinion on the Group financial statements. Climate change Stakeholders are increasingly interested in how climate change will impact Klarna Group plc. The Group has determined that the most significant future impacts from climate change on its operations will be from physical and transition risks. These are explained on pages 32-36 in the required Task Force On Climate Related Financial Disclosures and on pages 27-30 in the principal risks and uncertainties. They have also explained their climate commitments on page 36. All of these disclosures form part of the “other information,” rather than the audited financial statements. Our procedures on these unaudited disclosures therefore consisted solely of considering whether they are materially inconsistent with the financial statements or our knowledge obtained in the course of the audit or otherwise appear to be materially misstated, in line with our responsibilities on “other information”. In planning and performing our audit we assessed the potential impacts of climate change on the Group’s business and any consequential material impact on its financial statements. The Group has explained in its Climate-Related Financial Disclosures how it has reflected the impact of climate change in the financial statements. There are no significant judgements or estimates relating to climate change in the notes to the financial statements as the Group’s exposure to both physical and transition climate risk is assessed as low across all financial statement line items. In the Climate-Related Financial Disclosures section, narrative explanation of the impact of Current Policies, Delayed Transition, and Net Zero 2050 climate scenarios developed by the Network for Greening the Financial System (NGFS) have been provided. Our audit effort in considering the impact of climate change on the financial statements was focused on evaluating Management’s assessment of the impact of climate risk, physical and transition, their climate commitments, the effects of material climate risks disclosed on pages 32-36 and whether these have been appropriately reflected following the requirements of UK adopted international accounting standards. As part of this evaluation, we performed our own risk KLARNA GROUP PLC 65 ANNUAL REPORT 2025 Docusign Envelope ID: EF828ECA-3A42-4E60-8AA6-31BB61DF6840

assessment to determine the risks of material misstatement in the financial statements from climate change which needed to be considered in our audit. We also challenged the Directors’ considerations of climate change risks in their assessment of going concern and associated disclosures. Where considerations of climate change were relevant to our assessment of going concern, these are described above. Based on our work we have not identified the impact of climate change on the financial statements to be a key audit matter or to impact a key audit matter. Key audit matters Key audit matters are those matters that, in our professional judgement, were of most significance in our audit of the financial statements of the current period and include the most significant assessed risks of material misstatement (whether or not due to fraud) that we identified. These matters included those which had the greatest effect on: the overall audit strategy, the allocation of resources in the audit; and directing the efforts of the engagement team. These matters were addressed in the context of our audit of the financial statements as a whole, and in our opinion thereon, and we do not provide a separate opinion on these matters. Risk Our response to the risk Allowance for Expected Credit Losses (“ECL”) for consumer receivables Refer to Accounting policies (page 78); and Note 6 of the Consolidated Financial Statements (page 102) At 31 December 2025, the Group recorded consumer receivables of $10,459m (2024: $8,141m) net of allowances for credit losses of $492m (2024: $332m). Allowances for expected credit losses are based on the individual loan’s estimated repayment performance and the evaluation of accumulated credit risk by product, geography, and days past due. The probability of default, magnitude of estimated loss, and expected changes in exposure are derived from historical internal and external data. Auditing the allowance for ECL was complex due to the estimation uncertainty in loan repayment performance, accumulated credit risk assumptions, the highly automated nature of the Group’s consumer receivable process, and the complexity of the models and assumptions used to calculate ECL. To test the Group’s allowance for ECL our audit procedures included, among others, testing inputs and assumptions used in management’s model calculations including but not limited to, days past due, historical loan performance and probability of default. With the support of our internal specialists, we performed procedures on certain models used to determine the allowance for ECL, including, new model implementation testing, assessment of model performance, and sensitivity analyses. We evaluated the Group’s validation procedures over a sample of models, and assessed the potential impact of future economic conditions and the application of historical internal and external data by comparing realised losses to previous estimates made by management. Key observations communicated to the Audit Committee We communicated that the allowance for expected credit losses provision is free from material misstatement as at 31 December 2025. Risk Our response to the risk KLARNA GROUP PLC 66 ANNUAL REPORT 2025 Docusign Envelope ID: EF828ECA-3A42-4E60-8AA6-31BB61DF6840

Merchant Fees Refer to Accounting policies (page 78 and Note 4 of the Consolidated Financial Statements (page 99) At 31 December 2025, the Group reported Transaction and service revenue of $2,500m (2024: $2,136m). This includes merchant revenue, which primarily refers to merchant fees. Merchant fees are derived from the volume of consumer transactions processed and a combination of value-based and fixed pricing. The transaction price is recognised at the point in time when the merchant successfully confirms the transaction, which is when the terms of the contract are fulfilled. A reduction of merchant fees to certain merchants is provided based on performance measures, including volume of processed transactions. Auditing merchant fees was complex due to the judgment required to assess management’s accounting for key terms and conditions within certain merchant contracts. Our audit procedures to test merchant fees included among others, on a sample basis, reviewing and evaluating merchant contracts, including those with performance measures. We tested transactions with value-based and fixed pricing terms and recalculated merchant fees by comparing rates within contracts to transaction data. We tested occurrence and evaluated completeness by reviewing consumer transaction evidence and comparing merchant fee amounts to subsequent cash settlements. Key observations communicated to the Audit Committee We communicated that merchant fee revenue is free from material misstatement for the year ending 31 December 2025. Our application of materiality We apply the concept of materiality in planning and performing the audit, in evaluating the effect of identified misstatements on the audit and in forming our audit opinion. Materiality The magnitude of an omission or misstatement that, individually or in the aggregate, could reasonably be expected to influence the economic decisions of the users of the financial statements. Materiality provides a basis for determining the nature and extent of our audit procedures. We determined materiality for the Group and the Parent Company to be $26 million (2024: $14 million), which is 0.8% (2024: 0.5%) of Group Revenue. We believe that Group Revenue provides us with the most appropriate basis on which to set materiality as this is a primary focus of the users of the financial statements when assessing the Group and Company’s performance. It is also a key metric considered by current and potential investors in the Parent Company. Performance materiality The application of materiality at the individual account or balance level. It is set at an amount to reduce to an appropriately low level the probability that the aggregate of uncorrected and undetected misstatements exceeds materiality. KLARNA GROUP PLC 67 ANNUAL REPORT 2025 Docusign Envelope ID: EF828ECA-3A42-4E60-8AA6-31BB61DF6840

On the basis of our risk assessments, together with our assessment of the Group’s overall control environment, our judgement was that performance materiality was 50% (2024: 50%) of our planning materiality, namely $13m (2024: $7m). We have set performance materiality at this percentage based on our understanding of the effectiveness of the Group and Parent Company’s control environment and our expectation of the likelihood of misstatements being identified. Audit work was undertaken at component locations for the purpose of responding to the assessed risks of material misstatement of the Group financial statements. The performance materiality set for each component is based on the relative scale and risk of the component to the Group as a whole and our assessment of the risk of misstatement at that component. s Reporting threshold An amount below which identified misstatements are considered as being clearly trivial. We agreed with the Audit Committee that we would report to them all uncorrected audit differences in excess of $1.3m (2024: $0.7m), which is set at 5% of planning materiality, as well as differences below that threshold that, in our view, warranted reporting on qualitative grounds. We evaluate any uncorrected misstatements against both the quantitative measures of materiality discussed above and in light of other relevant qualitative considerations in forming our opinion. Other information The other information comprises the information included in the Annual Report, other than the financial statements and our auditor’s report thereon. The directors are responsible for the other information contained within the Annual Report. Our opinion on the financial statements does not cover the other information and, except to the extent otherwise explicitly stated in this report, we do not express any form of assurance conclusion thereon. Our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the course of the audit or otherwise appears to be materially misstated. If we identify such material inconsistencies or apparent material misstatements, we are required to determine whether this gives rise to a material misstatement in the financial statements themselves. If, based on the work we have performed, we conclude that there is a material misstatement of the other information, we are required to report that fact. We have nothing to report in this regard. Opinions on other matters prescribed by the Companies Act 2006 In our opinion, the part of the directors’ remuneration report to be audited has been properly prepared in accordance with the Companies Act 2006. In our opinion, based on the work undertaken in the course of the audit: KLARNA GROUP PLC 68 ANNUAL REPORT 2025 Docusign Envelope ID: EF828ECA-3A42-4E60-8AA6-31BB61DF6840

• the information given in the strategic report and the directors’ report for the financial year for which the financial statements are prepared is consistent with the financial statements; and • the strategic report and directors’ report have been prepared in accordance with applicable legal requirements. Matters on which we are required to report by exception In the light of the knowledge and understanding of the Group and the Parent Company and its environment obtained in the course of the audit, we have not identified material misstatements in the Strategic Report or the Directors’ Report. We have nothing to report in respect of the following matters in relation to which the Companies Act 2006 requires us to report to you if, in our opinion: • adequate accounting records have not been kept by the Parent Company, or returns adequate for our audit have not been received from branches not visited by us; or • the Parent Company financial statements and the part of the directors’ remuneration report to be audited are not in agreement with the accounting records and returns; or • certain disclosures of directors’ remuneration specified by law are not made; or • we have not received all the information and explanations we require for our audit Responsibilities of directors As explained more fully in the directors’ responsibilities statement set out on page 61, the directors are responsible for the preparation of the financial statements and for being satisfied that they give a true and fair view, and for such internal control as the directors determine is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error. In preparing the financial statements, the directors are responsible for assessing the Group and Parent Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the Group or the Parent Company or to cease operations, or have no realistic alternative but to do so. Auditor’s responsibilities for the audit of the financial statements Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ISAs (UK) will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements. Explanation as to what extent the audit was considered capable of detecting irregularities, including fraud KLARNA GROUP PLC 69 ANNUAL REPORT 2025 Docusign Envelope ID: EF828ECA-3A42-4E60-8AA6-31BB61DF6840

Irregularities, including fraud, are instances of non-compliance with laws and regulations. We design procedures in line with our responsibilities, outlined above, to detect irregularities, including fraud. The risk of not detecting a material misstatement due to fraud is higher than the risk of not detecting one resulting from error, as fraud may involve deliberate concealment by, for example, forgery or intentional misrepresentations, or through collusion. The extent to which our procedures are capable of detecting irregularities, including fraud is detailed below. However, the primary responsibility for the prevention and detection of fraud rests with both Those Charged with Governance of the Group and Management. • We obtained an understanding of the legal and regulatory frameworks that are applicable to the Group and determined that the most significant are the relevant laws and regulations relating to elements of company law, supervisory requirements of financial regulators, the financial reporting framework and the regulations of the listing authorities where the Group’s equity and debt is listed. • We understood how the Group and Parent Company is complying with those frameworks by reviewing Board meeting minutes, attending the Group’s Audit Committee, reviewing correspondence between the Parent Company and key regulators, holding discussions with the Group’s legal team and internal audit and inquiring as to whether there were any known instances of non-compliance or suspected non-compliance with laws and regulations. We also reviewed the Group’s Whistleblowing policy and reports. • We assessed the susceptibility of the Group’s financial statements to material misstatement, including how fraud might occur by holding discussions with Senior Management, Those Charged with Governance, internal audit and the Audit Committee. We also reviewed the Group’s key policies and procedures over fraud prevention, detection and correction. • Based on this understanding we designed our audit procedures to identify non-compliance with such laws and regulations. Our procedures involved the testing of key areas of judgement and estimation; and involved inquiries with legal counsel, Management and internal audit. We reviewed the correspondence exchanged between the Parent Company and its regulators and gained an understanding of any regulatory investigations and enforcement actions being undertaken, performing our own analysis as required. We also tested journal entries using a risk-based approach. • The Group and Parent Company operate in the financial services sector which is a highly regulated environment. As such the Senior Statutory Auditor considered the experience and expertise of the engagement team to ensure that the team had the appropriate competence and capabilities, which included the use of specialists where appropriate. A further description of our responsibilities for the audit of the financial statements is located on the Financial Reporting Council’s website at https://www.frc.org.uk/auditorsresponsibilities. This description forms part of our auditor’s report. Use of our report This report is made solely to the Parent Company’s members, as a body, in accordance with Chapter 3 of Part 16 of the Companies Act 2006. Our audit work has been undertaken so that we might state to the Parent Company’s members those matters we are required to state to them in an KLARNA GROUP PLC 70 ANNUAL REPORT 2025 Docusign Envelope ID: EF828ECA-3A42-4E60-8AA6-31BB61DF6840

auditor’s report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Parent Company and the Parent Company’s members as a body, for our audit work, for this report, or for the opinions we have formed. Maurice McCormick (Senior statutory auditor) for and on behalf of Ernst & Young LLP, Statutory Auditor London 10 March 2026 KLARNA GROUP PLC 71 ANNUAL REPORT 2025 Docusign Envelope ID: EF828ECA-3A42-4E60-8AA6-31BB61DF6840

Docusign Envelope ID: EF828ECA-3A42-4E60-8AA6-31BB61DF6840

Consolidated Statements of Profit or Loss for the Years Ended December 31, 2025 and 2024

Amounts in USD millions, except share and per share amounts	Note	2025	2024
Transaction and service revenue		2,500	2,136
Gain on sale of consumer receivables		73	–
Interest income		937	675
Total revenue	**4**	**3,509**	**2,811**
Processing and servicing costs		(809)	(596)
Provision for credit losses		(794)	(495)
Funding costs	17	(667)	(503)
Technology and product development		(486)	(444)
Sales and marketing		(414)	(328)
Customer service and operations		(207)	(203)
General and administrative		(306)	(281)
Depreciation, amortization and impairments		(55)	(82)
Operating expenses		**(3,739)**	**(2,932)**
Operating loss		**(230)**	**(121)**
Other income (expense)		(11)	154
Profit (loss) before taxes		**(241)**	**33**
Tax (expense) benefit		(32)	(12)
Net profit (loss)		**(273)**	**21**
Whereof attributable to:			
Shareholders of Klarna Group plc		(294)	3
Non-controlling interests		21	12
Other equity holders		–	6
Total		**(273)**	**21**
Net profit (loss) per share attributable to shareholders of Klarna Group plc			
Basic	25	$ (0.79)	$ 0.01
Diluted	25	$ (0.79)	$ 0.01

The accompanying notes are an integral part of the consolidated financial statements.

KLARNA GROUP PLC 72 ANNUAL REPORT 2025

Consolidated Statements of Comprehensive Loss for the Years Ended December 31, 2025 and 2024 Amounts in USD millions, except share and per share amounts 2025 2024 Net profit (loss) ................................................................................................................. (273) 21 Items that are or may be reclassified to the statement of profit or loss: Foreign currency translation differences .................................................................. Exchange differences on translation of foreign operations ............................... 369 (151) Reclassification of cumulative translation adjustments ..................................... — (18) Consumer receivables at fair value through OCI ..................................................... Net changes in fair value for the year ..................................................................... 11 — Changes in expected credit losses .......................................................................... 27 — Reclassification to the statement of profit and loss ........................................... (25) — Other comprehensive income (loss) for the year ........................................................ 381 (169) Total comprehensive income (loss) ............................................................................... 108 (148) Comprehensive income (loss) attributable to: Shareholders of Klarna Group plc ............................................................................... 87 (165) Non-controlling interests ............................................................................................... 21 11 Other equity holders ...................................................................................................... — 6 Total comprehensive income (loss) ............................................................................... 108 (148) The accompanying notes are an integral part of these consolidated financial statements. KLARNA GROUP PLC 73 ANNUAL REPORT 2025 Docusign Envelope ID: EF828ECA-3A42-4E60-8AA6-31BB61DF6840

Docusign Envelope ID: EF828ECA-3A42-4E60-8AA6-31BB61DF6840

Consolidated Balance Sheets for the Years Ended December 31, 2025 and 2024

Amounts in USD millions, except share and per share amounts	Note	December 31, 2025	December 31, 2024
Assets			
Cash and cash equivalents	5	3,803	3,243
Debt securities	8	1,518	454
Consumer receivables	6	10,459	8,141
Consumer receivables at fair value through OCI	20	386	–
Consumer receivables at fair value through profit and loss	20	400	2
Settlement and trade receivables	7	580	493
Property and equipment	12	60	85
Goodwill	11	685	613
Intangible assets	11	383	376
Deferred tax assets	24	36	33
Other assets	13	487	364
Total Assets		**18,797**	**13,804**
Liabilities			
Accounts payable and accrued expenses		655	572
Consumer deposits		13,003	9,510
Payables to merchants		736	696
Notes payable and other borrowings	14	1,359	513
Deferred tax liabilities	24	2	1
Other liabilities	15	358	255
Total Liabilities		**16,113**	**11,547**
Equity			
Share capital	21	–	–
Additional paid in capital		427	4,646
Other equity instruments		–	–
Reserves		(90)	(479)
Retained Earnings (Accumulated deficit)		2,170	(2,081)
Total equity excluding non-controlling interests		**2,507**	**2,086**
Non-controlling interests		177	171
Total equity		**2,684**	**2,257**
Total equity and liabilities		**18,797**	**13,804**

The accompanying notes are an integral part of these consolidated financial statements.

KLARNA GROUP PLC 74 ANNUAL REPORT 2025

Approved by the Board of Directors on March 10, 2026 and signed on its behalf by: /s/ Niclas Neglén Niclas Neglén Director and Chief Financial Officer Klarna Group plc March 10, 2026 KLARNA GROUP PLC 75 ANNUAL REPORT 2025 Docusign Envelope ID: EF828ECA-3A42-4E60-8AA6-31BB61DF6840

Docusign Envelope ID: EF828ECA-3A42-4E60-8AA6-31BB61DF6840

Consolidated Statements of Shareholders' Equity for the Years Ended December 31, 2025 and 2024

Amounts in USD millions, except share and per share amounts	Share capital	Additional paid in capital	Reserves	Other equity instruments[1]	Retained earnings	Equity excluding non-controlling interests	Non-controlling interests[1]	Total equity
Balance as of December 31, 2023	**–**	**4,625**	**(311)**	**37**	**(2,159)**	**2,192**	**5**	**2,197**
Net loss	–	–	–	–	21	**21**	–	**21**
Exchange differences on translating foreign currencies	–	–	(150)	–	–	**(150)**	(1)	**(151)**
Reclassification	–	–	(18)	–	–	**(18)**	–	**(18)**
New share issue	–	21	–	–	–	**21**	–	**21**
Share-based payments	–	–	–	–	64	**64**	–	**64**
Issuance of other equity instruments	–	–	–	142	(6)	**136**	(12)	**124**
Changes in non-controlling interests	–	–	–	(179)	(1)	**(180)**	179	**(1)**
Balance as of December 31, 2024	**–**	**4,646**	**(479)**	**–**	**(2,082)**	**2,086**	**171**	**2,257**
Net loss	–	–	–	–	(294)	**(294)**	21	**(273)**
Exchange differences on translating foreign currencies	–	–	379	–	–	**379**	(9)	**369**
Consumer Receivables Fair Value through OCI			12			**12**		**12**
Share capital reduction[2]	–	(4,579)	–	–	4,579	**(1)**	–	**(1)**
New share issue	–	360	–	–	(168)	**192**	–	**192**
Share-based payments	–	–	–	–	135	**135**	–	**135**
Tax effects on share based payments	–	–		–	(18)	**(18)**		**(18)**
Other equity instruments coupons paid	–	–	–	–	21	**21**	(21)	**–**
Changes in non-controlling interests	–	–	(1)	–	(3)	**(4)**	16	**12**
Balance as of December 30, 2025	**–**	**427**	**(90)**	**–**	**2,170**	**2,507**	**177**	**2,684**

The accompanying notes are an integral part of these consolidated financial statements.

[1] Following the Group's corporate reorganization in May 2024, AT1 securities are considered non-controlling interests as they are issued by subsidiaries of Klarna Group plc. For further details refer to Note 21.

[2] During the year a capital reduction of $4.6 billion resulting in a reallocation from share capital and additional paid in capital to retained earnings. See Note 21

KLARNA GROUP PLC 76 ANNUAL REPORT 2025

Docusign Envelope ID: EF828ECA-3A42-4E60-8AA6-31BB61DF6840

Consolidated Statements of Cash Flows for the Years Ended December 31, 2025 and 2024

	2025	2024
Operating activities		
Profit (loss) before taxes	(241)	33
Income taxes paid	(53)	(15)
Interest expense paid	(425)	(312)
Interest income received	1,022	558
Adjustments for non-cash items in operating activities		
Depreciation, amortization and impairment	125	189
Share-based payments	157	92
Provisions excluding credit losses	–	1
Provision for credit losses	794	671
Net gain from divestment[1]	–	(190)
Net losses from divestment of shares in equity investments	–	7
Financial items including fair value effects	75	(282)
Changes in the assets and liabilities of operating activities		
Change in consumer receivables at fair value through OCI	(378)	–
Change in consumer receivable at FV through P&L	(413)	(2)
Change in consumer receivables	(2,787)	(1,373)
Change in settlement and trade receivables	(32)	197
Change in notes payable and other borrowings	(32)	(16)
Change in consumer deposits	2,148	820
Change in bonds and treasury bills with maturity > 90 days	(852)	286
Change in other assets and liabilities	(140)	(77)
Cash flow from operating activities	**(1,032)**	**587**
Investing activities		
Investments in intangible assets	(27)	(44)
Investments in property and equipment	(3)	(1)
Sale of fixed assets	–	–
Divestment, net of cash disposed	–	188
Net purchase of equity investments	–	11
Cash flow from investing activities	**(30)**	**154**
Financing activities		
New share issuance	191	–
Share warrants	–	–
Other equity instruments issued	–	142
Other equity instruments redeemed	–	–
Convertible promissory notes redeemed	–	–
Subordinated debt issued	–	100
Subordinated debt redeemed	–	–
Notes payable and other borrowings issued	903	264
Notes payable and other borrowings redeemed	(86)	(169)
Principal payments of lease liabilities	(20)	(25)
Cash flow from financing activities	**988**	**312**
Cash flow for the year	**(74)**	**1,053**
Cash and cash equivalents at the beginning of the year	**3,243**	**2,391**
Cash flow for the year	(74)	1,053
Exchange rate difference in cash and cash equivalents	634	(201)
Cash and cash equivalents at the end of the year	**3,803**	**3,243**

[1] Includes reclassification of currency translation effects from other comprehensive income of $18 million in 2024.

The accompanying notes are an integral part of these consolidated financial statements.

KLARNA GROUP PLC 77 ANNUAL REPORT 2025

Note 1 Corporate information Klarna Group plc is a public company with limited liability incorporated under the laws of England and Wales. The consolidated financial statements consist of Klarna Group plc and its direct and indirect subsidiaries (collectively, “Klarna,” the “Company,” the “Group,” “we,” “us,” or “our”). Klarna is a technology-driven payments company, with operations spanning multiple countries. We connect consumers and merchants with comprehensive payment solutions and tailored advertising solutions, both online and offline. Our payment solutions provide consumers with more control and flexibility over their payments. On September 10, 2025, the Company completed its initial public offering (“IPO”) of 5,000,000 ordinary shares, completed the sale of additional 29,311,274 ordinary shares from “selling shareholders” and on September 22, 2025, completed the sale of 5,146,691 of additional ordinary shares to the underwriters pursuant to their option to purchase additional shares, at an offering price of $40.00 per share. The Company raised net proceeds of $169 million through the IPO, net of underwriting discounts and other offering costs of $22.41 million. Directly attributable transaction costs related to the issuance of new ordinary shares of $8.5 million were deducted from equity. These costs, primarily underwriting fees, were offset against the gross proceeds recognized in Additional paid in capital. The Company’s registration statement on Form S-8 (File No. 333-290150) registering shares under its employee equity plans, was declared effective by the Securities and Exchange Commission (“SEC”) on September 10, 2025. Note 2 Accounting principles 1. Basis of preparation and consolidation The consolidated financial statements are prepared in accordance with UK-adopted international accounting standards in conformity with the requirements of the Companies Act 2006, and have been prepared on a historical cost basis, except for equity investments, derivatives and consumer receivables at fair value through profit and loss or at fair value through other comprehensive income, which have been measured at fair value, and lease liabilities, which are measured at present value. These consolidated financial statements are prepared on a going concern basis. All amounts in the notes to the consolidated financial statements are stated in millions of United States Dollars (“USD”), unless otherwise stated. On May 23, 2024, Klarna Holding AB (publ) completed a reorganization which resulted in Klarna Group plc becoming the new ultimate parent company of the Group. Through a series of share for share exchange steps, the shareholders of Klarna Holding AB (publ) exchanged their shares for an equal number of shares in Klarna Group plc. As a result of our corporate reorganization, Klarna Group plc became our ultimate holding company and the parent company of Klarna Holding AB (publ). There was no change in the legal ownership of any of the assets of Klarna Holding AB (publ), nor any change in the ultimate controlling ownership of existing shares or securities of Klarna Holding AB (publ) or Klarna Group plc as a result of the reorganization. The accounting predecessor of Klarna Group plc is Klarna Holding AB (publ). The exchange has been presented on a retrospective basis as a reorganization transaction beginning in the earliest period presented. Additional paid in capital as at December 31, 2024 includes $4.2 billion non-distributable merger reserve related to the KLARNA GROUP PLC 78 ANNUAL REPORT 2025 Docusign Envelope ID: EF828ECA-3A42-4E60-8AA6-31BB61DF6840

reorganization. In September 2025, the Company completed a capital reduction creating distributable reserves of approximately $4.6 billion, reallocated from share capital and additional paid-in capital to retained earnings. Subsidiaries are all entities over which the Group has control. The Group controls an entity when the Group is exposed, or has right to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The consolidated subsidiaries of Klarna are consolidated as from the date when control is transferred to Klarna and deconsolidated from the date that control ceases. All intercompany accounts and transactions between members of the Group have been eliminated on consolidation. Going Concern The financial statements have been prepared on a going concern basis. The Directors are satisfied that the Group has adequate resources to continue in business for a period of at least 12 months from the date of approval of these financial statements. In making this assessment, the Directors considered the Group’s liquidity and capital position, access to funding, financial forecasts, and potential risks. The assessment included review of projected profitability, as well as stress testing results performed under the Group’s internal capital and liquidity assessment processes. These demonstrated that the Group is expected to maintain appropriate headroom above regulatory capital and liquidity thresholds, even in downside scenarios. The Directors also considered available management actions in the event of adverse conditions. Based on this assessment, the Directors concluded that there are no material uncertainties that cast significant doubt on the Group’s ability to continue as a going concern. Accordingly, the use of the going concern basis in preparing these financial statements is appropriate. Share Split In March 2025, Klarna Group plc’s board of directors approved a subdivision of ordinary shares of Klarna Group plc on a 1-to-12 basis (the “Share Split”), which was effected on March 6, 2025. Refer to Note 21 for further details. Accordingly, all share data and per share data amounts for all periods presented in the consolidated financial statements and notes thereto have been retrospectively adjusted to reflect the effect of the Share Split. 2. New and amended standards and interpretations Standards and amendments effective for the year No significant new IFRS standards, amendments or interpretations applicable to the Group became effective during the period. New standards and amendments issued but not yet effective In April 2024, the IASB issued IFRS 18 “Presentation and Disclosure in Financial Statements” that replaces IAS 1 “Presentation of Financial Statements.” IFRS 18 introduces new requirements for information presented in the primary financial statements and disclosed in the notes. IFRS 18 is effective for annual reporting periods beginning on or after January 1, 2027, but earlier adoption is permitted. The Group is currently evaluating the impact of this standard. KLARNA GROUP PLC 79 ANNUAL REPORT 2025 Docusign Envelope ID: EF828ECA-3A42-4E60-8AA6-31BB61DF6840

In May 2024, the IASB issued amendments to IFRS 9 “Financial Instruments” and IFRS 7 “Financial Instruments: Disclosures,” clarifying recognition and derecognition principles and introducing an exception for the early derecognition of certain financial liabilities settled electronically. The amendments also provide guidance on assessing contractual cash flow characteristics and introduce new disclosure requirements. These amendments are effective for annual reporting periods beginning on or after January 1, 2026, with earlier adoption permitted. The Group is currently evaluating their impact. The Group has not early adopted any issued standards, interpretations or amendments that are not yet effective. 3. Significant accounting judgments, estimates and assumptions The preparation of the consolidated financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the reported amount of revenues, expenses, assets and liabilities, and the accompanying disclosures, as well as the disclosure of contingent liabilities. On an ongoing basis, we evaluate our estimates, including those related to provisions for credit losses, revenue recognition, income taxes, the evaluation for impairment of intangible assets and goodwill, contingent liabilities, securitizations, leases, divestitures and share-based compensation, including the fair value of restricted share units, options and warrants issued. We base our estimates on historical experience and various other assumptions which we believe to be reasonable under the circumstances. Actual results could materially differ from these estimates. Macroeconomic and geopolitical developments may adversely impact consumer spending, merchant performance and counterparty creditworthiness. These conditions may introduce additional uncertainties that can affect the global economy and, consequently, the Group’s operations. These factors are considered into credit loss estimates and other significant accounting estimates. 4. Foreign currency translation Presentation currency and functional currency The financial statements are presented in USD. In general, each entity within the Group uses the currency of its primary economic environment as its functional currency. For Klarna Group plc, the functional currency is USD. The assets and liabilities of the Company and its subsidiaries are translated from the functional currency of the operations to USD using the exchange rates at the reporting date. The revenues and expenses are translated to USD using average exchange rates, which approximate the exchange rates at the date of the transaction. All resulting foreign exchange differences are recognized in other comprehensive income (loss) and included in foreign exchange translation reserve in equity. Foreign currency transactions Transactions denominated in currencies other than the functional currency of the respective entity are translated into the functional currency at the exchange rate on the date of the transaction. Monetary assets and liabilities denominated in currencies other than the functional currency are remeasured using the exchange rates prevailing at the end of the reporting period. Any foreign KLARNA GROUP PLC 80 ANNUAL REPORT 2025 Docusign Envelope ID: EF828ECA-3A42-4E60-8AA6-31BB61DF6840

exchange gains or losses arising from the remeasurement of these monetary assets and liabilities are recognized in other income (expense) in the consolidated statement of profit or loss. 5. Cash and cash equivalents Cash and cash equivalents consist of cash in hand, demand deposits with banks, short-term treasury bills and other short-term highly liquid investments with original maturities of three months or less. 6. Debt securities Debt securities primarily comprise treasury bills chargeable at central banks with original maturities of more than three months, mandatory deposits at central banks, and bonds and other interest-bearing securities. The Group classifies investments as financial assets measured at amortized cost, with interest recognized within interest income in the consolidated statements of profit or loss. 7. Consumer receivables Consumer receivables represent unsecured amounts due from consumers that elect to pay over time either through Pay Later or Fair Financing options as well as receivables related to other consumer fees as discussed in our revenue recognition accounting principles. Pay Later consumer receivables arise from transactions that enable consumers to purchase goods or services at the time of the transaction and defer payment to a later date or in short-term installments (e.g., Pay in 30, Pay in 3, Pay in 4). Fair Financing consumer receivables arise from transactions that enable consumers to pay for purchases over a longer-term installment plan, typically ranging from three to 48 months. Consumer receivables that Klarna has the objective of holding to collect contractual cash flows are measured at amortized cost, including outstanding principal balances, accrued interest and net of allowances for expected credit losses. Consumer receivables which are managed within a business model whose objective is to originate and sell or within a hold-to-collect-and-sell business model are measured either at fair value through profit or loss (“FVTPL”) or fair value through OCI (“FVOCI”) and presented separately on the consolidated balance sheet. 8. Settlement and trade receivables Settlement and trade receivables primarily include receivables from payment solution providers (“PSPs”), amounts due from merchants for services and receivables from third-party debt collection agencies and financial institutions. Settlement and trade receivables are reported at amortized cost net of an allowance for expected credit losses. 9. Allowance for expected credit losses Klarna estimates allowances for expected credit losses (“ECL”) for debt securities, consumer receivables and settlement and trade receivables. The ECL allowance is based on either 12-month expected credit losses (“12m ECL”) or on lifetime expected credit losses (“Lifetime ECL”). The ECL allowance is based on the latter if the simplified approach, as defined by IFRS 9, is applicable or if there has been a significant increase in credit risk since initial recognition. KLARNA GROUP PLC 81 ANNUAL REPORT 2025 Docusign Envelope ID: EF828ECA-3A42-4E60-8AA6-31BB61DF6840

Lifetime ECL and 12m ECL are calculated on a collective basis at an asset class level. The asset class is defined by shared credit risk characteristics, which are generally by market and geography. Debt securities Klarna invests in treasury bills issued by central banks, loans to highly rated financial institutions and bonds issued by highly rated government entities. The credit rating status of issuing entities is monitored throughout the investment holding period. The high credit quality of the issuers results in a low probability of default, loss given default and exposure at default resulting in an immaterial ECL estimate for debt securities. Consumer receivables To measure the ECL for consumer receivables, the Group assigns outstanding loans to one of three stages with the stage corresponding to the individual loan’s estimated repayment performance. The estimated repayment performance is informed by the Group’s records, including the customer’s history with Klarna and purchase behavior from active Klarna consumers, merchant data, credit bureau reports and open banking data. Klarna defines the stages as follows: Stage 1: New loan origination that is not credit impaired at origination. A loan remains in Stage 1 unless there is a significant increase in credit risk (“SICR”), such as when a loan becomes 30 days or more past due or if the consumer has other loans that are in Stage 2 or 3. While a consumer could have a loan that did not experience SICR, if they have a loan in Stage 2 or 3, Klarna applies a more prudent approach to all loans for the consumer as part of its risk management practices. A loan may also be transferred back to Stage 1 if credit risk has significantly improved and it is not delinquent 30 or more days. For Stage 1 loans, the allowance is calculated based on 12-month ECL. Stage 2: Loan with an observed significant increase in credit risk since origination. Klarna defines significant increase in credit risk as a loan with an outstanding balance more than 30 days overdue. The allowance for these loans is calculated based on Lifetime ECL. Stage 2 also includes loans that are reclassified from Stage 3 because they are no longer considered credit impaired. Stage 3: Loan considered credit impaired. A loan is defined as credit impaired if it is 90 days past due or is classified as fraudulent. The allowance for Stage 3 loans is calculated based on Lifetime ECL. A loan may be reclassified from Stage 3 if it is no longer considered credit impaired. Settlement and trade receivables For settlement and trade receivables, Klarna estimates credit losses using the Lifetime ECL model. Each counterparty is subject to a credit risk assessment at onboarding and periodically throughout its relationship with Klarna. Based on the credit risk assessment, a counterparty is assigned a risk classification that correlates to a probability of default. For higher risk counterparties, Klarna extends settlement windows for payments to the counterparties to serve as collateral for their non-performance if a consumer returns products. When a settlement and trade receivable is determined to be uncollectible, the gross amount is written off through the allowance for expected credit losses for settlement and trade receivables in general and administrative on the consolidated statements of profit or loss. Recoveries of trade receivables that were previously written off are recognized when received in general and administrative on the consolidated statements of profit or loss. See Note 7 for information on written- off and recovered settlement and trade receivables. KLARNA GROUP PLC 82 ANNUAL REPORT 2025 Docusign Envelope ID: EF828ECA-3A42-4E60-8AA6-31BB61DF6840

Significant inputs Klarna utilizes a series of models to calculate allowance estimates, which depend on certain significant inputs. Definition of default An asset is considered to be in default when it is 90 days or more past due on any payments, has entered debt collection or is classified as fraudulent. Probability of Default (“PD”)  Historical balances as well as the proportion of those balances that have defaulted over time are used as a basis to determine the PD. This approach provides values for 12-month and lifetime PDs applied over different vintages for different countries and for days since origination. In cases where the maturity of the loans is very short (i.e., less than 12 months), which is common for Klarna’s products, the 12-month PD and lifetime PD have equal values. Loss Given Default (“LGD”) LGD is the magnitude of the likely loss if there is a default. The LGD is dependent on geographical region, days past due, and, in some cases, recoveries from the sale of non-performing portfolios. The loss given default is calculated using the historical balances over different vintages as a basis. Furthermore, the LGD component is determined based on days past due. Exposure at Default (“EAD”) EAD represents the estimate of the exposure at a future default date, taking into account expected changes in the exposure as of each reporting date, including repayments of principal and interest, whether scheduled by contract or otherwise. Measurement of ECL Expected credit loss estimates are based on these key inputs: PD, LGD and the EAD, which are derived from internal statistics and other external data. PD and LGD estimates are an accumulation of segmentation, such as product and geography, within each asset class, which are used to calculate the ECL on a collective basis. For unsecured assets, there is no collateral factored into the ECL calculations. For quantitative information on the reported ECL amounts see Note 6 and Note 7. Write-off of financial assets Consumer receivables and settlement and trade receivables are written off when either the entire outstanding amount or a proportion thereof are considered uncollectible, which is generally when an outstanding balance is 180 days past due. For consumer receivables and settlement and trade receivables, Klarna monitors significant counterparty relationships for current information and events to assess if there is a risk the counterparty is experiencing financial difficulty or is in breach of contract. If a loan or receivable is determined to be uncollectible, the gross amount will be charged off through the allowance for expected credit losses. Charged-off balances may still be subject to enforcement activities to attempt to recover the amounts due. When enforcement activities are KLARNA GROUP PLC 83 ANNUAL REPORT 2025 Docusign Envelope ID: EF828ECA-3A42-4E60-8AA6-31BB61DF6840

exhausted or the loan or receivable is sold to an external party, the loan or receivable is formally written off in Klarna’s systems. For information on the written-off consumer receivables and settlement and trade receivables, including those subject to enforcement activities, see Note 6 and Note 7, respectively. Sale of uncollectible consumer receivables Klarna enters into agreements to sell certain uncollectible receivables to debt collection agencies to maximize recovery and manage credit risk. These uncollectible receivables are sold on a non-recourse basis, with the Group transferring substantially all risks and rewards of ownership to the debt collection agencies meeting the derecognition criteria on the date of sale. When a receivable is deemed to be uncollectible it is written down to the recoverable amount. Recoveries Recoveries for consumer receivables that were previously written off are recognized when received in provisions for credit losses on the consolidated statements of profit or loss. Recoveries of consumer receivables that were previously written off were not material in 2025 and 2024. 10. Commitments Klarna enters into certain arrangements that create commitments to purchase certain consumer loans originated by partner banks in the United States (“Loan funding commitments”). Upon purchase of these consumer loans, Klarna recognizes them on the consolidated balance sheet. Klarna may also provide consumers with committed credit limits or other committed financing arrangements. Amounts drawn under these commitments are recognized on the consolidated balance sheet. Amounts committed under these arrangements that are not yet recognized are disclosed in Note 19. 11. Structured entities A structured entity is an entity in which voting or similar rights are not the dominant factor in deciding who controls the entity, such as when any voting rights may relate to administrative tasks only, with the relevant activities of the entity being directed by means of contractual arrangements. Structured entities are generally created to achieve a narrow and well-defined objective with restrictions around their ongoing activities. Klarna consolidates such structured entities when we determine that we control the structured entity in accordance with IFRS 10. In the case of structured entities, this determination involves judgment, particularly as voting rights are often not the determining factor in decisions over the relevant activities. This judgment involves assessing the purpose and design of the entity, and whether we have power over the relevant activities and exposure, or rights, to variable returns, and the ability to use its power over the investee to affect the amount of the  returns. In determining this, we also assess whether we are acting as a principal or as an agent on behalf of others. Warehouse financing facility and synthetic securitizations Klarna enters into transactions with securitization vehicles (“SPVs”), where it economically transfers a portion of credit risk for certain pools of consumer receivables (the “Referenced Pools”) with the primary objective to lower the regulatory capital risk weights of the underlying assets. KLARNA GROUP PLC 84 ANNUAL REPORT 2025 Docusign Envelope ID: EF828ECA-3A42-4E60-8AA6-31BB61DF6840

In certain transactions, Klarna enters into synthetic securitizations with unconsolidated SPVs. in which credit risk for each Referenced Pool is separated into three tranches: junior, mezzanine and senior. In these structures, Klarna retains the junior and senior tranches and transfers the credit risk associated with the mezzanine tranche to an unconsolidated SPV, which issues credit-linked notes (“CLNs") to investors. Klarna pays a fee to the SPVs for the transfer of credit risk, which is recognized as incurred in funding costs, see Note 17. This fee provides for a guarantee from the SPV to reimburse the Company for any credit losses incurred within transfers of the credit risk associated with the mezzanine tranche. In other transactions, Klarna enters into arrangements with consolidated SPVs, typically through warehouse financing facilities with an institutional lender, as the funder, and Klarna Bank AB, a subsidiary of Klarna Group plc, as the borrower. In these structures, the SPV issues CLNs to the funder and advances the proceeds to Klarna, which in turn pledges Referenced Pools as collateral. Credit risk for the Reference Pool is separated into two tranches: a junior tranche retained by Klarna and a senior tranche transferred to the funder through the consolidated SPV. The CLNs are recognized within Notes Payables and Other Borrowings and are classified and measured at amortized cost using the effective interest method. Interest and senior expenses related to the facility are recognized within funding costs, see Note 17. In both structures, Klarna retains the contractual rights to the cash flows and substantially all of the associated risks and rewards of ownership of the receivables within the Reference Pool. Accordingly, the receivables are not derecognized and continue to be recognized in the statement of financial position. Should the Company experience credit losses exceeding the retained tranche and fall within the transferred tranche, it would be entitled to recoveries consistent with that contractual reimbursement right. The Company’s estimated credit losses for the Reference Pools was below the contractual range of the transferred tranches for the periods presented. Accordingly, no claims have been made against the SPVs in respect of the reporting periods. Forward flow securitization Klarna enters into forward flow loan sale arrangements with unconsolidated SPVs whereby specified pools of consumer receivables (“Eligible Receivables”) are transferred to the SPVs. Klarna classifies the Eligible Receivables into either fair value through OCI (“FVOCI”), or fair value through profit or loss (“FVTPL”) on the basis of both (a) Klarna’s business model for managing the assets, and (b) the contractual cash flow characteristics of the financial assets. Eligible Receivables classified and measured at FVOCI are subsequently remeasured at fair value and changes therein are recognized in other comprehensive income, except for interest income, impairment, and foreign exchange, until the assets are sold. Interest income is recognized using the effective interest method, in the same manner as for financial assets measured at amortized cost, until derecognition requirements are met. Eligible Receivables classified and measured at FVTPL are subsequently remeasured at fair value and changes therein are recognized in the statements of profit or loss. Expected credit losses (“ECL”) on Eligible Receivables measured at FVOCI do not reduce the carrying amount of the financial assets, which remain at fair value. Instead, the ECLis recognized in other comprehensive income as an accumulated impairment amount, with a corresponding charge to profit or loss. KLARNA GROUP PLC 85 ANNUAL REPORT 2025 Docusign Envelope ID: EF828ECA-3A42-4E60-8AA6-31BB61DF6840

Klarna derecognizes receivables upon transferring the contractual rights to the cash flows and substantially all associated risks and rewards. The transfers are deemed to occur on the sale date, at which point, the derecognition criteria are satisfied. Upon disposal of Eligible Receivables measured at FVOCI, the cumulative gains or losses previously recognized in other comprehensive income, including the accumulated impairment amount are reclassified from other comprehensive income to the statements of profit or loss. Upon disposal of Eligible Receivables measured at FVTPL, gains and losses are recognized in the statements of profit or loss. Gains and losses from disposals of Fair Financing receivables are recognized within revenue as Gain on sale of consumer receivables, and losses from disposals of Pay Later receivables are recognized within Funding costs, reflecting the nature and underlying characteristics of the sold eligible receivables. See Note 4 and Note 17. Klarna may continue to service certain sold receivables on behalf of the SPVs in exchange for receiving a servicing income from providing professional services such as cash flow collection and credit risk management in the event of customer defaults. We recognize this servicing fee within Transaction and service revenue. The servicing fee is typically calculated daily by applying a fixed percentage to the outstanding loan principal balance. The servicing fee represents a fair market fee, and no servicing asset or liability is recognized in the financial statements. See Note 4. 12. Fair value measurement Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date in the principal or, in its absence, the most advantageous market to which Klarna has access at that date. When available, Klarna measures fair value using the quoted price in an active market. If a quoted price in an active market is not available, the Group uses valuation methods that maximize the use of relevant observable inputs and minimize the use of unobservable inputs to determine fair value. The fair value of a financial instrument on initial recognition is generally best evidenced by its transaction price (i.e., the fair value of consideration paid or received). If Klarna determines that the transaction price differs from the fair value and the fair value is not evidenced by a quoted price in an active market for an identical asset or liability nor based on a valuation method where unobservable inputs are considered to be insignificant in relation to the difference, then the financial instrument is initially measured at fair value, adjusted to defer the difference between the fair value on initial recognition and the transaction price. Subsequently, that difference is recognized in profit or loss on an appropriate basis over the life of the instrument but no later than when the valuation is wholly supported by observable market data or the transaction is settled. All assets and liabilities for which fair value is measured or disclosed in these consolidated financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole. Level 1 Level 1 in the fair value hierarchy consists of assets and liabilities where the inputs used in the valuation are unadjusted quoted prices from active markets for identical assets or liabilities. KLARNA GROUP PLC 86 ANNUAL REPORT 2025 Docusign Envelope ID: EF828ECA-3A42-4E60-8AA6-31BB61DF6840

Level 2 Level 2 consists of assets and liabilities where the significant inputs used for valuation are derived from directly or indirectly observable market data available over the entire period of the instrument’s life. Such inputs include quoted prices for similar assets or liabilities in active markets, quoted prices for identical instruments in inactive markets and observable inputs other than quoted prices such as interest rates and yield curves, implied volatilities and credit spreads. Level 3 Level 3 includes estimated values based on assumptions and assessments where one or more significant inputs are not based on observable market information. Klarna recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred. 13. Repurchase agreements Repurchase agreements are used to obtain liquidity and fluctuate over time based on many factors, including market conditions, consumer receivables and consumer deposit growth and balance sheet management activities. Treasury bills and other interest-bearing securities that are sold under agreements to repurchase at a specified future date are not derecognized from the balance sheet as Klarna retains substantially all of the risks and rewards of ownership. Assets under repurchase agreements are transferred to the counterparty, and the counterparty has the right to sell or re-pledge the assets. Such securities are kept on the balance sheet and pledged as collateral when the securities have been transferred and cash consideration has been received. Payment received is recognized under notes payable and other borrowings. The difference between the sale and repurchase price is accrued over the life of the agreement using the effective interest method and recognized within funding costs in the consolidated statements of profit or loss. 14. Derivative instruments and hedge accounting Derivative instruments are recognized in the balance sheet on their trade date and are measured at fair value, both initially and in subsequent periods. Derivative instruments are presented in other assets or notes payable and other borrowings. Changes in the fair value of derivative instruments are included in funding costs in the consolidated statements of profit or loss. The Group uses hedge accounting for fair value hedges to manage the interest rate risk of liabilities. Changes in the fair value of derivatives that are designated and qualify as fair value hedging instruments are included in funding costs, together with any changes in the fair value of the hedged liability that are attributable to the hedged risk. Any residual mismatch between the hedging instrument and the hedged item is recognized as ineffective. When hedging interest rate risk, any interest accrued or paid on both the hedging instrument and the hedged item is included in funding costs. If the hedge no longer meets the criteria for hedge accounting, the adjustment to the carrying amount of a hedged item for which the effective interest method is used is amortized to the consolidated statements of profit or loss over the period for KLARNA GROUP PLC 87 ANNUAL REPORT 2025 Docusign Envelope ID: EF828ECA-3A42-4E60-8AA6-31BB61DF6840

which the item was hedged. If the hedged item is sold or repaid, the unamortized fair value adjustment is recognized immediately in funding costs. 15. Consumer deposits Consumer deposits are initially recorded at fair value and then at amortized cost and with application of the effective interest method. Where a consumer deposit is in a qualifying fair value hedge relationship, its carrying value is adjusted for changes in fair value attributable to the hedged risk. All consumer deposits are interest-bearing. Klarna offers certain consumer deposit arrangements under which funds are held on behalf of consumers by third-party financial institutions. Under these arrangements, consumer deposit balances that are not controlled by Klarna are not recognized in the consolidated balance sheet. 16. Payables to merchants Payables to merchants arise when Klarna facilitates payment transactions for merchants and holds the corresponding funds on their behalf. The settlement cycle is dependent on the counterparty, but is usually within a few working days of the transaction. As a result, Klarna records a liability towards the merchant, representing the money owed to them. Payables to merchants are recognized at amortized cost. On settlement, the Group derecognizes these amounts from the balance sheet. 17. Leasing The Group assesses at contract inception whether a contract is, or contains, a lease. That is, if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The length of a lease term includes options to extend or terminate the lease when it is reasonably certain that the Group will exercise those options. The Group applies judgment in evaluating whether it is reasonably certain to exercise extension or termination options. For most leases, the Group has determined that the lease term does not include additional periods after the initial period. A right-of-use asset and a lease liability are recognized at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for initial direct costs, incentive payments, restoration costs and lease payments before the commencement date. The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the end of the lease term. The lease liability is initially measured at the present value of the remaining lease payments that are not paid at the commencement date. As most leases do not provide an implicit interest rate, the Group uses the incremental borrowing rate at the lease commencement date in determining the present value of lease payments.   The lease liability is remeasured when there is a change in future lease payments arising, for example, from a change in an index or rate, a reassessment of extension, termination or purchase options, or a change in the amount expected to be payable under a residual value guarantee. If a remeasurement of the lease liability occurs, a corresponding adjustment to the carrying amount of the right-of-use asset is made. Lease payments included in the measurement of the lease liability are fixed payments, variable lease payments that depend on an index or rate, amounts expected to be payable under a residual value guarantee and the exercise price under a purchase option, if KLARNA GROUP PLC 88 ANNUAL REPORT 2025 Docusign Envelope ID: EF828ECA-3A42-4E60-8AA6-31BB61DF6840

applicable. The Group excludes payments for related services and other components of a lease. The Group presents right-of-use assets in property and equipment and lease liabilities in other liabilities in the balance sheet. The Group has elected not to recognize right-of-use assets and lease liabilities for short-term leases and leases of low-value assets, primarily relating to IT equipment and short-term office rentals. Payments for such leases are recognized as an expense on a straight-line basis over the lease term. 18. Business combinations Business combinations are accounted for using the acquisition method. Identifiable assets acquired and liabilities assumed are measured initially at their fair values at the acquisition date. The excess of the consideration transferred and the acquisition-date fair value of any previous equity interest in the acquiree, over the fair value of the identifiable net assets acquired is recognized as goodwill. Acquisition-related costs, other than those incurred for the issuance of debt or equity instruments, are charged to the consolidated statement of profit or loss as they are incurred. 19. Divestitures Non-current assets or disposal groups are classified as held for sale when their carrying amount is expected to be recovered principally through a sale transaction rather than through continuing use. The classification is made when the asset or disposal group is available for immediate sale in its present condition, and the sale is highly probable within one year. Upon such classification, the assets or disposal group are measured at the lower of their carrying amount and fair value less costs to sell. The gain or loss on divestment is determined as the difference between the consideration received, net of transaction costs, and the carrying value of the net assets disposed of. The gain or loss is recognized within other income (expense) in the statements of profit or loss. Where goodwill has been allocated to the disposed operation, typically measured based on the relative values of the disposed operation, such goodwill is included in the carrying amount of the operation when determining the gain or loss on disposal. An operation is classified as discontinued when it represents a separate major line of business or geographical area of operations that either has been disposed of or is classified as held for sale. For foreign operations, cumulative foreign currency translation differences previously recognized in other comprehensive income are reclassified to the statements of profit or loss upon divestment. This reclassification is included as part of the gain or loss on disposal. 20. Goodwill and intangible assets Goodwill Goodwill represents the excess of consideration paid over the fair value of the identifiable net assets acquired in a business combination. Goodwill is not amortized but is reviewed for impairment annually and more frequently if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value. Impairment of goodwill is not reversed. The Group monitors goodwill for impairment considerations at the operating segment level. In the event of a disposal that qualifies as a business, or where there is a significant reorganization of the business, goodwill is allocated based upon relative fair values. KLARNA GROUP PLC 89 ANNUAL REPORT 2025 Docusign Envelope ID: EF828ECA-3A42-4E60-8AA6-31BB61DF6840

Trademarks, tradenames, licenses and other customer-related intangible assets Identifiable intangible assets following business combinations include trademarks, tradenames, licenses, developed technology and customer relationships. Acquired intangible assets are recorded at fair value on the date of acquisition and amortized over their estimated useful lives, generally 3-20 years. The Group reviews the carrying amounts of intangible assets for impairment at the asset group level whenever events or changes in circumstances indicate that the carrying amount of the asset group may not be recoverable. Capitalized development costs Costs associated with IT systems, software and licenses, whether developed internally or acquired, are recognized as intangible assets when the following criteria are met: • It is technically feasible to complete the intangible asset so that the asset will be available for use or sale; • Adequate resources are available to complete the development; • There is an intention to complete and use the intangible asset for the provision of services; • Use of the intangible asset will generate probable future economic benefits; and • Expenditures attributable to the intangible asset can be measured reliably. Depreciation is computed using the straight-line method over the estimated useful lives of the depreciable capitalized development costs and licenses (generally, 3-5 years) and reported within depreciation, amortization and impairments and in technology and product development in the consolidated statements of profit or loss depending on the nature of the assets. Costs related to development activities that do not satisfy the above criteria, including for maintenance, are expensed as incurred. Impairment Goodwill is tested for impairment annually. This is tested by estimating the recoverable amount, which is the higher of the fair value less costs of disposal and the value in use. If the recoverable amount is lower than the carrying amount, the asset is written down. See Note 11 for further information on the measurement of goodwill and significant assumptions used in the annual impairment test. Intangible assets with finite useful lives undergo impairment testing whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. 21. Property and equipment Property and equipment is stated at historical cost less accumulated depreciation and impairment. Depreciation is computed using the straight-line method over the estimated useful lives of the depreciable assets, generally, by applying the following useful lives to each class of property and equipment: KLARNA GROUP PLC 90 ANNUAL REPORT 2025 Docusign Envelope ID: EF828ECA-3A42-4E60-8AA6-31BB61DF6840

Equipment, tools and fixtures and fittings ......................... 5 years Computers and other machinery ........................................ 3 years Leasehold improvements...................................................... The shorter of lease term and useful life If there is an indication that the recoverable value is less than the carrying amount, an impairment review is completed and any impairment loss is recognized within depreciation, amortization and impairments in the consolidated statements of profit or loss. The cost and accumulated depreciation for property and equipment that is sold, retired or otherwise disposed of are derecognized and the resulting gains or losses are recorded in the consolidated statements of profit or loss. 22. Treasury shares Shares in the Company that are held by wholly owned subsidiaries or other Group entities are classified as treasury shares. Amounts paid to repurchase the Company’s own shares, including any directly attributable incremental costs (net of related income tax effects), are recognized as a deduction from equity. The repurchased shares are presented as treasury shares and remain deducted from equity until they are either cancelled or reissued. These shares are deducted from the issued and weighted average number of shares in calculating earnings per share. Dividends received on treasury shares are eliminated on consolidation, and no gain or loss is recognized in profit or loss or other comprehensive income on the purchase, sale, reissue, or cancellation of such shares. 23. Revenue Recognition Transaction and service revenue Revenue is recognized when control of the promised goods or services is transferred to customers, in an amount that reflects the consideration the Group expects to be entitled to in exchange for those goods or services. The product offerings from which revenues are recognized do not differ in any significant way between geographical markets. Transaction revenue Transaction revenue includes merchant revenue and advertising revenue. Merchant revenue refers to fees paid by our merchants, generated when consumers transact on our network. It includes merchant fees, interchange revenue and fees for settling disputes. Merchant revenue is derived from the volume of transactions we process multiplied by the fees we charge, which vary among our geographies. Our pricing is a combination of value-based and fixed pricing, charged either ad valorem (proportional to the estimated value of goods and services purchased on our network) or fixed fees on each transaction, or a mix of both. Where consumers return merchandise or goods and merchants process a refund, merchant fees charged for the original transaction are not returned to the merchant. Our contracts with merchants consist of a master agreement including terms, conditions and pricing. We are not obligated to perform under the contract until a transaction occurs and thus each transaction represents a separate performance obligation to the merchant as our customer. Our service offering comprises a single performance obligation to merchants to facilitate transactions with consumers. The transaction price is recognized at the point in time when the merchant successfully confirms the transaction, which is when the terms of the contract are fulfilled. We KLARNA GROUP PLC 91 ANNUAL REPORT 2025 Docusign Envelope ID: EF828ECA-3A42-4E60-8AA6-31BB61DF6840

provide a reduction of merchant fees to certain merchants based on performance measures, including volume of processed transactions. The nature of our contracts may give rise to variable consideration, which may be constrained. We estimate the expected transaction volumes at the beginning of the period and include the estimated rebates in the transaction price as a reduction of merchant revenue. We also enter into contracts with certain merchants to expand our user base and market presence and for brand promotion through co-marketing activities, as detailed in section Promotional and marketing arrangements below. Advertising revenue is earned from merchants who place advertisements on our network, including sponsored search, affiliate programs and brand ads. We enter into contracts for advertising either directly with merchants or through other third parties. The transaction price is determined based on the advertising model, with fees that may be fixed or variable, typically based on the number of impressions delivered or actions taken by users, such as clicks or purchases. Revenue from impression-based ads is recognized in the period when an ad is displayed to users. For action- based ads, revenue is generally recognized at a point in time, when a specified action, such as a click or purchase, occurs. Our contracts for advertising services are separate from other merchant contracts and include a single performance obligation. For advertising revenue generated through other third parties, we recognize revenue on a gross basis if we are the principal and on a net basis if we are the agent. This assessment is based on whether we control the service before it is delivered to the customer. Consumer service revenue Consumer service revenue refers to revenue we earn from consumer fees, primarily consisting of certain administrative fees, including reminder fees and fees for issuing one-time cards. Consumers may be charged a fee, being a fixed amount that constitutes the transaction price and recognized at the point in time that the consumer is charged. This fee income is earned in relation to the Company’s ordinary activities. Consumer service revenue also includes subscription revenue. Subscription revenue represents monthly subscription fees related to a single performance obligation for a bundle of services and are recognized over the subscription period as those services are provided. Distribution partner referral arrangements We enter into contracts with third-party partners to distribute our payment solutions to our merchants. For these contracts, we evaluate who our customer is and if we are acting as the principal or agent in the specific arrangement. Generally, our customer is considered to be the merchant and we are considered to be the principal in these arrangements, while third-party partners are determined to be an agent in the transaction. We recognize incremental costs of obtaining a contract in accordance with IFRS 15 “Revenue from Contract with Customers” for the commission paid to these third-party partners. These expenses are classified within sales and marketing expenses in the consolidated statements of profit or loss. During 2025 and 2024, the Company recognized $109 million and $81 million, respectively, related to these commissions within sales and marketing expenses. Promotional and marketing arrangements We enter into contracts with certain merchants and other partners to expand our user base and market presence, and for brand promotion through co-marketing activities, in which Klarna provides KLARNA GROUP PLC 92 ANNUAL REPORT 2025 Docusign Envelope ID: EF828ECA-3A42-4E60-8AA6-31BB61DF6840

cash, share warrants, or both as consideration. We evaluate if the consideration payable is in exchange for a distinct good or service. Where the payment is for a distinct good or service, it is recognized as sales and marketing expenses. If a payment is not for a distinct good or service, it is recognized as a reduction of the transaction price. We recognize the expense of such services as incurred. When the consideration represents a payment against which economic benefits are expected to be realized over a future period, we recognize a commercial agreement asset. These assets are amortized over the period of the contract for when the services are expected to be provided, which is typically between 3-5 years. We also offer promotions to consumers, including cashback, with the purpose of acquiring new consumers, promoting the Klarna brand, the use of the Klarna app and payment options. These promotions typically represent a reduction on the total amount collected from consumers. Where we assess there is no explicit or implicit expectation for promotions to be provided, we recognize within sales and marketing expenses. Where we assess there is an expectation, the cost of the promotion is recognized as a reduction in the revenue earned from the transaction, with any excess of the cost of the promotion above the revenue recognized within sales and marketing expenses. Interest income Interest income includes interest earned when consumers choose to spread the cost of transactions over time through one of our interest-bearing financing products or to delay the cost of transactions with our payment flexibility features, such as “snooze.” We also recognize interest income related to incremental fees earned from certain merchants for providing interest-free promotional loans to their consumers. Interest income on financial assets measured at amortized cost, as well as “snooze” fees charged, is recognized in profit or loss using the effective interest method. Interest income also includes interest from debt securities. See Note 8. From time to time, we may enter into contracts with merchants under which we pay a fee for their role as intermediary in arranging a consumer financing facility. We recognize such fees as a reduction of interest income. During 2025 and 2024, the Group recognized $12 million and $10 million as a reduction of interest income, respectively. 24. Operating expenses Processing and servicing costs Processing and servicing costs primarily consist of the following and include cost of fulfilling a contract: authentication costs to verify user identities, scoring costs related to purchasing credit and fraud data from various bureaus, distribution costs related to direct communication with consumers, commissions paid to third parties for debt collection and payment fees to credit card companies and financial institutions. Processing and servicing costs are expensed as incurred. Provision for credit losses Impairment losses from consumer receivables are reported as Provision for credit losses. Provision for credit losses for the period consist of realized credit losses, provisions for credit losses for granted credit, less reversal of provisions for credit losses made previously. Realized KLARNA GROUP PLC 93 ANNUAL REPORT 2025 Docusign Envelope ID: EF828ECA-3A42-4E60-8AA6-31BB61DF6840

credit losses are losses whose amount is, for example, determined via bankruptcy, a composition arrangement, a statement by an enforcement authority or the sale of receivables. Funding costs Funding costs include interest that we pay on our consumer deposits, calculated using the effective interest method, and securitization costs, including fair value adjustments on Pay Later receivables held at fair value through profit and loss related to forward flow agreements, and premiums paid in connection with our synthetic securitization transactions. Technology and product development Technology and product development expenses primarily consist of personnel-related costs for technology functions as well as other expenses, including hosting, software licenses, external service providers, hardware costs and amortization of internally developed and acquired technology assets. Sales and marketing Sales and marketing expenses primarily consist of personnel costs, general marketing and promotional activities costs, referral commissions, costs related to sponsorships and partnerships, and costs related to consumer promotional programs. Customer service and operations Customer service and operations expenses primarily consist of personnel costs for customer support functions and outsourced assistance to help with purchases, account management, returns and merchant disputes. General and administrative General and administrative expenses consist of personnel costs for directors and executives, legal and human resources, and finance functions, lease expenses related to short-term leases, low- value assets, and variable lease expenses, professional services costs and merchant and other losses. 25. Income taxes Income taxes consist of current tax and deferred tax. Income taxes are reported directly in the consolidated statement of profit or loss except when the underlying transaction is reported directly against equity or other comprehensive income, in which case the accompanying tax also is reported in equity or other comprehensive income. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted at the reporting date in the countries where the Group operates and generates taxable income. Deferred tax is reported according to the balance sheet method for all taxable temporary differences between an asset’s or a liability’s tax base and its carrying amount in the balance sheet. Deferred tax assets are reported for deductible temporary differences to the extent it is probable that the taxable profit will be available against which the deductible temporary difference can be utilized. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date. KLARNA GROUP PLC 94 ANNUAL REPORT 2025 Docusign Envelope ID: EF828ECA-3A42-4E60-8AA6-31BB61DF6840

The Group assesses on an ongoing basis as well as at the end of the year the possibility of recognizing deferred tax assets related to tax losses carried-forward. Deferred tax assets attributable to tax losses carried forward are reported only if it is probable that they will be used towards taxable profits in the foreseeable future. Significant management judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the probability of taxable profits being available in the future and the quantum of taxable profits that are forecasted to arise. These judgments include management’s expectations of the growth of profit before tax in different jurisdictions, forecasted revenues and expenses and the timing of the reversal of taxable temporary differences. Uncertain tax positions are measured on an ongoing basis, and the method is determined by taking all known facts and circumstances into account. 26. Share-based payments Klarna offers equity-based programs to employees and certain third-party contributors, including merchants, partners and service providers. Employee Restricted Share Unit Program and Individual Contributor Share Warrants and Share Options The Group grants share-based awards in the form of restricted share units (“RSUs”), share warrants and options, to certain individual contributors, including employees, executive officers and directors. Restricted share units granted to employees generally vest on a graded vesting schedule over a four years period. The share warrants and options are subject to graded vesting over a term of typically four to five years. These arrangements are equity-settled and are accounted for as equity- settled share-based payments. For share-based awards granted to certain individual contributors, including employees as well as executive officers and directors, the services rendered are measured with reference to the grant- date fair value of the equity instruments using a Black-Scholes model. The cost of the share-based payments granted to employees is recognized over the vesting period, which represents the period the service conditions are fulfilled. The Group also grants ordinary shares through direct share issuances to employees, executive officers and directors. The shares are accounted for as equity-settled share-based payments. Typically there are no vesting conditions or restrictions placed on the awards and, accordingly, the related share-based compensation expense, based on the grant-date fair value of the awards, is recognized immediately. The share-based payment expenses related to awards granted to individual contributors, including employees, executive officers and directors are recognized under technology and product development, sales and marketing, customer service and operations or general and administrative expenses depending on the function of the related employee or individual contributor in the consolidated statements of profit or loss. The employment vesting condition is a non-market based condition and a forfeiture estimate is factored into the assumption of how many equity instruments are expected to vest. Any related social security charges relating to share-based payments are recognized as an expense during the corresponding period based on the fair value that serves as the basis for a payment of social security charges. The expense is recognized under the function of the related employee or individual contributor in the consolidated statements of profit or loss. In many KLARNA GROUP PLC 95 ANNUAL REPORT 2025 Docusign Envelope ID: EF828ECA-3A42-4E60-8AA6-31BB61DF6840

jurisdictions, tax authorities levy taxes on share-based compensation transactions with employees that give rise to a personal tax liability for the employee. In some cases, Klarna is required to withhold the tax due and to settle it with the tax authority on behalf of the employees. To fulfill this obligation, the terms of Klarna’s restricted share unit arrangements permit the Group to withhold the number of shares that are equal to the monetary value of the employee’s tax. Partner Share Warrants Klarna has granted share warrants to certain partners, including merchants and other service providers, in return for services. Share-based payments to partners are generally measured at the fair value of the goods or services received and measured at the time when such goods and services are received. If the fair value of goods and services cannot be reliably measured, the fair value of the equity instruments is used. We recognize commercial agreement assets where the consideration paid represents a future economic benefit, and these assets are amortized over the relevant performance period within the commercial agreement and recognized within sales and marketing expenses where the payment is in exchange for a distinct service or as a reduction to transaction prices if in exchange for no distinct service. Further information relating to share-based payment transactions is presented in Note 22. 27. Provisions The Group recognizes provisions for present obligations arising from past events when payment of the obligations is probable and can be reliably estimated. Refer to Note 15 for information regarding the Group’s provisions. Klarna operates in a regulatory and legal environment that involves an element of litigation risk inherent to its operations, and from time to time Klarna may be party to litigation, arbitration and regulatory investigations and proceedings arising during the ordinary course of business. When Klarna can reliably measure the outflow of economic benefits in relation to a specific case and considers such outflow to be probable, a provision is recorded. Given the subjectivity and uncertainty of determining the probability and amount, a number of factors are assessed, including legal advice, the stage of the matter and historical evidence from similar incidents. Judgment is required in concluding such assessments. 28. Employee Benefits Employee benefits include all forms of consideration provided by the Group in exchange for services rendered by employees, including post-employment pension plans. The Group’s pension plans are defined contribution plans, which means that contributions are made to an independent legal entity according to a fixed pension plan. These contributions are recognized as personnel costs in the period they apply to. After the contributions are made, the Group has no legal or other obligations. Employee benefits expenses are composed of: 2025 2024 Salaries and other remuneration ................................................................................. $ (417) $ (393) Statutory and contractual social security expenses .............................................. (102) (113) of which: pension expenses ......................................................................................... (25) (25) Total employee benefits .................................................................................................. $ (520) $ (506) KLARNA GROUP PLC 96 ANNUAL REPORT 2025 Docusign Envelope ID: EF828ECA-3A42-4E60-8AA6-31BB61DF6840

29. Investments in subsidiaries Investments in subsidiaries are recognised initially at cost. Subsequently, they are measured at cost less any accumulated impairment losses. At each reporting date, the Company assesses whether there is any indication that an investment in a subsidiary may be impaired. Where the recoverable amount is lower than the carrying amount, an impairment loss is recognised immediately in the Statement of Profit or Loss. Note 3 Risk management and management of capital Klarna’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern and to comply with regulatory capital requirements. Regulatory requirements Within the Group, Klarna Holding AB and its subsidiary, Klarna Bank AB, are subject to the regulatory capital requirements imposed by the SFSA. The regulatory capital framework requires Klarna to maintain a minimum level of capital to cover its operational, credit and market risks. Klarna's regulatory capital is composed of Tier 1 and Tier 2 capital, which include common equity, retained earnings, and subordinated debt. Capital adequacy Klarna monitors its capital and liquidity adequacy ratios through the Internal Capital and Liquidity Adequacy Assessment Process (“ICLAAP”) in accordance with the regulatory definition of these measures. As of December 31, 2025, Klarna was in compliance with these requirements. Capital structure Klarna’s capital structure is regularly reviewed by the board of directors. The review involves assessing the cost of capital and ensuring compliance with regulatory capital requirements. The key components of Klarna’s capital structure include: Equity: Common shares, additional paid-in capital, and retained earnings. Debt: Debt obligations, including subordinated debt. Risk descriptions The Group categorizes the key risks it is exposed to in the sections below. These risk categories form the basis of how Klarna identifies, assesses, manages and monitors risk.  Credit risk  Credit risk is the risk of financial loss due to a counterparty failing to meet its contractual obligations or concentrations in exposure. Cash and cash equivalents, consumer receivables, other receivables, and debt securities are potentially subject to concentrations of credit risk. To manage the Group’s credit risk, cash and securities held are placed with financial institutions that management believes are of high credit quality, and the quality of the Group’s lending is closely KLARNA GROUP PLC 97 ANNUAL REPORT 2025 Docusign Envelope ID: EF828ECA-3A42-4E60-8AA6-31BB61DF6840

Docusign Envelope ID: EF828ECA-3A42-4E60-8AA6-31BB61DF6840

monitored through our underwriting process. Klarna makes real-time underwriting decisions for each transaction, leveraging its records, including the customer's history with Klarna and purchase behavior from active Klarna consumers, merchant data, credit bureau reports and open banking data to understand the financial position of the consumer at that point in time. For further details on credit risk, refer to Note 2.

Market Risk

Market risk is the risk of movements in market prices impacting Klarna's earnings or capital position.

Risk Measurement and Exposure

Currency exposure

The currency exposure is a result of transactions denominated in a currency other than the functional currency. The table below shows the net average currency exposure and the effects of a 10% change in foreign exchange rates on the exposure of the group as of the end of the period.

December 31, 2025	EUR	USD	GBP	Other	Total Exposure
Net average currency exposure	11	22	13	12	58
Effect of 10% change	(1)	(2)	(1)	(1)	(6)

December 31, 2024	EUR	USD	GBP	Other	Total Exposure
Net average currency exposure	18	14	10	22	63
Effect of 10% change	(2)	(1)	(1)	(2)	(6)

Interest rate exposure

As a bank, Klarna is required to monitor exposures toward interest rate risks using the Economic Value of Equity (EVE) approach according to the relevant EU regulations, EBA guidelines and SFSA methodologies. The EVE approach measures interest rate driven changes to the net present value of future cash flows generated by balance sheet items. The change to EVE is measured using various interest rate scenarios, including parallel shifts.

The table below shows the change in the EVE after applying a parallel shift to the yield curve.

December 31, 2025	SEK	EUR	USD	GBP	Other	Total Exposure
-200 bps parallel shift in interest rates	10	(28)	10	6	1	(1)
200 bps parallel shift in interest rates	(10)	26	(9)	(6)	(1)	1

KLARNA GROUP PLC 98 ANNUAL REPORT 2025

Docusign Envelope ID: EF828ECA-3A42-4E60-8AA6-31BB61DF6840

December 31, 2024	SEK	EUR	USD	GBP	Other	Total Exposure
-200 bps parallel shift in interest rates	4	(34)	3	6	1	(20)
200 bps parallel shift in interest rates	(4)	32	(2)	(6)	(1)	19

Liquidity Risk

The risk of the Group being unable to meet its financial obligations, as they fall due, or unable to fund its operational needs without incurring unacceptable costs.

Risk Measurement and Exposure

The Group complies with all liquidity regulatory requirements, including Liquidity Coverage Ratio ("LCR") and Net Stable Funding Ratio ("NSFR"), and monitoring and management of Klarna's liquidity survival horizon.

Funding Obligations

The tables below show the undiscounted funding obligations including interest by contractual maturity:

December 31, 2025	<12 months	1-5 years	>5 years	Total
Consumer deposits	$ 11,043	$ 2,294	$ –	$ 13,337
Notes payable and other borrowings	450	876	240	$ 1,565
Lease liabilities	26	54	5	85
Total	**$ 11,518**	**$ 3,224**	**$ 245**	**$ 14,987**

December 31, 2024	<12 months	1-5 years	>5 years	Total
Consumer deposits	$ 7,681	$ 2,109	$ –	$ 9,790
Notes payable and other borrowings	234	219	245	698
Lease liabilities	23	61	9	93
Total	**$ 7,938**	**$ 2,389**	**$ 254**	**$ 10,581**

The Group's commitments for loan funding are disclosed in Note 19.

Note 4 Operating segments

Klarna determines operating segments based on how the Chief Operating Decision Maker ("CODM") manages the business, makes operating decisions around the allocation of resources and evaluates Klarna's operating performance.

Klarna's CODM role is fulfilled by the executive officers as a group, who collaboratively assess financial performance and make resource allocation decisions on a consolidated basis. Klarna operates as one operating segment and has one reportable segment.

KLARNA GROUP PLC 99 ANNUAL REPORT 2025

Docusign Envelope ID: EF828ECA-3A42-4E60-8AA6-31BB61DF6840

Geographic Information

Transaction revenue, consumer service revenue and interest income are presented by major geographic regions based upon the billing address of the consumer. Interest income derived from the cash and liquidity management of the Group is based on the geographic location of the financial institution for which financial instruments have been purchased.

		2025		2024
Geographical breakdown				
United States	$	1,243	$	850
Germany		848		755
United Kingdom		442		348
Other countries		976		858
Revenue	**$**	**3,509**	**$**	**2,811**

No individual country within other countries contributed more than 10% of revenues in 2025.

The following table presents Klarna's revenue disaggregated by category:

		2025		2024
Transaction revenue	$	2,103	$	1,792
Consumer service revenue		397		344
Gain on sale of consumer receivables		73		0
Interest income		937		675
Revenue	**$**	**3,509**	**$**	**2,811**

Transaction revenue

Transaction revenue consists of merchant revenue and advertising revenue. Merchant revenue primarily refers to fees paid by our merchants, generated when consumers transact on our network and also includes interchange revenue and fees for settling disputes.

Advertising revenue is earned from merchants who place advertisements on our network, including sponsored search, affiliate programs and brand ads. During 2025 and 2024, advertising revenue amounted to $190 million and $180 million.

Gain on sale of consumer receivables

During the year ended December 31, 2025, the Company entered into sales agreements of Fair Financing receivables comprising both an initial sale of existing portfolio and additional forward flow agreements. The total Fair Financing receivables sold during the year was $1.6 billion. These sales of receivables resulted in a gain on sale $73 million, of which $25 million was reclassified from other comprehensive income during 2025. There was no comparable revenue for the year ended December 31, 2024.

Consumer service revenue

Consumer service revenue refers to revenue we earn from consumer fees, primarily consisting of certain administrative fees, including reminder fees of $261 million and $254 million in 2025 and 2024, respectively, and other administrative fees, such as fees for issuing one-time cards.

KLARNA GROUP PLC 100 ANNUAL REPORT 2025

Docusign Envelope ID: EF828ECA-3A42-4E60-8AA6-31BB61DF6840

Consumer service revenue also includes subscription revenue of $29 million and $6 million in 2025 and 2024, respectively.

Interest income

The following table presents Klarna's interest income by category:

Interest income	**2025**	**2024**
Fair Financing	$ 617	$ 383
"Snooze" fees	161	128
Debt securities	134	144
Incremental merchant fees	25	20
Interest income	$ 937	$ 675

Interest income includes interest earned when consumers choose to spread the cost of transactions over time through one of our interest-bearing financing products or to delay the cost of transactions with our payment flexibility features, such as "snooze." We also recognize interest income related to incremental fees earned from certain merchants for providing interest-free promotional loans to their consumers. Interest income also includes interest from debt securities. See Note 8.

Fair Financing includes interest income of $20 million attributable to consumer receivables originated and measured at fair value through OCI during 2025.

Significant customers

For the year ended December 31, 2025 and 2024, there were no single customers that on an individual level accounted for more than 10% of total revenue.

Klarna's non-current assets, composed of property and equipment, goodwill, intangible assets and other assets that are expected to be recovered more than twelve months after the reporting period:

	December 31, 2025	**December 31, 2024**
Non-current assets		
Sweden	$ 1,284	$ 412
Germany	180	194
United States	100	101
United Kingdom	199	167
Other countries	232	326
Total non-current assets	**$ 1,995**	**$ 1,200**

No individual country within other countries made up more than 10% of non-current assets.

KLARNA GROUP PLC 101 ANNUAL REPORT 2025

Docusign Envelope ID: EF828ECA-3A42-4E60-8AA6-31BB61DF6840

Note 5 Cash and cash equivalents

The Group's cash and cash equivalents consisted of:

	December 31, 2025	December 31, 2024
Cash held at central banks	$ 2,578	$ 2,466
Treasury bills held at central banks	543	272
Other bank deposits	682	505
Total cash and cash equivalents	**$ 3,803**	**$ 3,243**

Cash held at central banks consist of deposits in accounts with central banks under government authority primarily where the (i) the central bank is domiciled and (ii) the balance is readily available.

Note 6 Consumer receivables

Consumer receivables represent amounts due from consumers related to Klarna's flexible payment options, including Pay Later and Fair Financing solutions. Consumer receivables, except those which are managed within a business model whose objective is to originate and sell or within a hold-to-collect-and-sell business model (see Note 20), are measured at amortized cost, including outstanding principal balances, unamortized deferred origination costs, accrued interest and net of allowances for expected credit losses. The below table summarizes consumer receivables for the years ended December 31, 2025 and 2024:

	December 31, 2025		
	Gross Carrying Amount	Allowance for ECL	Net Carrying Amount
Fair Financing receivables	$ 4,604	$ (272)	$ 4,332
Pay Later receivables	6,347	(220)	6,127
Total	**$ 10,951**	**$ (492)**	**$ 10,459**

	December 31, 2024		
	Gross Carrying Amount	Allowance for ECL	Net Carrying Amount
Fair Financing receivables	$ 3,085	$ (131)	$ 2,954
Pay Later receivables	5,388	(201)	5,187
Total	**$ 8,473**	**$ (332)**	**$ 8,141**

As detailed in Note 2, to measure the ECL of consumer receivables, Klarna assigns outstanding loans to one of three stages based on repayment performance. See Note 2 for more information. The below tables reconcile the Group's classification of Fair Financing and Pay Later consumer receivables by stage for the opening and closing balances:

KLARNA GROUP PLC 102 ANNUAL REPORT 2025

Docusign Envelope ID: EF828ECA-3A42-4E60-8AA6-31BB61DF6840

Fair Financing receivables	Stage 1	Stage 2	Stage 3	Total
Gross carrying amount as of January 1, 2025	**$ 2,893**	**$ 140**	**$ 53**	**$ 3,085**
New assets originated or purchased	11,046	98	17	11,161
Assets repaid[1]	(9,128)	(385)	(69)	(9,581)
Transfers to stage 1	473	(466)	(7)	—
Transfers to stage 2	(1,151)	1,166	(15)	—
Transfers to stage 3	(45)	(320)	364	—
Amounts written off	(26)	(21)	(203)	(249)
Proceeds received from the sale of uncollectible consumer receivables	(2)	(11)	(23)	(36)
Other adjustments[2]	206	15	4	225
Gross carrying amount as of December 31, 2025	**$ 4,267**	**$ 216**	**$ 121**	**$ 4,604**

[1] Assets repaid includes the sale of an existing portfolio of Fair Financing receivables within the period

[2] Other adjustments are primarily driven by fluctuations in the USD foreign exchange rate.

Pay Later receivables	Stage 1	Stage 2	Stage 3	Total
Gross carrying amount as of January 1, 2025	**$ 5,059**	**$ 227**	**$ 102**	**$ 5,388**
New assets originated or purchased	55,477	69	13	55,559
Assets repaid	(53,591)	(1,049)	(183)	(54,823)
Transfers to stage 1	169	(164)	(5)	—
Transfers to stage 2	(1,795)	1,797	(1)	—
Transfers to stage 3	(25)	(623)	648	—
Amounts written off	(31)	(21)	(324)	(376)
Proceeds received from the sale of uncollectible consumer receivables	—	—	(109)	(109)
Other adjustments[1]	673	27	8	708
Gross carrying amount as of December 31, 2025	**$ 5,936**	**$ 263**	**$ 149**	**$ 6,347**

[1] Other adjustments are primarily driven by fluctuations in the USD foreign exchange rate.

	Stage 1	Stage 2	Stage 3	Total
Gross carrying amount as of January 1, 2024	**$ 7,753**	**$ 497**	**$ 144**	**$ 8,394**
New assets originated or purchased	55,836	163	18	56,017
Assets repaid	(52,841)	(1,730)	(242)	(54,813)
Transfers to stage 1	816	(799)	(17)	—
Transfers to stage 2	(3,067)	3,080	(13)	—
Transfers to stage 3	(19)	(784)	803	—
Amounts written off	(27)	(38)	(402)	(467)
Proceeds received from the sale of consumer receivables	—	(20)	(135)	(155)
Other adjustments	(499)	(3)	(1)	(503)
Gross carrying amount as of December 31, 2024	**$ 7,952**	**$ 366**	**$ 155**	**$ 8,473**

KLARNA GROUP PLC 103 ANNUAL REPORT 2025

Docusign Envelope ID: EF828ECA-3A42-4E60-8AA6-31BB61DF6840

The activity in the Group's allowance for credit losses recognized for Fair Financing and Pay Later consumer receivables, based on the above stage classifications, is detailed in the below table:

Fair Financing receivables		**Stage 1**		**Stage 2**		**Stage 3**		**Total**
Allowance as of January 1, 2025	**$**	**(69)**	**$**	**(26)**	**$**	**(36)**	**$**	**(131)**
New assets originated or purchased		(318)		(20)		(11)		(349)
Assets repaid		227		66		52		345
Transfers to stage 1		(50)		46		4		–
Transfers to stage 2		109		(117)		8		–
Transfers to stage 3		1		182		(183)		–
Other movements in ECL allowance		(29)		(193)		(69)		(291)
Amounts written off		3		9		142		154
Other adjustments[1]		(1)		1		–		–
Allowance as of December 31, 2025	**$**	**(127)**	**$**	**(52)**	**$**	**(93)**	**$**	**(272)**

[1] Other adjustments are primarily driven by fluctuations in the USD foreign exchange rate.

Pay Later receivables		**Stage 1**		**Stage 2**		**Stage 3**		**Total**
Allowance as of January 1, 2025	**$**	**(77)**	**$**	**(57)**	**$**	**(67)**	**$**	**(201)**
New assets originated or purchased		(383)		(19)		(7)		(409)
Assets repaid		455		126		116		697
Transfers to stage 1		(7)		3		4		–
Transfers to stage 2		168		(169)		1		–
Transfers to stage 3		1		345		(346)		–
Other movements in ECL allowance		(227)		(294)		(99)		(620)
Amounts written off		5		15		313		333
Other adjustments[1]		(8)		(6)		(6)		(20)
Allowance as of December 31, 2025	**$**	**(73)**	**$**	**(56)**	**$**	**(91)**	**$**	**(220)**

[1] Other adjustments are primarily driven by fluctuations in the USD foreign exchange rate.

		Stage 1		**Stage 2**		**Stage 3**		**Total**
Allowance as of January 1, 2024	**$**	**(139)**	**$**	**(87)**	**$**	**(85)**	**$**	**(311)**
New assets originated or purchased		(551)		(26)		(15)		(592)
Assets repaid		612		172		162		946
Transfers to stage 1		(54)		44		10		–
Transfers to stage 2		178		(185)		7		–
Transfers to stage 3		2		402		(404)		–
Impact on ECL from change in credit risk		(215)		(419)		(143)		(777)
Amounts written off		4		20		365		389
Other adjustments		19		(5)		(1)		13
Allowance as of December 31, 2024	**$**	**(144)**	**$**	**(84)**	**$**	**(104)**	**$**	**(332)**

Consumer receivables increased primarily as a result of growth in Klarna's key markets. Loans with contractual amounts of $173 million and $241 million that were written off during 2025 and 2024

KLARNA GROUP PLC 104 ANNUAL REPORT 2025

Docusign Envelope ID: EF828ECA-3A42-4E60-8AA6-31BB61DF6840

are still subject to enforcement activity. Other adjustments within consumer receivables during 2025 primarily relate to the impact of movements in foreign exchange rates on consumer receivables during the year.

Note 7 Settlement and trade receivables

Settlement and trade receivables primarily include receivables from payment solution providers ("PSP receivables"), which arise from timing differences in the settlement process between the cash settlement of a transaction and the derecognition of the associated receivable. Settlement and trade receivables are initially measured at fair value and subsequently measured at amortized cost less an allowance for ECL. Settlement and trade receivables are composed of:

	December 31, 2025		
	Gross Carrying Amount	Allowance for ECL	Net Carrying Amount
Payment service providers receivables	454	(1)	453
Merchant receivables	92	(25)	67
Debt collection receivables	20	—	20
Other receivables	40	—	40
Total	**606**	**(26)**	**580**

	December 31, 2024		
	Gross Carrying Amount	Allowance for ECL	Net Carrying Amount
Payment service providers receivables	$ 368	$ —	$ 368
Merchant receivables	128	(17)	111
Debt collection receivables	8	—	8
Other receivables	6	—	6
Total	**$ 510**	**$ (17)**	**$ 493**

The Group applies the simplified approach to calculating the allowance for expected credit losses. The Group's provisions for expected credit losses related to merchant receivables are included within general and administrative expense in the consolidated statements of profit or loss. The balances throughout fiscal years 2025 and 2024 for the allowance for expected credit losses related to PSP receivables, debt collection receivables and other receivables were immaterial due to the short-term nature of the receivables and low credit risk associated with transacting with large PSPs, debt collection agencies and other counterparties.

KLARNA GROUP PLC 105 ANNUAL REPORT 2025

Note 8 Debt securities Debt securities are composed of: December 31, 2025 December 31, 2024 Treasury bills chargeable at central banks ............................................................... $ 1,365 $ 401 Mandatory deposits at central banks ......................................................................... 93 42 Bonds and other interest bearing securities ............................................................ 60 11 Total ................................................................................................................................... $ 1,518 $ 454 The Group monitors the credit ratings for the securities held throughout the investment holding period. The allowance for expected credit losses is immaterial due to the credit quality of the issuers and low risk of default. Mandatory deposits at central banks are held with local central banks for the purpose of satisfying regulatory requirements. These deposits are not available for immediate use to support the Company’s day-to-day operations. KLARNA GROUP PLC 106 ANNUAL REPORT 2025 Docusign Envelope ID: EF828ECA-3A42-4E60-8AA6-31BB61DF6840

Note 9 Leases Klarna’s leases are primarily composed of office facilities and IT office equipment with various expiration dates through December 2031. We have the option to renew or extend our leases, and certain agreements also provide the option to terminate with prior written notice. As of December 31, 2025 and December 31, 2024, we have not included these provisions in determining the lease term, as it is not reasonably certain that these options will be exercised. During 2025 and 2024, Klarna recognized impairment loss of $16 million and $6 million , respectively, related to the early termination of certain lease agreements for office space. Refer to Note 12 for additional information regarding right-of-use assets. The following table presents lease expenses and expenses for short-term and low-value leases recognized in 2025 and 2024: 2025 2024 Depreciation of right-of-use assets ...................................................................................... (15) (16) Impairments of right-of-use assets ....................................................................................... (16) (6) Interest expense for lease liabilities ..................................................................................... (2) (3) Total right-of-use lease cost ..................................................................................................... (33) (25) Expenses relating to short-term leases ............................................................................... (9) (10) Total short-term and low-value leases .................................................................................... (9) (10) Note 10 Divestitures There were no divestitures in 2025. On October 1, 2024, the Group completed the divestment of Klarna Checkout (“KCO”), its online checkout solution, to a consortium of investors. This transaction allows Klarna to focus on its flexible payment methods and partner more closely with payment service providers. KCO was a shopping solution providing consumers and merchants with a personalized shopping experience. KCO provided several different payment options as well as Klarna’s proprietary products and other offerings from, or supported by, third-party payment option providers. KCO had approximately 24 thousand merchants. The Group received cash proceeds of $195 million and recognized a net gain of $171 million within other income in our statements of profit and loss as a result of the sale in 2024. In addition, further cash proceeds up to a maximum of $28 million may be receivable contingent upon the disposed operation achieving certain performance criteria in 2026 and 2027. At the time of the sale and through December 31, 2025, Klarna had not recognized any contingent consideration. KLARNA GROUP PLC 107 ANNUAL REPORT 2025 Docusign Envelope ID: EF828ECA-3A42-4E60-8AA6-31BB61DF6840

October 1, 2024 Consideration received or receivable: ................................................................................................................ Cash ......................................................................................................................................................................... $ 195 Fair value of contingent consideration ............................................................................................................. — Less: transaction costs ........................................................................................................................................ (4) Total disposal consideration ................................................................................................................................ 191 Carrying amount of net assets sold ................................................................................................................... (20) Gain on sale before income tax and reclassification of foreign currency translation reserve .................... 171 Gain on sale after income tax ............................................................................................................................... $ 171 The carrying amounts of net assets sold primarily consisted of goodwill of $20 million allocated to KCO using a relative value approach, settlement and trade receivables of $4 million, other assets of $1 million, cash and cash equivalents of $8 million, accounts payable and accrued expenses related to payment fees, payroll, social charges among others of $2 million, payables to merchants of $56 million and other liabilities of $4 million. In connection with the disposal, the former eliminated intercompany receivables became external, impacting the consolidated financial net assets by $49 million. Klarna determined that the operation of KCO did not meet the criteria to be classified as discontinued operations under IFRS as it was not a major business line or a geographic area of operations and KCO’s operations or cash flows have historically not been clearly distinguishable. KLARNA GROUP PLC 108 ANNUAL REPORT 2025 Docusign Envelope ID: EF828ECA-3A42-4E60-8AA6-31BB61DF6840

Docusign Envelope ID: EF828ECA-3A42-4E60-8AA6-31BB61DF6840

Note 11 Goodwill and Intangible assets

Klarna's intangible assets include capitalized development expenses and assets acquired as a result of its business combinations. As of December 31, 2025 and 2024, goodwill and intangible assets consisted of the following:

	Goodwill	Trademarks, Tradenames & Licenses	Capitalized development expenses	Other intangible assets	Total
Cost as of January 1, 2025	**$ 626**	**$ 117**	**$ 451**	**$ 287**	**$ 1,481**
Additions	–	–	27	–	27
Sales/disposals	–	–	–	–	–
Currency translation difference	72	22	88	42	224
Cost as of December 31, 2025	**$ 698**	**$ 139**	**$ 566**	**$ 329**	**$ 1,732**
Amortization as of January 1, 2025	**$ –**	**$ (32)**	**$ (266)**	**$ (112)**	**$ (410)**
Amortization for the year	–	(5)	(69)	(14)	(88)
Sales/disposals	–	–	–	–	–
Currency translation difference	–	(6)	(54)	(12)	(72)
Amortization as of December 31, 2025	**$ –**	**$ (43)**	**$ (389)**	**$ (138)**	**$ (570)**
Impairment as of January 1, 2025	**$ (13)**	**$ (8)**	**$ (47)**	**$ (14)**	**$ (82)**
Impairment for the year	–	–	(2)	–	(2)
Sales/disposals	–	–	–	–	–
Currency translation difference	–	(1)	(9)	–	(10)
Impairment as of December 31, 2025	**$ (13)**	**$ (9)**	**$ (58)**	**$ (14)**	**$ (94)**
Carrying amount as of December 31, 2025	**$ 685**	**$ 87**	**$ 119**	**$ 177**	**$ 1,068**

KLARNA GROUP PLC 109 ANNUAL REPORT 2025

Docusign Envelope ID: EF828ECA-3A42-4E60-8AA6-31BB61DF6840

		Goodwill		Trademarks, Tradenames & Licenses		Capitalized development expenses		Other intangible assets		Total
Cost as of January 1, 2024	**$**	**680**	**$**	**127**	**$**	**468**	**$**	**313**	**$**	**1,588**
Additions		—		—		44		—		44
Sales/disposals		(20)		—		(21)		(5)		(46)
Currency translation difference		(34)		(10)		(40)		(21)		(105)
Cost as of December 31, 2024	**$**	**626**	**$**	**117**	**$**	**451**	**$**	**287**	**$**	**1,481**
Amortization as of January 1, 2024	**$**	**—**	**$**	**(21)**	**$**	**(226)**	**$**	**(94)**	**$**	**(341)**
Amortization for the year		—		(13)		(71)		(26)		(110)
Sales/disposals		—		—		10		3		13
Currency translation difference		—		2		21		5		28
Amortization as of December 31, 2024	**$**	**—**	**$**	**(32)**	**$**	**(266)**	**$**	**(112)**	**$**	**(410)**
Impairment as of January 1, 2024	**$**	**(13)**	**$**	**(8)**	**$**	**(25)**	**$**	**(1)**	**$**	**(47)**
Impairment for the year		—		—		(36)		(13)		(49)
Sales/disposals		—		—		11		—		11
Currency translation difference		—		—		3		—		3
Impairment as of December 31, 2024	**$**	**(13)**	**$**	**(8)**	**$**	**(47)**	**$**	**(14)**	**$**	**(82)**
Carrying amount as of December 31, 2024	**$**	**613**	**$**	**77**	**$**	**138**	**$**	**161**	**$**	**989**

As of December 31, 2025, the Group's goodwill primarily related to goodwill originated from acquisitions in 2021 and 2022, including PriceRunner Group AB, Stocard GmbH and Sofort GmbH.

Impairment testing of Goodwill and Intangible assets

The Group conducted its annual goodwill impairment test as of October 1, 2025. No impairment losses were identified, as the recoverable amount, measured as value in use, exceeded the carrying amount.

The impairment test is performed at the operating segment level, which is the lowest level at which goodwill is monitored and assessed for internal management purposes, by comparing the carrying amount of the net assets, including goodwill, with the recoverable amount.

In 2025 and 2024, the Group assessed impairment by calculating value in use, based on estimated future financials from the operating segment. The Group uses a two-year forecast based on its business plan which is extrapolated out to a five-year timeframe. Cash flows beyond the five-year period are determined using an estimated terminal growth rate of 3.5% . Key assumptions and inputs include discount rate, growth rate and profitability. The discount rate used in 2025 and 2024 was 11.2% and 12.5%, respectively.

On October 1, 2024, the Group completed the divestment of KCO to a consortium of investors, to which goodwill of $20 million was allocated using a relative value approach. See Note 10.

KLARNA GROUP PLC 110 ANNUAL REPORT 2025

Docusign Envelope ID: EF828ECA-3A42-4E60-8AA6-31BB61DF6840

Note 12 Property and equipment

The Group's property and equipment primarily includes equipment, tools, furniture and fittings, computer equipment and leasehold improvements related to its office spaces. The Group includes its right-of-use assets within property and equipment. Refer to Note 9 for additional information regarding the Group's leases.

Property and equipment is stated at cost less accumulated depreciation and impairment. Depreciation is calculated using the straight-line method by applying various useful lives to each class of property and equipment. At December 31, 2025 and 2024, property and equipment consisted of the following:

	Leasehold improvements	Equipment	Right-of-use assets	Total
Cost value as of January 1, 2025	**12**	**53**	**178**	**243**
Additions	–	3	–	3
Sales/disposals	–	(2)	(7)	(9)
Remeasurement	–	–	(3)	(3)
Currency translation difference	2	9	31	42
Cost value as of December 31, 2025	**14**	**63**	**199**	**276**
Depreciation as of January 1, 2025	**(9)**	**(39)**	**(77)**	**(125)**
Depreciation for the year	–	(3)	(15)	(18)
Sales/disposals	–	1	7	8
Currency translation difference	(1)	(7)	(16)	(24)
Depreciation as of December 31, 2025	**(10)**	**(48)**	**(101)**	**(159)**
Impairment as of January 1, 2025	**(1)**	**(3)**	**(29)**	**(33)**
Impairment for the year	(3)	(2)	(16)	(21)
Sales/disposals	–	–	–	–
Currency translation difference	–	(1)	(2)	(3)
Impairment as of December 31, 2025	**(4)**	**(6)**	**(47)**	**(57)**
Carrying amount as of December 31, 2025	**–**	**9**	**51**	**60**

KLARNA GROUP PLC 111 ANNUAL REPORT 2025

Docusign Envelope ID: EF828ECA-3A42-4E60-8AA6-31BB61DF6840

	Leasehold improvements	Equipment	Right-of-use assets	Total
Cost value as of January 1, 2024	**$ 14**	**$ 60**	**$ 226**	**$ 300**
Additions	—	1	—	1
Sales/disposals	(1)	(4)	(31)	(36)
Remeasurement	—	—	(1)	(1)
Currency translation difference	(1)	(4)	(16)	(21)
Cost value as of December 31, 2024	**$ 12**	**$ 53**	**$ 178**	**$ 243**
Depreciation as of January 1, 2024	**$ (10)**	**$ (38)**	**$ (95)**	**$ (143)**
Depreciation for the year	(1)	(7)	(16)	(24)
Sales/disposals	1	3	27	31
Currency translation difference	1	3	7	11
Depreciation as of December 31, 2024	**$ (9)**	**$ (39)**	**$ (77)**	**$ (125)**
Impairment as of January 1, 2024	**$ (2)**	**$ (3)**	**$ (30)**	**$ (35)**
Impairment for the year	—	—	(6)	(6)
Sales/disposals	—	—	3	3
Currency translation difference	1	—	4	5
Impairment as of December 31, 2024	**$ (1)**	**$ (3)**	**$ (29)**	**$ (33)**
Carrying amount as of December 31, 2024	**$ 2**	**$ 11**	**$ 72**	**$ 85**

KLARNA GROUP PLC 112 ANNUAL REPORT 2025

Docusign Envelope ID: EF828ECA-3A42-4E60-8AA6-31BB61DF6840

Note 13 Other assets

Other assets consisted of the following:

	December 31, 2025	December 31, 2024
Current tax assets	$ 18	$ 21
VAT receivables	41	37
Commercial agreement assets	155	65
Derivatives	21	10
Accrued income	70	78
Prepaid expenses	49	28
Equity investments	15	24
Collateral for derivatives	14	69
Securitization partner receivable	54	—
Other receivables	50	32
Total	**$ 487**	**$ 364**

During 2025, we granted warrants to certain partners in relation to the commercial agreements, of which we recognized $85 million under commercial assets related to the fair market value of the service to be amortized over the period of the agreement over which the related services are expected to be received. As of December 31, 2025, $75 million of this balance was outstanding under commercial agreement assets. Refer to Note 22 for details.

Note 14 Notes payable and other borrowings

As of December 31, 2025 and 2024, notes payable and other borrowings consisted of the following:

	December 31, 2025	December 31, 2024
Liabilities to financial institutions	$ 163	$ 132
Commercial papers	84	13
Derivatives	13	61
Senior unsecured bonds	326	136
Subordinated liabilities	184	171
Warehouse financing facility	589	—
Total	**$ 1,359**	**$ 513**

[1] The warehouse financing facility refers to issued credit-linked notes ("CLNs"), see Note 16.

Liabilities to financial institutions

Liabilities to financial institutions represent borrowings and financing arrangements with external financial institutions. These liabilities primarily include a bilateral loan, prefunding agreements and liabilities that arise from collateral or margin placed on derivative transactions.

KLARNA GROUP PLC 113 ANNUAL REPORT 2025

Senior unsecured bonds Klarna has established a Swedish Medium Term Note Program (the “SMTN”) and Euro Medium Term Note Program (the “EMTN”). Under both programmes Klarna Bank AB and Klarna Holding AB issue notes that qualify as Senior Unsecured Bonds and Subordinated liabilities. Under the terms of the SMTN, Klarna may issue up to an amount that is not to exceed SEK10 billion which approximates $1.1 billion as of December 31, 2025. Under the terms of the EMTN, Klarna may issue notes up to an amount that is not to exceed EUR3 billion which approximates $3.1 billion as of December 31, 2025. The medium term notes are initially recorded at fair value based upon proceeds received, net of issuance costs and subsequently accounted for at amortized cost with interest expense recognized within funding costs in the consolidated statements of profit or loss. On March 21, 2024, the Group issued SEK500 million (equated to $49.5 million at the date of issuance) of senior unsecured bonds due in 2026 under the SMTN. The notes have a floating coupon rate corresponding to three-month STIBOR plus 2.5% per annum. On June 24, 2024, the Group issued SEK750 million (equated to $74.2 million at the date of issuance) of senior unsecured bonds due in 2026 under the SMTN. The notes have a floating coupon rate corresponding to three-month STIBOR plus 1.8% per annum. On June 24, 2024, the Group issued SEK250 million (equated to $24.7 million at the date of issuance) of senior unsecured bonds due in 2027 under the SMTN. The notes have a floating coupon rate corresponding to three-month STIBOR plus 2.1% per annum. On June 18, 2025, the Group issued SEK600 million (equated to $65 million at the date of issuance) of senior unsecured bonds due in 2027 under the SMTN. The notes have a floating coupon rate corresponding to three-month STIBOR plus 1.6% per annum. On June 18, 2025, the Group issued SEK900 million (equated to $98 million at the date of issuance) of senior unsecured bonds due in 2028 under the EMTN. The notes have a floating coupon rate corresponding to three-month STIBOR plus 1.8% per annum. During 2025 and 2024, a total of nil and $34 million, respectively, of notes issued under the SMTN matured. In 2025, no notes were repurchased and in 2024, an aggregate of $8 million of notes issued under the SMTN were repurchased. The notes are senior unsecured obligations of Klarna and rank equally in right of payment to all of Klarna’s existing and future senior debt and senior in right of payment to all of Klarna’s existing and future subordinated debt. In 2025 and 2024, the Group recognized $10 million and $5 million, respectively, of interest expense related to senior unsecured bonds, which are included within funding costs in the consolidated statements of profit or loss. Subordinated liabilities Subordinated liabilities consist of Tier 2 securities (“Tier 2 Notes” or “Subordinated liabilities”) which are floating rate subordinated securities with a fixed redemption date. The securities rank senior in right of payment to any liabilities or capital instruments of the issuer which constitute CET1 capital or Additional Tier 1 capital, as defined in Note 21, and junior in right of payment to all of KLARNA GROUP PLC 114 ANNUAL REPORT 2025 Docusign Envelope ID: EF828ECA-3A42-4E60-8AA6-31BB61DF6840

Docusign Envelope ID: EF828ECA-3A42-4E60-8AA6-31BB61DF6840

depositors, any unsubordinated creditors or any subordinated creditors of the issuer whose rights are expressed to rank in priority to the noteholders by statute or regulation. The securities rank pari passu with any liabilities or capital instruments of the issuer which constitute Tier 2 capital and any other liabilities or capital instruments that rank, or are expressed to rank, equally with the securities. As of December 31, 2025, all outstanding Tier 2 securities were issued by Klarna Holding AB.

The Tier 2 Notes bear a variable rate of interest consisting of a reference rate plus a margin ranging from 7.0% to 7.5% until the redemption date. Interest on the securities is due and payable on a quarterly basis. The securities are redeemable by the Company at any time during the initial call period, which is the fifth anniversary from the initiation issue date, or at any interest payment date falling after the initial call period, subject to permission from the SFSA. The Company is required to redeem all outstanding Tier 2 Notes on the final redemption date, as specified in the terms of the applicable agreement.

The Tier 2 Notes were determined to be liability classified under IAS 32 "Financial Instruments: Presentation" and are initially recorded at fair value based upon proceeds received, net of issuance costs and subsequently accounted for at amortized cost with interest expense recognized within funding costs in the consolidated statements of profit or loss.

On April 19, 2024, Klarna Holding AB issued $100 million of subordinated notes due 2034 under the EMTN. The notes have a floating coupon rate corresponding to SOFR plus 7% per annum. The notes were issued in a private placement and have a first call date of August 16, 2028.

Note 15 Other liabilities

The Group's other liabilities as of December 31, 2025 and 2024 consisted of:

	December 31, 2025	December 31, 2024
Lease liabilities	$ 80	$ 87
Commercial agreement liabilities	40	31
Income and payroll tax payables	28	32
Provisions	13	6
Card scheme liabilities	54	46
Payable to SPV[1]	44	15
Other liabilities	99	38
Total	**$ 358**	**$ 255**

[1] Refer to Note 16 for further details on payable to SPV.

Lease liabilities

For information on the contractual maturity of lease liabilities refer to Note 9.

Commercial agreement liabilities

Commercial agreement liabilities represent unpaid costs relating to commercial agreement assets.

KLARNA GROUP PLC 115 ANNUAL REPORT 2025

Provisions The Group recognizes provisions for present obligations arising from past events when payment of the obligations is probable and can be reliably estimated. Provisions primarily consist of consumer refund commitment, and pending legal and tax litigation. Changes in provisions were immaterial in 2025 and 2024. Klarna offers a Buyer Protection Policy, pursuant to which the Group reimburses consumers in certain circumstances, including where a merchant does not adequately resolve a purchase return for purchases made using a Klarna payment method. The Group recognizes a provision for the expected unrecovered portion of such reimbursements. The total gross transaction value covered by the Buyer Protection Policy as at December 31, 2025 and 2024 was $889 million and $778 million, respectively, which, while not representing a liability, contingent liability, or commitment, represents the underlying exposure used in measuring the related provision. From time to time, we are involved in various legal, arbitration, dispute and administrative proceedings arising in the ordinary course of our business where the probability of an outflow is considered remote. If, contrary to the Group’s expectations, a future obligation were to arise from such matters pending as of December 31, 2025, the aggregate outcomes could total up to potential of $130 million. Card scheme liabilities Card scheme liabilities relate to card processing fees owed by the Company to card payment networks or third parties for facilitating and processing transactions. Note 16 Structured entities Klarna enters into arrangements with structured entities, and consolidates such entities where it has power over key activities and exposure and ability to influence its own returns, and does not consolidate such entities where those conditions are not me. Consolidated structured entities Warehouse financing facility During 2025 Klarna entered into a warehouse financing facility with an institutional lender, as the funder, and Klarna Bank AB, a subsidiary of Klarna Group plc, as the borrower, under which the consolidated SPV issues credit-linked notes (“CLNs”) to the funder and advances the proceeds to Klarna, which in turn pledges specified pools of consumer receivables as collateral, see Note 19. Credit risk for the Reference Pool is separated into two tranches: a junior tranche retained by Klarna and a senior tranche transferred to the funder through the consolidated SPV. The CLNs are recognized within Notes Payables and Other Borrowings, see Note 14, and are classified and measured at amortized cost using the effective interest method. Interest and senior expenses related to the facility are recognized within funding costs. Employee benefit trust Klarna has established an employee benefit trust to facilitate and meet obligations to employees in relation to share-based remuneration arrangements. See Note 22 . KLARNA GROUP PLC 116 ANNUAL REPORT 2025 Docusign Envelope ID: EF828ECA-3A42-4E60-8AA6-31BB61DF6840

Docusign Envelope ID: EF828ECA-3A42-4E60-8AA6-31BB61DF6840

Unconsolidated structured entities

Synthetic securitizations

Klarna enters into synthetic securitization transactions with unconsolidated SPVs, where it economically transfers a portion of credit risk for certain pools of consumer receivables (the "referenced pools") with the primary objective to lower the regulatory capital risk weights of the underlying assets. Credit risk for each referenced pool is separated into three tranches: junior, mezzanine and senior. The Company retains the risk for the junior and senior tranches and transfers risk for the mezzanine tranche to the SPV. The SPV then issues credit-linked notes to investors.

While Klarna pays a fee, recognized as incurred in funding costs, see Note 18, Klarna is not exposed to variability in the returns of the SPVs involved in the synthetic securitization transactions. The premiums paid by Klarna are structured to mitigate, rather than introduce, variability of returns within the reference portfolio. Furthermore, Klarna is not considered the sponsor of the SPVs, as their management and operations are exclusively conducted by independent external service providers.

The Company incurred fees of $30.7 million and $32.3 million for 2025 and 2024, respectively, in connection with such transactions. The total consumer receivable pool was $1.3 billion and $2.1 billion as of December 31, 2025 and 2024, respectively.

Forward flow securitizations

Klarna entered into forward flow loan sale arrangements with unconsolidated SPVs whereby specified pools of eligible consumer receivables were transferred to the SPVs. Klarna derecognized these receivables upon transferring the contractual rights to the cash flows and substantially all associated risks and rewards.

These agreements are fixed-term in nature, with commitment periods ranging from two to three years, during which Klarna sells eligible Fair Financing and Pay Later receivables shortly after origination. The purchasing counterparty is committed to purchase all eligible loans offered up to its commitment amount, which varies between approximately $750 million and $1 billion measured by the outstanding balance of purchased receivables.

The following table shows the carrying amount of Klarna's recorded interest in its consolidated balance sheet as at December 31, 2025 and 2024, and represented the maximum exposure to risk associated with its interest in the unconsolidated structured entities. The maximum exposure reflects the total potential loss the Group could incur from its involvement, regardless of the likelihood of that loss being incurred.

	December 31, 2025	December 31, 2024
Consumer receivables at fair value through OCI	$ 386	$ –
Consumer receivables at fair value through profit and loss	400	2
Pledged assets under forward flow arrangements[1]	–	2
Total assets	**$ 786**	**$ 4**
Payable to SPV[2]	44	15
Total liabilities	**$ 44**	**$ 15**

KLARNA GROUP PLC 117 ANNUAL REPORT 2025

____________ 1 The pledged assets are included within bonds and other interest-bearing securities, see Note 19. 2 The Company’s payable to SPV are included within other liabilities, see Note 15. The total consumer receivables originated at fair value through profit and loss or at fair value through OCI during 2025 totaled $18 billion, of which $786 million was unsold as of December 31, 2025. During 2024, $3.3 billion was originated, of which $2 million was unsold as of December 31, 2024. See Note 20. Following the transfer of consumer receivables Klarna typically continues to service the sold receivables on behalf of the SPVs for a servicing fee. The Company earned servicing income of $12.2 million and $1.6 million for 2025 and 2024, respectively, recognized within Transaction and service revenue related to derecognized receivables. The servicing fees were commensurate with market rates and did not expose Klarna to credit losses beyond its contractual entitlements. The servicing arrangement did not constitute a form of retained interest that precluded derecognition. As of December 31, 2025 and 2024, an aggregated balance of $2.94 billion and $867 million, respectively, in sold receivables was recognized by the unconsolidated SPVs. In addition, we may experience a loss due to future repurchase obligations resulting from breaches in representations and warranties in our securitization and third-party sale agreements. This amount was not material as of December 31, 2025 and 2024. Note 17 Funding costs The Group’s funding costs for the years ended December 31, 2025 and 2024 were as follows: 2025 2024 Consumer deposits $ (330) $ (343) Fair value adjustment on loans sold and held for sale (163) (30) Other cost of securitisations (32) (34) Interest-bearing securities (30) (26) Liabilities to credit institutions (30) (17) Subordinated liabilities (19) (17) Other funding costs (63) (36) Total $ (667) $ (503) Fair value adjustment on loans sold and held for sale relates to Pay Later receivables originated within the business model originate to sell and measured at FVTPL. See Note 16 . Note 18 Derivatives The Group enters into derivative financial instruments to manage its interest rate and foreign exchange risk. Derivative instruments are initially and subsequently measured at fair value with changes to fair value recognized immediately within funding costs in the consolidated statements of profit or loss. When the fair value of derivative instruments is positive, they are carried as assets and carried as liabilities when their fair value is negative. KLARNA GROUP PLC 118 ANNUAL REPORT 2025 Docusign Envelope ID: EF828ECA-3A42-4E60-8AA6-31BB61DF6840

Docusign Envelope ID: EF828ECA-3A42-4E60-8AA6-31BB61DF6840

As of December 31, 2025 and 2024, Klarna had entered into derivatives with the gross nominal amount of $8.3 billion and $7.4 billion, respectively. The Group's derivatives are composed of:

December 31, 2025

Derivatives designated in a hedged relationship	Fair value Positive	Fair value Negative	Nominal amount
Interest rate swaps	$ 2	$ (1)	$ 2,883
Total	**$ 2**	**$ (1)**	**$ 2,883**

Derivatives not designated in a hedged relationship	Fair value Positive	Fair value Negative	Nominal amount
Currency forwards	$ 20	$ (12)	$ 5,413
Total	**$ 20**	**$ (12)**	**$ 5,413**

December 31, 2024

Derivatives designated in a hedged relationship	Fair value Positive	Fair value Negative	Nominal amount
Interest rate swaps	$ 4	$ (1)	$ 3,805
Total	**$ 4**	**$ (1)**	**$ 3,805**

Derivatives not designated in a hedged relationship	Fair value Positive	Fair value Negative	Nominal amount
Currency forwards	$ 6	$ (60)	$ 3,588
Total	**$ 6**	**$ (60)**	**$ 3,588**

Foreign exchange derivatives

Foreign exchange derivatives are not designated in a hedge accounting relationship and had contractual maturities within six months of December 31, 2025 and four months of December 31, 2024, respectively.

Derivatives designated in a hedge relationship

Fair value hedges

The Group holds short- and medium-term consumer deposits which are subject to changes in fair value due to fluctuations in the underlying interest rate benchmark, which is typically the most significant component of the overall fair value change. The Group uses interest rate swaps as the hedging instrument to reduce the impact of fair value changes in the consumer deposits (hedged item) due to changes in the underlying interest rate benchmark.

KLARNA GROUP PLC 119 ANNUAL REPORT 2025

Docusign Envelope ID: EF828ECA-3A42-4E60-8AA6-31BB61DF6840

For hedges of interest rate risk, ineffectiveness can arise due to mismatches of critical terms and/or the use of different curves to discount the hedged item and instrument, as in, for example, a mismatch between the reset frequency of the swap and the benchmark frequency.

December 31, 2025

Fair value hedges: Hedging instrument and ineffectiveness	Nominal amount	Carrying amount: Positive	Carrying amount: Negative	Change in fair value used to calculate hedge ineffectiveness	Ineffectiveness recognized in funding costs
Interest rate risk	$ 2,883	$ 2	$ (1)	$ (3)	$ —
Total	**$ 2,883**	**$ 2**	**$ (1)**	**$ (3)**	**$ —**

December 31, 2024

Fair value hedges: Hedging instrument and ineffectiveness	Nominal amount	Carrying amount: Positive	Carrying amount: Negative	Change in fair value used to calculate hedge ineffectiveness	Ineffectiveness recognized in funding costs
Interest rate risk	$ 3,805	$ 4	$ (1)	$ (5)	$ —
Total	**$ 3,805**	**$ 4**	**$ (1)**	**$ (5)**	**$ —**

	December 31, 2025	December 31, 2024
Fair value hedges: Designated hedged item		
Consumer deposits	$ 2,883	$ 3,805
Of which: the accumulated amount of fair value adjustment	$ (1)	$ 6

	Maturity 2025			Maturity 2024		
	Within 3 months	> 3 months and < 12 months	> 12 months	Within 3 months	> 3 months and < 12 months	> 12 months
Fair value hedges: Maturity of the nominal amount of the hedge instrument						
Interest rate risk	$ 898	$ 1,557	$ 428	$ 833	$ 2,000	$ 972
Average fixed interest rate	2.2 %	1.9 %	1.9 %	3.5 %	2.8 %	2.2 %

KLARNA GROUP PLC 120 ANNUAL REPORT 2025

Docusign Envelope ID: EF828ECA-3A42-4E60-8AA6-31BB61DF6840

Note 19 Pledged assets, guarantees and commitments

Pledged assets

The Group pledges certain assets to be used as collateral to secure specific financial obligations. The pledged assets include certain consumer receivables, other receivables, treasury bills and other interest-bearing securities. These assets are subject to claims by creditors in the event of default on the associated liabilities. The following table provides details of the Group's pledged assets.

	December 31, 2025	December 31, 2024
Pledged assets		
Assets pledged for own liabilities		
Pledged consumer receivables	$ 2,319	$ —
Pledged treasury bills chargeable at central banks, etc., and pledged bonds and other interest-bearing securities	2	2
Other pledged assets	13	3
Total	**$ 2,334**	**$ 5**

Assets pledged for own liabilities consists of consumer receivables which have been used to secure the borrowings under the warehouse financing facility.

Commitments and guarantees

	December 31, 2025	December 31, 2024
Commitments for loan funding	$ 3,963	$ 1,655
Guarantees	—	—
Total	**$ 3,963**	**$ 1,655**

Commitment to fund loans as at December 31, 2025 amounted to USD3,963m (1,655m). The Group's commitments for loan funding increased in 2025 compared with 2024, reflecting continued growth in the Norwegian market. In Norway, regulation requires the Group to set and communicate an individual credit limit to each customer. The undrawn portion of the approved limit constitutes a loan commitment.

The Company's commitments were primarily classified as Stage 1 with immaterial impacts to provisions as of December 31, 2025 and 2024. Refer to Note 15 for further details on the Company's provisions.

KLARNA GROUP PLC 121 ANNUAL REPORT 2025

Docusign Envelope ID: EF828ECA-3A42-4E60-8AA6-31BB61DF6840

Note 20 Fair value measurement of financial assets and liabilities

The following table shows the Group's financial assets and liabilities measured at fair value on a recurring basis and identifies which of the three valuation levels the assets and liabilities have been classified into as of December 31, 2025 and 2024. For description of the fair value levels, see Note 2. No transfers between levels have been made during 2025 or 2024.

	December 31, 2025			
Financial Instruments	**Level 1**	**Level 2**	**Level 3**	**Total**
Assets				
Consumer receivables at fair value through P&L	–	–	400	400
Consumer receivables at fair value through OCI	–	–	386	386
Derivatives	$ –	$ 21	$ –	$ 21
Equity investments	7	–	8	15
Total financial assets	**$ 7**	**$ 21**	**$ 794**	**$ 822**
Liabilities				
Derivatives	$ –	$ 13	$ –	$ 13
Convertible notes	–	–	–	–
Total financial liabilities	**$ –**	**$ 13**	**$ –**	**$ 13**

	December 31, 2024			
Financial Instruments	**Level 1**	**Level 2**	**Level 3**	**Total**
Assets				
Consumer receivables at fair value through OCI	$ –	$ –	$ –	$ –
Consumer receivables at fair value through P&L	–	–	2	2
Derivatives	–	10	–	10
Equity investments	9	–	15	24
Total financial assets	**$ 9**	**$ 10**	**$ 17**	**$ 36**
Liabilities				
Derivatives	$ –	$ 61	$ –	$ 61
Convertible notes	–	–	–	–
Total financial liabilities	**$ –**	**$ 61**	**$ –**	**$ 61**

The Group's methodology to measure fair value of these financial assets and liabilities is presented below.

Consumer receivables at fair value through profit and loss or at fair value through other comprehensive income (OCI)

Consumer receivables at fair value through profit and loss refers to specified pools of eligible consumer receivables which are managed within a business model whose objective is to originate and sell, as part of the Company's forward flow transaction. See Note 16 .

Consumer receivables at fair value through other comprehensive income refers to specified pools of eligible consumer receivables which are managed within a hold-to-collect-and-sell business model, under which cash flows are realized through both the collection of contractual principal and interest and the sale of receivables, as part of the Company's forward flow transaction. See Note 16 .

KLARNA GROUP PLC 122 ANNUAL REPORT 2025

Docusign Envelope ID: EF828ECA-3A42-4E60-8AA6-31BB61DF6840

Fair value is determined using a discounted cash flow methodology that projects contractual cash flows over the remaining life of the instruments. Cash flows are adjusted for unobservable inputs, including a weighted-average lifetime probability of default, conditional loss given default, and prepayment rates reflecting an average modeled probability, based on portfolio-level assumptions applied at the reporting date are classified within Level 3 of the fair value hierarchy.. This consistent with the overall policy outlined in Note 2. The cash flows are discounted using observable zero-coupon rates, plus a portfolio-specific credit spread applied as a margin over the risk-free curve.

Derivatives

Derivatives fair value is estimated using third-party pricing models, which contain input parameters based on readily observable market data sources when available.

Equity investments

Equity investments comprise investments in listed and unlisted companies. Equity investments fair value is based on quoted market prices where available or valuation techniques using unobservable data. Level 3 equity investments represented investment in unlisted shares for which limited information was available. For these unlisted shares, the fair value is generally estimated using business enterprise values based on market transactions or by applying market multiples to the projected financial performance of the investments. The significant inputs to estimate fair value include the identification of peer groups, discount rates and revenue projections.

Movements in Level 3

The following tables show a reconciliation of the opening and closing balances of Level 3 financial assets and liabilities which are recorded at fair value.

	Financial assets		
	Equity investments	**Consumer receivables at fair value through P&L**	**Consumer receivables at fair value through OCI**
Balance as of January 1, 2024	**$ 26**	**$ —**	**$ —**
Receivables originated to be sold	—	3,261	—
Gain/(loss) in statement of profit or loss (1)	(11)	(30)	—
of which: unrealized gain/(loss)	(11)	—	—
of which: realized gain/(loss)	—	(30)	—
Receivables sold to third parties	—	(3,229)	—
Balance as of December 31, 2024	**$ 15**	**$ 2**	**$ —**
Receivables originated to be sold	—	17,246	1,147
Receivables sold to third parties	—	(16,684)	(465)
Consumer receivables repaid	—	—	(333)
Gain/(loss) in statement of profit or loss[1]	(7)	(164)	37
of which: unrealized gain/(loss)	(7)	—	12
of which: realized gain/(loss)	—	(164)	25
Balance as of December 31, 2025	**$ 8**	**$ 400**	**$ 386**

[1] Fair value gains and losses recognized in the statement of profit or loss are included in other income (loss).

KLARNA GROUP PLC 123 ANNUAL REPORT 2025

Docusign Envelope ID: EF828ECA-3A42-4E60-8AA6-31BB61DF6840

Financial assets and liabilities measured at amortized cost

The following tables show the fair value of financial instruments carried at amortized cost. They do not include financial assets and financial liabilities not measured at fair value where the carrying amount approximates fair value, which includes cash and cash equivalents, loans to credit institutions (included in debt securities), consumer receivables, settlement and trade receivables, payables to merchants, repurchase agreement liabilities (included in notes payable and other borrowings) and other liabilities.

Financial Instruments	December 31, 2025				
Assets	**Carrying Amount**	**Level 1**	**Level 2**	**Level 3**	**Balance at Fair Value**
Treasury bills chargeable at central banks	$ 1,908	$ 1,909	$ —	$ —	$ 1,909
Bonds and other interest bearing securities	60	60	—	—	60
Total financial assets	**$ 1,968**	**$ 1,969**	**$ —**	**$ —**	**$ 1,969**
Liabilities					
Consumer deposits	$ 13,003	$ —	$ 13,188	$ —	$ 13,188
Subordinated liabilities	184	—	206	—	206
Senior unsecured bonds	326	—	327	—	327
Commercial papers	84	—	84	—	84
Total financial liabilities	**$ 13,597**	**$ —**	**$ 13,806**	**$ —**	**$ 13,805**

Financial Instruments	December 31, 2024				
Assets	**Carrying Amount**	**Level 1**	**Level 2**	**Level 3**	**Balance at Fair Value**
Treasury bills chargeable at central banks	$ 673	$ 668	$ —	$ —	$ 668
Bonds and other interest bearing securities	11	11	—	—	11
Total financial assets	**$ 684**	**$ 679**	**$ —**	**$ —**	**$ 679**
Liabilities					
Consumer deposits	$ 9,510	$ —	$ 9,671	$ —	$ 9,671
Subordinated liabilities	171	—	175	—	175
Senior unsecured bonds	136	—	136	—	136
Commercial papers	13	—	14	—	14
Total financial liabilities	**$ 9,830**	**$ —**	**$ 9,996**	**$ —**	**$ 9,996**

Treasury bills chargeable at central banks and bonds and other interest-bearing securities, included within debt securities in the consolidated balance sheet are valued in terms of the active market prices.

The calculation of fair value of consumer deposits is based on Level 2 input using observable market data. Consumer deposits are grouped into maturity buckets and thereafter the net present value is calculated based on the remaining maturity and the corresponding interest rate.

KLARNA GROUP PLC 124 ANNUAL REPORT 2025

Docusign Envelope ID: EF828ECA-3A42-4E60-8AA6-31BB61DF6840

The table below represents net results from categories of the following financial instruments for the years ending December 31, 2025 and 2024.

		2025		2024
Financial instruments mandatory measured at fair value through profit or loss	$	(127)	$	(152)
Financial assets measured at amortized cost	$	2,567		2,091
Financial liabilities measured at amortized cost	$	(611)		(527)
Currency exchange gains/losses	**$**	**(102)**		78
Total	**$**	**1,726**	**$**	**1,490**

Note 21 Issued capital and reserves

Share capital

Share capital includes the nominal value of ordinary shares, Class B shares and deferred shares issued and outstanding. The excess of the consideration received from issuance of shares over their nominal value is recognized as additional paid in capital.

On May 23, 2024, Klarna Holding AB (publ) completed a reorganization, which resulted in Klarna Group plc becoming the new ultimate parent company of the Group. Through a series of share for share exchange steps, the shareholders of Klarna Holding AB (publ) exchanged their shares for an equal number of shares in Klarna Group plc. As a result of our corporate reorganization, Klarna Group plc became our ultimate holding company and the parent company of Klarna Holding AB (publ). There was no change in the legal ownership of any of the assets of Klarna Holding AB (publ), nor any change in the ultimate controlling ownership of existing shares or securities of Klarna Holding AB (publ) or Klarna Group plc as a result of the reorganization.

As at December 31, 2025, our issued and outstanding share capital consists of 377,507,910 ordinary shares and 328,136,589 Class B shares as per below table:

	Ordinary shares	Class B shares	Class C shares	Deferred shares	Deferred shares	Deferred shares	Deferred shares
Nominal value	**$0.00010**	**$0.00010**	**$0.00010**	**$0.00073**	**$11.35013**	**$0.28000**	**$0.00010**
As of January 01, 2024	**364,018,908**	**–**	**–**	**364,018,908**	**–**	**–**	**–**
Shares issued	1,277,664	–	–	1,277,664	–	1	–
As of December 31, 2024	**365,296,572**	**–**	**–**	**365,296,572**	**–**	**1**	**–**
Shares issued	12,211,338	369,911,294	–	257,772	369,911,294	–	–
Redesignation		(41,774,705)					41,774,705
Capital reduction	–		–	(365,554,344)	(369,911,294)	(1)	(41,774,705)
As of December 31, 2025	**377,507,910**	**328,136,589**	**–**	**–**	**–**	**–**	**–**

On June 30, 2025, the board of directors of the Company was granted the authority from our shareholders to allot new ordinary shares and other shares, and to grant rights to subscribe for, or to

KLARNA GROUP PLC 125 ANNUAL REPORT 2025

convert any security into, new ordinary shares or other shares, up to a maximum aggregate nominal amount (i.e., par value) of $367,502.51, for a period expiring (unless previously renewed, varied or revoked by the Company in general meeting) at the conclusion of the Company’s annual general meeting to be held in 2026 (or, if earlier, on June 30, 2026). The holders of ordinary shares are entitled to one vote per share on all matters to be voted upon by the shareholders, are entitled to receive ratably such dividends, if any, as may be approved from time to time by the Board of Directors out of funds legally available for such dividends, and in the event of liquidation, dissolution or winding-up of Klarna Group plc, the holders of ordinary shares are entitled to share ratably in all assets remaining after payment of Each Class B share will be entitled to ten votes per share but will have no dividend or other effective economic rights. Class B shares are not transferable. Following certain transfers of interests in our ordinary shares by holders of our Class B shares or their affiliates, a related number of their Class B shares will automatically convert into deferred shares, which have no voting or effective economic rights. Additionally, all Class B shares will automatically convert into deferred shares after 20 years from the initial public offering and in certain other specified circumstances. Class B shares and deferred shares into which Class B shares may convert will not have any effective economic rights because they will not have a right to dividends and will participate in our liquidation, dissolution or winding up only after we distributed to holders of our share capital $10.0 million for each ordinary share and $5.0 million for each Class C share they hold, which we do not expect to occur. In March 2025, Klarna Group plc’s board of directors approved a subdivision of ordinary shares of Klarna Group plc on a 1-to-12 basis, which was effected on March 6, 2025. The subdivision also resulted in the issuance of 365,445,384 deferred shares with a nominal value per share of $0.0007333. This number included 148,812 deferred shares in respect of ordinary shares that were issued in January 2025. Such deferred shares had no voting rights and no effective economic rights, because such shares did not have a right to dividends and would have only participated in a liquidation, dissolution or winding-up after the Company distributed to its shareholders $10.0 million for each ordinary share ($5.0 million for each Class C share) then in issuance, which the Company does not expect to occur. During 2025, an aggregate of 12,211,338 ordinary shares was issued related to: • 299,572 ordinary shares granted to employees, including our executive officer; • 5,000,000 ordinary shares were issued under the initial public offering on September 10, 2025, with directly attributable transaction costs related to the issuance of new ordinary shares of $8.5 million deducted from equity. These costs, primarily underwriting fees, were offset against the gross proceeds, with only the net proceeds recognized in Additional paid in capital; • 2,563,600 ordinary shares were issued following exchanges of ordinary shares in a subsidiary of Klarna Group plc pursuant to vesting of the Group’s Legacy RSU program; • 1,948,166 ordinary shares were issued following an exchange of ordinary shares in a subsidiary of Klarna Group plc pursuant the Group’s Employee Equity Program; • 2,400,000 ordinary shares were issued following exercise of share warrants granted to certain partners in exchange for services. KLARNA GROUP PLC 126 ANNUAL REPORT 2025 Docusign Envelope ID: EF828ECA-3A42-4E60-8AA6-31BB61DF6840

Immediately prior to the completion of initial public offering 369,911,294 Class B shares with a nominal value of $0.0001 and 369,911,294 deferred shares with a nominal value of $11.35013 were issued to holders of our ordinary shares at that time. These shares were issued by capitalizing the merger reserve, recognized within additional paid in capital, that arose for statutory purposes under the Companies Act 2006 in connection with the incorporation of Klarna Group plc in 2024. Upon ordinary shares being sold by selling shareholders in the IPO, including following the exercise of the over-allotment option by the underwriters to purchase additional ordinary shares from selling shareholders, and post-IPO transfers, 41,774,705 Class B shares were redesignated into deferred shares with a nominal value of $0.0001. In September 2025, Klarna Group plc capitalized the UK statutory merger reserve, reallocating $4.2bn billion from additional paid-in capital to share capital. Subsequently, in November 2025, Klarna Group plc completed a capital reduction under the UK Companies Act to create distributable reserves, cancelling the balance standing to the credit of its share premium account and all of its then-existing deferred shares resulting in a reallocation within equity with $4.6 billion reallocated from share capital and additional paid in capital to retained earnings. This transaction resulted in no change to total equity, and had no impact on profit or loss or cash flows. Additional paid-in capital In addition to the excess of the consideration received from issuance of shares over their nominal value, additional paid-in capital also includes any other contributions made by the shareholders of the Company, share-based payments and any incremental costs directly attributable to the issuance of shares shown as a deduction from equity. During 2025 and 2024, the Company’s proceeds related to new share issuances were recognized net of $8.5m and nil of issuance costs, respectively. Reserves Reserves comprise foreign currency translation differences arising from the translation of the assets and liabilities of foreign operations, and the cumulative net changes in fair value of debt instruments classified as financial assets at fair value through other comprehensive income (“FVOCI”), including related expected credit loss movements. Amounts recognized in other comprehensive income are subsequently reclassified to profit or loss upon derecognition of the underlying financial assets. Non-controlling interests Non-controlling interests primarily consist of Additional Tier 1 (“AT1”) securities, issued by subsidiaries of Klarna Group plc, which are floating rate perpetual subordinated securities with no fixed maturity or redemption date. The securities rank behind the claims against Klarna’s unsubordinated creditors including any instruments that constitute Tier 2 Notes and are pari passu with the claims of other holders of AT1 securities issued by the Group in the event of a bankruptcy or liquidation. The securities bear a variable rate of interest based on the three-month STIBOR rate until the redemption date. Interest on the securities will be due and payable only at the sole discretion of Klarna, and the Company may at any time elect to cancel any interest payment (or any part thereof) which would otherwise be payable on any interest payment date. There are also certain restrictions on the payment of interest as specified in the terms. KLARNA GROUP PLC 127 ANNUAL REPORT 2025 Docusign Envelope ID: EF828ECA-3A42-4E60-8AA6-31BB61DF6840

The notes are perpetual and have no fixed date for redemption. The AT1 securities are redeemable at the option of the Company at any time during the initial call period, which is the fifth anniversary from the initiation issue date, or at any interest payment date falling after the initial call period. In addition, Klarna can redeem all outstanding AT1 securities on any interest payment date or vary their terms for certain regulatory or tax reasons. Any repayments require the prior consent of the Swedish FSA. If at any time the Group’s consolidated Additional Tier 1 ratio should fall below 7%, a write-down is made as a reduction of the total nominal amount and considered to be an unconditional capital contribution by the AT1 holders. Following a write-down of the total nominal amount, Klarna, at its discretion but subject to obtaining relevant approval from its shareholders, can reinstate any portion of the principal of the AT1 securities. Unless write-up of the principal of the AT1 securities is permitted and possible in accordance with Central Security Depositories (“CSD”) regulations, reinstatement shall be made by way of issuing new notes that qualify as AT1 capital. During 2025 and 2024 the Company issued nil and $142 million of AT1 securities, respectively, and redeemed nil and nil of AT1 securities, respectively. Following the Group’s corporate reorganization in May 2024, AT1 securities are considered non-controlling interests as they are issued by subsidiaries of Klarna Group plc. Non-controlling interests also include equity interests arising from share-based payment arrangements under which certain participants were granted ownership interests in subsidiaries of Klarna Group plc. KLARNA GROUP PLC 128 ANNUAL REPORT 2025 Docusign Envelope ID: EF828ECA-3A42-4E60-8AA6-31BB61DF6840

Note 22 Share-based payments This Note 22 provides an overview of the various share-based payment costs during the periods and additional information on the different equity-based programs. Certain of the equity-based instruments described below were issued by our subsidiaries and/or convert into ordinary shares of our subsidiaries. The increase in share-based payment costs in 2025 compared to prior periods principally reflects the establishment of the Company's equity compensation programs at the Klarna Group plc level in connection with the Company's initial public offering, and the grant of share warrants to partners in exchange for consumer acquisition services. The expense recognized during the year is based on grant-date fair values and fair value of services received, in accordance with IFRS 2, for awards that are subject to multi-year vesting schedules and exercise prices that may significantly exceed the current share price. The following table presents share-based payment costs, inclusive of social security charges, recognized in 2025 and 2024 in the consolidated statements of profit or loss: Year Ended December 31, 2025 2024 Employee restricted share unit program ................................................................... $ (75) $ (40) Business acquisition-related awards .......................................................................... — (2) Share warrants and share options .............................................................................. (72) (45) Direct share issuance .................................................................................................... (10) (7) Share-based payment costs ........................................................................................... $ (157) $ (94) less: amounts recognized as reduction of revenue ................................................ $ 1 1 Share-based payments expense ................................................................................... $ (156) $ (93) Expense recognized in 2025, 2024 and 2023 was inclusive of social security charges of $9 million, $13 million and $0.3 million respectively. Excluding social security charges, share-based payment costs were $148 million, $81 million and $44 million for 2025, 2024 and 2023, respectively. The table below includes additional details regarding RSUs, share warrants and options, issued by Klarna Group plc as of, and for the year ended, December 31, 2025. The increase in instruments outstanding during 2025 reflects the establishment of the Company's post-IPO equity incentive framework, including the Omnibus Incentive Plan, the Klarna Group plc RSU Program, and the C KLARNA GROUP PLC 129 ANNUAL REPORT 2025 Docusign Envelope ID: EF828ECA-3A42-4E60-8AA6-31BB61DF6840

Docusign Envelope ID: EF828ECA-3A42-4E60-8AA6-31BB61DF6840

Share Awards Plan, each as described in Item 6. The Class C share options column relates exclusively to awards granted to Mr. Siemiatkowski:

	Klarna Group plc RSU program		Share warrants and options issued by Klarna Group plc		Share options to acquire C Class shares issued by Klarna Group plc	
	Number	Weighted average fair value at grant	Number	Weighted average exercise price[1]	Number[2]	Weighted average exercise price
December 31, 2023	**—**	**$ —**	**—**	**$ —**	**—**	**$ —**
Granted during the year	—	—	6,100,140	46.0	—	—
Exercised during the year	—	—	—	—	—	—
Forfeited during the year	—	—	—	—	—	—
December 31, 2024	**—**	**$ —**	**6,100,140**	**$ 46.0**	**—**	**$ —**
Granted during the year	1,026,951	34.2	24,909,751	57.0	17,505,672	45.9
Exercised during the year	—	—	(2,400,000)	—	—	—
Amended during the year	—	—	(1,477,164)	38.2	2,941,236	19.1
Forfeited during the year	(28,044)	34.0	—	—	—	—
December 31, 2025	**998,907**	**$ 34.2**	**27,132,727**	**$ 60.6**	**20,446,908**	**$ 42.0**

[1] Where share options were granted in SEK, the input has been converted to USD using the average exchange rate for the period for presentation purposes.

[2] Two Class C share options entitle the recipient to acquire, at the recipient's election, either one ordinary share or two Class C shares on exercise. Weighted average exercise prices for Class C share options are expressed per Class C share; the equivalent exercise price expressed per ordinary share is double the figures shown. All Class C share options outstanding as of December 31, 2025 were granted exclusively to Mr. Siemiatkowski under the C Share Awards Plan described in Item 6.

[3] In 2025, the terms of 1,477,164 share options originally granted to Mr. Siemiatkowski in the fourth quarter of 2024 were amended to allow such options to be exercised into 2,941,236 Class C shares (or 1,470,618 ordinary shares), reflecting the conversion ratio under which two Class C share options correspond to one ordinary share. The amendment did not reduce the exercise price of the underlying award; the weighted average exercise price of $19.1 per Class C share shown above is equivalent to $38.2 per ordinary share, consistent with the original grant terms. The modification did not result in an incremental share-based payment charge.

The table below includes additional details regarding RSUs and share warrants, issued by a subsidiary of Klarna Group plc, as of, and for the year ended, December 31, 2025:

KLARNA GROUP PLC 130 ANNUAL REPORT 2025

Docusign Envelope ID: EF828ECA-3A42-4E60-8AA6-31BB61DF6840

	Legacy RSU program			Share warrants issued by a subsidiary of Klarna Group plc		
	Number		Weighted average fair value at grant[1]	Number		Weighted average exercise price[2]
December 31, 2023	**10,208,104**	**$**	**4.9**	**2,552,243**	**$**	**538.0**
Granted during the year	22,659,832		4.4	360,590		515.0
Released during the year	(3,164,977)		5.3	–		–
Exercised during the year	–		–	(126,580)		162.0
Forfeited during the year	(3,291,313)		4.7	(278,719)		505.0
December 31, 2024	**26,411,646**	**$**	**4.5**	**2,507,534**	**$**	**543.0**
Granted during the year	123,335		10.1	–		–
Released during the year	(8,225,629)		5.3	–		–
Exercised during the year	–		–	(90,000)		231.0
Repurchased during the year	–		–	(105,646)		441.0
Amended during the year	–		–	–		–
Forfeited during the year	(3,712,137)		5.0	(84,367)		631.0
December 31, 2025	**14,597,215**	**$**	**5.1**	**2,227,521**	**$**	**605.0**
Equivalent of Klarna Group plc Shares	**3,649,304**	**$**	**20.4**	**26,730,252**	**$**	**50.4**

[1] Legacy RSUs granted in SEK have been converted to USD using the average exchange rate for each period for presentation purposes.

[2] Where share warrants were granted in SEK, the input has been converted to USD using the average exchange rate for the period for presentation purposes.

Employee Restricted Share Unit Programs

The Group operates two Restricted Share Unit programs: the Legacy RSU Program and Klarna Group plc RSU Program.

The Legacy RSU Program was implemented in 2020. It is available to certain employees as well as certain third-party contributors. Each participant is granted a set number of Legacy RSUs on the grant date, which generally vest over a four years graded vesting schedule, with 25% of the total shares vesting each year. Upon vesting, one Legacy RSU entitles the holder to receive one share in a subsidiary, reflected as non-controlling interest in the consolidated financial statements. If the participant leaves Klarna, unvested RSUs are forfeited. It is intended that at a future date shareholders will have the opportunity to exchange their subsidiary company shares for Klarna Group plc shares. The number of Klarna Group plc shares to be exchanged is dependent upon the value of Klarna Group at the time of the exchange. If an exchange between subsidiary share and Klarna Group plc share would have taken place as at the end of 2025 and 2024, the exchange yield would have been 0.25 and 0.25 shares of Klarna Group plc share for one subsidiary share, respectively.

The number of equivalent Klarna Group plc shares is presented as if the Legacy RSUs program issued by a subsidiary of Klarna Group plc had been exchanged into Klarna Group plc ordinary shares as of the reporting date. If exchanged, the number of shares exchanged is dependent on the value of Klarna Group plc at the time of exchange.

In 2025, a new RSU Program (the "Klarna Group plc RSUs") was established as a separate share-based payment program. Each participant is granted a set number of Klarna Group RSUs on the grant

KLARNA GROUP PLC 131 ANNUAL REPORT 2025

date, which generally vest over a four-year staggered vesting schedule, with 25% of the total shares vesting each year. Upon vesting, one Klarna Group plc RSU entitles the holder to receive one ordinary share in Klarna Group plc. If the participant leaves Klarna, unvested RSUs are forfeited. The number of shares distributed to employees under both the Legacy RSU Program and the Klarna Group plc RSU Program is approved by the board of directors of Klarna, and accounted for as equity-settled share-based payments. The share-based compensation expense is based on the grant-date fair value of the awards and recognized over the vesting period, in line with the graded vesting method. The fair value of both RSU Programs is determined with reference to the Klarna Group plc share price. Upon vesting, in accordance with certain countries’ tax laws, we are required to withhold an amount to settle the employee’s tax associated with a share-based payment and transfer that amount in cash to taxing authorities on the employee’s behalf. Such amounts are withheld from our employees in accordance with applicable laws, either through deduction of salary or withholding a number of vested shares. Share Warrants and Share Options In certain jurisdictions, the Group offers share warrants and options to certain individual contributors, including employees as well as executive officers and directors. Prior to 2024, these were awarded in the form of share warrants issued by a subsidiary of Klarna Group plc. In 2024, the Group also began granting share options to acquire ordinary shares of Klarna Group plc ("Ordinary share options"). In 2025, the Remuneration and Nomination Committee also approved the grant of options to acquire Class C shares ("Class C share options") to Mr. Siemiatkowski under the C Share Awards Plan, as described in Item 6. The warrants and options are subject to graded vesting over a term of typically four to five years. The awards are accounted for as equity-settled share-based payments, with the fair value determined at the grant date and expensed over the vesting period, based on the Group’s estimate of the number of awards that will eventually vest. The Group has issued share warrants and options by both Klarna Group plc and subsidiaries of Klarna Group plc. Each share warrant issued by a subsidiary of Klarna Group plc entitles the recipient to purchase one ordinary share in Klarna Holding AB (publ) or a subsidiary at the agreed strike price. We anticipate periodically facilitating the exchange of subsidiary shares acquired upon exercise of such warrants into ordinary shares of Klarna Group plc. If exchanged, the number of shares exchanged is dependent on the value of Klarna Group plc at the time of exchange. If such an exchange would have taken place at the end of 2025, 2024 and 2023, the exchange yield would have been 12, 12 and 12 shares for one subsidiary share, respectively. The number of equivalent Klarna Group plc shares is presented as if the share warrants issued by a subsidiary of Klarna Group plc had been exchanged into Klarna Group plc ordinary shares as of the reporting date. Each ordinary share option or warrant issued by Klarna Group plc entitles the recipient to purchase one ordinary share in Klarna Group plc at the agreed strike price. Two Class C share options entitle the recipient to acquire either one ordinary share or two Class C shares, at the recipient's election. As described in Item 6, Class C shares carry enhanced voting rights, subject to an annual acquisition limit and an aggregate voting cap. All Class C share options outstanding were granted exclusively to Mr. Siemiatkowski. In 2025, the board of directors of the Company, acting on the recommendation of the Remuneration and Nomination Committee, approved the grant of options to acquire 8,834,736 ordinary shares to members of the Company's management team at a weighted average exercise KLARNA GROUP PLC 132 ANNUAL REPORT 2025 Docusign Envelope ID: EF828ECA-3A42-4E60-8AA6-31BB61DF6840

price of $104 per share. Additionally, the Remuneration and Nomination Committee granted options to acquire 17,505,672 Class C shares to Mr. Siemiatkowski at a weighted average exercise price, expressed as the equivalent of one ordinary share, of $91.80, as further described under "Equity Compensation paid to Mr. Siemiatkowski" in Item 6. The Committee also amended the terms of options granted to Mr. Siemiatkowski in the fourth quarter of 2024 to allow for such options to be exercised into 2,941,236 Class C shares (or 1,470,618 ordinary shares); this amendment did not reduce the exercise price of the underlying award. As of the date of this report, all of these options remain substantially out of the money. Mr. Siemiatkowski may elect to acquire, in his discretion, either ordinary shares or Class C shares upon the exercise of such Class C options. Certain warrants have been acquired by employees in exchange for a cash payment of the fair market value at grant date. Since preemption rights related to these awards transfer over a specified period they are accounted for as equity-settled share-based payments; however, no associated expense is recognized. Klarna has granted share warrants to selected partners, including merchants and other service providers, in return for services. In 2025 and 2024, we entered into commercial agreements with certain partners under which we granted warrants in exchange for consumer acquisition services to expand our user base, which we determined to be distinct. These arrangements are equity-settled and are accounted for as equity-settled share-based payments. In 2025, we entered into commercial agreements with certain partners under which we granted 15,740,059 warrants, each warrant to acquire one ordinary share in Klarna Group plc, in exchange for consumer acquisition services to expand our user base and brand awareness. We determined the fair value of such services to be $233 million comprising consumer acquisition of $50 million and brand awareness of $183 million, using the direct method, and recognized such costs as share-based payments expense, included in sales and marketing, over the expected performance period within the commercial agreement. During 2025, 3,910,393 warrants vested, of which 2,400,000 warrants were exercised. The underlying services are expected to be provided over the five-year term of the agreement. We recognized an expense of $27 million related to the fair value of the services in 2025, deferring $75 million of expense to be recognized over the period of the agreement when the services are expected to be provided. The grant of the warrants gives rise to a tax charge in the year of grant which is recoverable to the extent warrants are exercised. We recognized a current tax liability of $48 million in connection with the grant during the first quarter of 2025, with the associated tax charge recognized in equity. Upon exercise of the 2,400,000 warrants during the second quarter of 2025, the related current tax liability was reduced by $22 million. The remaining tax expense is expected to be recoverable when the warrants are exercised. In 2024, 1,299,360 warrants were granted, each warrant to acquire one ordinary share in Klarna Group plc, under such arrangements, in exchange for consumer acquisition services to expand our user base and brand awareness. We determined the fair value of the services to be $17.9 million, using the direct method for customer acquisition costs and this is recognized as share-based payments expense, included in sales and marketing, over the relevant performance period within the commercial agreement. We have also granted warrants to certain merchants for non-distinct services and the costs related to these warrants are recognized as a reduction of revenue. KLARNA GROUP PLC 133 ANNUAL REPORT 2025 Docusign Envelope ID: EF828ECA-3A42-4E60-8AA6-31BB61DF6840

In 2025, the Company, through its indirectly wholly owned subsidiary, Klarna Bank AB, repurchased an aggregate of 1,267,752 warrants to acquire Klarna Holding AB’s ordinary shares (such warrants, “KHAB warrants”), which were issued prior to our corporate reorganization at various times under our legacy equity incentive schemes. The repurchase price for the KHAB warrants was $17.2 million, based on the initial public offering price of $40.00 per ordinary share, being the fair value of the equity instrument at the date of repurchase. All KHAB warrants repurchased were fully vested at the repurchase date, except 6,456, for which an accelerated expense of less than $0.1 million was recognized at the repurchase date. For warrants issued by a subsidiary of Klarna Group plc, the range of exercise prices for warrants outstanding as of December 31, 2025, 2024, and 2023 is between$0.10 and $1,508. The weighted average remaining contractual life is 1.9 years, 2.7 years and 3.5 years as of December 31, 2025, 2024, and 2023 respectively. The number of exercisable warrants was 40,000, and 51,500 as of December 31 2024 and 2023, respectively, and there is no new exercisable warrant of this category in 2025. For warrants issued by Klarna Group plc, the range of exercise prices for warrants outstanding as of December 31, 2025 and 2024 is between $34 and $51. The weighted average remaining contractual life is 4.2 years and 3 years as of December 31, 2025 and 2024, respectively. The number of exercisable warrants and options is 2,145,590 and 1,299,360 as of December 31, 2025 and 2024, respectively. For options issued by Klarna Group plc, the range of exercise prices for options outstanding as of December 31, 2025 and 2024 is between $38 and $114. The weighted average remaining contractual life for share options was 3.4 years and 3.6 years as of December 31, 2025 and 2024, respectively. The number of exercisable share options was 2,935,177 and 1,460,856 as of December 31, 2025 and 2024, respectively. For C Class options issued by Klarna Group plc, the range of exercise prices for C Class options outstanding as of December 31, 2025 is between $19 and $57. The weighted average remaining contractual life is 3.7 years as of December 31, 2025. The number of exercisable C Class options is 9,523,581 as of December 31, 2025. There were no C Class options outstanding prior to the year ended December 31, 2025. Klarna uses the Black-Sholes model when calculating the fair value of share warrants and options granted to individual contributors, as well as certain partners when the fair value of goods and services cannot be reliably measured. The Company does not anticipate paying any cash dividends in the near future and, therefore, uses an expected dividend yield of zero in the option valuation model. The expected volatility is determined taking into consideration the historical volatility of the Company’s common share and the historical volatility of comparable public companies. The risk-free rate for instruments issued by subsidiary of Klarna Group plc is based on Swedish Central Bank (Sw. Sveriges Riksbank) bonds. The risk free-rate rate for instruments issued by Klarna Group plc is based on U.S. treasury bonds.. The inputs used within the model for the share warrants and options granted were: KLARNA GROUP PLC 134 ANNUAL REPORT 2025 Docusign Envelope ID: EF828ECA-3A42-4E60-8AA6-31BB61DF6840

Docusign Envelope ID: EF828ECA-3A42-4E60-8AA6-31BB61DF6840

	Share warrants and share options	
	2025	2024
Expected volatility (%)	37% - 38%	37%
Risk-free interest rate (%)	3.6% - 4.4%	2.0% - 2.8%
Expected term (years)	4.5 - 5.5	2.9 - 4.5
'eighted average share price for instruments issued by subsidiary of Klarna Group plc (in USD)[1]	N/A	337
Weighted average share price for instruments issued by Klarna Group plc (in USD)	40	34

[1] Where share warrants in 2025, 2024 and 2023 were granted in SEK, the input has been converted to USD using the average exchange rate for the year for presentation purposes.

The weighted average fair value of warrants issued by a subsidiary of Klarna Group plc granted during 2024 was $17. The weighted average fair value of options issued by Klarna Group plc granted during 2025 and 2024 was $53 and $9. The weighted average fair value of C Class Options issued by Klarna Group plc granted during 2025 was $29.

Equity-Related Instruments Granted in Connection with Business Acquisitions

The Group issued equity in Klarna Holding AB (publ) to acquired employees in relation to several business acquisitions in 2020, 2021 and 2022. The equity grant included a four-year vesting period and is accounted for as equity-settled share-based compensation and recognized as a post-business combination expense. When employees exited the Company during the periods, the future personnel costs associated with the unvested equity were expensed in the statement of profit or loss on the last day of employment. The instruments have been measured based on the fair market value of the underlying ordinary shares at the date of grant.

In connection with the reorganization completed in May 2024, pursuant to which Klarna Group plc became the ultimate parent company of the Group, all remaining unvested equity-related instruments under this program were accelerated and expensed, resulting in the release of 329,484 shares during 2024 at a weighted-average grant-date fair value of $51 per share. As of December 31, 2024, there were no shares outstanding under this program.

Employee Equity Program

The Group had a restricted share award program in which some employees acquired restricted shares in a group subsidiary entity that retains an ownership interest in Klarna Bank AB (publ), which became fully vested in 2023. The restricted share awards were accounted for as an equity-settled share-based payment. The restricted shares were acquired by employees in exchange for a cash payment at fair market value, measured at the grant date, and therefore no associated expense was recognized. Upon vesting, participants retained ordinary shares in one of our subsidiaries holding an ownership interest in Klarna Bank AB (publ), reflected as non-controlling interest in the consolidated financial statements. The number of ordinary shares held in the group subsidiary entity as of December 31, 2024 was 28,762. In 2024, 2,347 shares held by former employees were exchanged for shares in Klarna Holding AB (publ), respectively. In April 2025, the 28,762 shares held by participants were exchanged for the issuance of 1,948,166 ordinary shares in Klarna Group plc.

KLARNA GROUP PLC 135 ANNUAL REPORT 2025

Direct Share Issuance During 2025 and 2024, the Group granted 150,760 and 216,468 ordinary shares in Klarna Group plc, respectively, to certain employees, including executive officers and Board of Directors. The shares were accounted for as equity-settled share-based payments. There were no vesting conditions or restrictions placed on the awards and, accordingly, the related share-based compensation expense, based on the grant-date fair value of the awards, was recognized immediately. The weighted average fair values of the ordinary shares granted were $34 and $34, in 2025 and 2024, respectively. Note 23 Information on related parties Milkywire In 2021, following a competitive selection process, Klarna engaged Milkywire AB ("Milkywire") to provide sustainability related services, including the sourcing, vetting and monitoring of climate and nature initiatives, as well as the facilitation of carbon credit purchases from third-party providers on Klarna's behalf. Milkywire was founded in 2018 by Nina Siemiatkowski, who is the spouse of Sebastian Siemiatkowski, our Co-Founder and Chief Executive Officer. Mrs. Siemiatkowski remains the chief executive officer and majority owner of Milkywire. Klarna paid Milkywire $0.9 million in 2025 and $0.7 million in 2024 for sustainability related services. Separately, Klarna transferred to Milkywire an additional $0.5 million in 2025 and $1.0 million in 2024 for the purchase of carbon credits on Klarna's behalf; these amounts were paid in full by Milkywire to the third-party providers of the carbon credits and Milkywire did not retain any margin on these transactions. The engagement of Milkywire, including the fees paid, was approved by the board of directors with Mr. Siemiatkowski recusing himself from the related deliberations and approval, in accordance with the Company's conflicts of interest policies. The board believes the fees paid to Milkywire reflect competitive rates for the services provided.. WRLD Foundation The Company made charitable contributions of $2.3 million in 2025 and $3.8 million in 2024 to the WRLD Foundation, a registered nonprofit organization in the United States and Sweden. Nina Siemiatkowski is a board member of the WRLD Foundation. The WRLD Foundation distributes all contributions received from Klarna to underlying recipient organizations that have been sourced and vetted by Milkywire as part of Klarna's planet health initiative; the identity of all recipient organizations has been reported to Klarna. These contributions were approved by the board of directors, with Mr. Siemiatkowski recusing himself from the related deliberations and approval. Compensation to the board of directors and senior management The table below summarizes the compensation paid or payable to the board of directors and senior management. The increase in total compensation from $65 million in 2024 to $99 million in 2025 principally reflects the introduction of equity-based compensation programs at the Klarna Group plc level in connection with the Company's initial public offering. The amounts reported for fixed and variable equity-based compensation represent grant-date fair values calculated in accordance with IFRS 2 and do not represent cash compensation paid to, or value currently received KLARNA GROUP PLC 136 ANNUAL REPORT 2025 Docusign Envelope ID: EF828ECA-3A42-4E60-8AA6-31BB61DF6840

by, the recipients. A significant portion of the equity-based compensation reported in 2025 relates to awards with exercise prices substantially above the current share price, as further described in Note 22 and in Item 6: Salaries and other remuneration to the board and senior management 2025 2024 Basic salary/fee ............................................................................................................... $ 13 $ 13 Fixed equity-based compensation ............................................................................. 36 32 Variable equity-based compensation ........................................................................ 48 18 Other variable-based compensation .......................................................................... 1 1 Other benefits .................................................................................................................. 1 1 Pension expenses ........................................................................................................... 1 1 Total ................................................................................................................................... $ 99 $ 65 In December 2024, the Group granted 216,468 ordinary shares and 400,065 share options to certain members of senior management. The shares were granted by the board of directors of Klarna Group plc and were accounted for as equity-settled share-based payments. During 2025, the Group granted 108,960 ordinary shares and 8,834,736 share options at a weighted average exercise price of $104 to certain members of senior management. Additionally, the board of directors, acting on the recommendation of the Remuneration and Nomination Committee, granted options to acquire 17,505,672 Class C shares to Mr. Siemiatkowski, and amended the terms of options previously granted to Mr. Siemiatkowski in the fourth quarter of 2024 to allow for such options to be exercised into 2,941,236 Class C shares (or 1,470,618 ordinary shares); this amendment did not reduce the exercise price of the underlying award. Two Class C share options entitle the recipient to either one ordinary share or two Class C shares, at Mr. Siemiatkowski's election. The weighted average exercise price, expressed as the equivalent of one ordinary share, is $91.8, representing a significant premium to the initial public offering price of $40.00. As of the date of this report, the share options granted to both senior management and Mr. Siemiatkowski remain substantially out of the money. The options vest over a four-year period. The shares and options described above were granted by the board of directors of Klarna Group plc, acting on the recommendation of the Remuneration and Nomination Committee, and were accounted for as equity-settled share-based payments, with the related expense recognized over the applicable vesting periods in accordance with IFRS 2 based on grant-date fair values. During 2025, the Company, through its indirectly wholly owned subsidiary, Klarna Bank AB, repurchased an aggregate of 1,267,752 warrants as detailed in Note 22 – Share-Based Payments. Of the total repurchased warrants, 17,500 were held by members of the Company’s management team. KLARNA GROUP PLC 137 ANNUAL REPORT 2025 Docusign Envelope ID: EF828ECA-3A42-4E60-8AA6-31BB61DF6840

Note 24 Income taxes The table below represents income tax (expense) benefit, effective tax rate, deferred tax assets and deferred tax liabilities for the years ending December 31, 2025 and 2024 : Income tax (expense) benefit 2025 2024 Current tax Tax expense for the year .............................................................................................. $ (25) $ (20) Adjustment of tax attributable to previous years .................................................... (1) — Total ................................................................................................................................... $ (26) $ (20) Deferred tax Deferred tax ..................................................................................................................... $ (6) $ 8 Total ................................................................................................................................... $ (6) $ 8 Income tax (expense) benefit ......................................................................................... $ (32) $ (12) Effective tax rate 2025 2024 Profit (loss) before taxes ............................................................................................... $ (241) $ 33 Income tax calculated in accordance with national tax rates applicable in each country .................................................................................................................... (21) (7) Non-taxable revenues .................................................................................................... 27 3 Non-deductible expenses ............................................................................................. (15) (37) Taxable income not booked in profit or loss ............................................................ (6) (2) Deductible expenses not booked in profit or loss ................................................... 7 11 Unrecognized taxable losses ....................................................................................... (26) 12 Effect of change in tax rate .......................................................................................... 1 2 Losses carried forward recognized ............................................................................ 5 6 Adjustments of tax attributable to previous years .................................................. (4) — Tax (expense) benefit ...................................................................................................... $ (32) $ (12) Effective tax rate .............................................................................................................. 13.4% (36.7) % KLARNA GROUP PLC 138 ANNUAL REPORT 2025 Docusign Envelope ID: EF828ECA-3A42-4E60-8AA6-31BB61DF6840

Deferred taxes December 31, 2025 December 31, 2024 Deferred tax asset .......................................................................................................... $ 36 $ 33 Deferred tax liability ....................................................................................................... (2) (1) Total ................................................................................................................................... $ 34 $ 32 Comprising: ...................................................................................................................... Losses carried forward ................................................................................................. 71 55 Allowance for credit losses .......................................................................................... 12 19 Intangible assets ............................................................................................................. (78) (57) Other .................................................................................................................................. 30 15 Total ................................................................................................................................... $ 34 $ 32 Deferred tax assets attributable to carryforward of unused tax losses or other deductible temporary differences are recognized only to the extent that it is probable that future taxable profits will be available against which the unused tax losses and unused tax credits can be utilized. During 2025 and 2024, deferred tax assets and liabilities have been recognized resulting in a $6 million and $8 million benefit in the consolidated statements of profit or loss, respectively. Deferred tax assets have been recognized where the recognition criteria are met, of which $5 million and $6 million are in respect of tax losses for 2025 and 2024, respectively. The gross deferred tax assets and liabilities have been set off on the balance sheet to the extent the requirements for netting are met.  Tax losses carried forward in the Group for which tax assets are not recognized in the balance sheet amount to $2.1 billion and $1.4 billion gross for the years ending December 31, 2025 and 2024, respectively. These carry forward tax losses primarily originated in Sweden and Germany, and there are no time restrictions on the use of these losses. Other deductible temporary differences which have not been recognized amount to $163 million and $0 million gross for the years ending December 31, 2025 and 2024, respectively. Deferred tax assets have not been recognized in respect of these temporary differences as they have not been assessed as likely to offset taxable profits elsewhere in the Group under the IAS 12 recognition criteria. The Group has applied the exception, mandated by an amendment to IAS 12, to recognizing and disclosing information about deferred tax assets and liabilities related to Pillar Two income taxes. Note 25 Net profit (loss) per share Basic loss per share is calculated by dividing the loss attributable to shareholders of Klarna Group plc by the weighted average number of ordinary shares outstanding during the period. Diluted profit (loss) per share is calculated similarly but includes the effect of potential ordinary shares using the treasury stock method, to the extent that the inclusion of these shares is dilutive. Potential ordinary shares consist of incremental shares issuable in connection with warrants and share options. The Group has also granted RSUs, restricted share awards and certain warrants in subsidiaries which are exercisable or convertible in subsidiary company shares and are not considered potential ordinary shares in Klarna Group plc. However, such instruments, which are potential ordinary shares in subsidiaries, may affect net profit (loss) per share due to their impact on non-controlling interest for Klarna Group plc. KLARNA GROUP PLC 139 ANNUAL REPORT 2025 Docusign Envelope ID: EF828ECA-3A42-4E60-8AA6-31BB61DF6840

Due to the net loss and the resulting anti-dilutive effect in 2025 all potential ordinary shares are excluded from the diluted loss per share calculation, and diluted loss per share equals basic loss per share for these periods. Potential ordinary shares in subsidiaries have an insignificant impact on non-controlling interest for purposes of the diluted profit per share for the year ended December 31, 2025. The computation of loss per share for the respective periods is as follows: 2025 2024 Numerator: Net profit (loss) attributable to shareholders of Klarna Group plc ...................... $ (294) $ 3 Denominator: Weighted average number of ordinary shares - basic ............................................ 370,654,083 363,993,690 Dilutive potential ordinary shares ............................................................................... — 418,379 Weighted average number of ordinary shares - diluted ......................................... 370,654,083 364,412,068 Net profit (loss) per share attributable to shareholders of Klarna Group plc: Basic .................................................................................................................................. $ (0.79) $ 0.01 Diluted ............................................................................................................................... $ (0.79) $ 0.01 Note 26 Principal Accountant Fees and Services Ernst & Young LLP have acted as our principal accountants for the years ended December 31, 2025 and 2024, respectively. The following table summarizes the charge for professional fees rendered in those periods: Amounts in USD millions 2025 2024 Audit fee 7.61 9.1 Audit related fee 2.4 0.7 Tax fee — — All other fees — — Total $10.0 $9.8 “Audit fees” are the aggregate fees earned by the Ernst & Young entities for the audit of our consolidated annual financial statements, reviews of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements. “Audit-related fees” are fees charged by the Ernst & Young entities for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit fees.” This category comprises fees for internal control reviews, agreed-upon procedure engagements and other attestation services subject to regulatory requirements. “Tax Fees” include fees billed for tax compliance. “All other fees” are the fees for products and services other than those in the above three categories. KLARNA GROUP PLC 140 ANNUAL REPORT 2025 1 Includes $1.4 million fees related to the audit of subsidiaries, of which $0.3 million is payable to the company’s external auditor, Ernst & Young LLP, for the audit of these statutory financial statements. Docusign Envelope ID: EF828ECA-3A42-4E60-8AA6-31BB61DF6840

All audit services and non-audit services to be performed for us by our independent auditor must be approved by our Audit Committee in advance to ensure that such engagements do not impair the independence of our independent registered public accounting firm. The Audit Committee generally pre-approves particular services or categories of services on a case-by-case basis. All services provided to us by our independent auditor in 2025 and 2024 were pre-approved by the Audit Committee. Note 27 Significant events after the end of the reporting period The Group has evaluated all events that have occurred subsequent to December 31, 2025, through the date that the consolidated financial statements were approved on March 10, 2026 by the Board of Directors. No significant events have occurred during the subsequent period. KLARNA GROUP PLC 141 ANNUAL REPORT 2025 Docusign Envelope ID: EF828ECA-3A42-4E60-8AA6-31BB61DF6840

Parent Company Financials KLARNA GROUP PLC 142 ANNUAL REPORT 2025 Docusign Envelope ID: EF828ECA-3A42-4E60-8AA6-31BB61DF6840

Balance Sheet, Parent Company Amounts in USD millions Note December 31, 2025 December 31, 2024 Assets Cash and cash equivalents ........................................................................ 0 3 Investment in subsidiaries ......................................................................... 4, 5 4,915 4,220 Other assets .................................................................................................. 114 3 Total Assets ................................................................................................... 5,029 4,226 Liabilities Accounts payable and accrued expenses ............................................. 5 1 Other liabilities .............................................................................................. 9 15 Total Liabilities .............................................................................................. 14 16 Equity Additional paid in capital ............................................................................ 0 20 Merger Reserves .......................................................................................... 0 4,200 Retained Earnings (Accumulated deficit) ............................................... 5,015 (10) Total equity ................................................................................................... 5,015 4,210 Total equity and liabilities ........................................................................... 5,029 4,226 Approved by the Board of Directors on March 10, 2026 and signed on its behalf by: /s/ Niclas Neglén Niclas Neglén Director and Chief Financial Officer Klarna Group plc March 10, 2026 KLARNA GROUP PLC 143 ANNUAL REPORT 2025 Docusign Envelope ID: EF828ECA-3A42-4E60-8AA6-31BB61DF6840

Docusign Envelope ID: EF828ECA-3A42-4E60-8AA6-31BB61DF6840

Statement of Shareholders' Equity for the years ended December 31, 2025 and 2024, Parent Company

Amounts in USD millions	Share capital	Additional paid in capital	Reserves	Accumulate d deficit	Total equity
Balance as of January 1, 2024	**–**	**–**	**–**	**–**	**–**
Net profit (loss)	–	–	–	(7)	(7)
Tax effect	–	–	–	(3)	(3)
New share issuance	–	20	4,200	–	4,220
Balance as of December 31, 2024	**–**	**20**	**4,200**	**(11)**	**4,209**
Net profit	–	–	–	263	263
Tax effect	–	–	–	(27)	(27)
Merger capitalization	4,199	–	(4,200)	–	(1)
Share capital reduction	(4,199)	(380)	–	4,673	94
New share issuance	–	361			361[1]
Share-based payments	–	–	–	116	116
Balance as of December 31, 2025	**–**	**–**	**–**	**5,015**	**5,015**

[1] New share issuances in Klarna Group PLC exclude consolidation adjustments arising from the 2024 internal group reorganization involving the former ultimate parent company, Klarna Holding AB.

KLARNA GROUP PLC 144 ANNUAL REPORT 2025

Cash Flow Statement, Parent Company Amounts in USDm Note Jan - Dec 2025 Jan - Dec 2024 Operating activities Loss before taxes 258 (7) Income taxes paid (29) Adjustments for non-cash items in operating activities 4 Financial items, net 1 Share-based payments 0 0 Dividend from Group companies 4 (283) 0 Change in financial receivables from Group companies (87) Change in other assets and liabilities (56) 10 Cash flow from operating activities (195) 3 Investing activities Investments in subsidiaries 5 0 0 Cash flow from investing activities 0 0 Financing activities New share issuance 191 0 Cash flow from financing activities 191 0 Cash flow for the year (3) 3 Cash and cash equivalents at the beginning of the year 3 0 Cash flow for the year (3) 3 Effect of exchange rate changes on cash and cash equivalents 0 0 Cash and cash equivalents at the end of the year 0 3 KLARNA GROUP PLC 145 ANNUAL REPORT 2025 Docusign Envelope ID: EF828ECA-3A42-4E60-8AA6-31BB61DF6840

Docusign Envelope ID: EF828ECA-3A42-4E60-8AA6-31BB61DF6840

Notes, Parent Company

The Group Notes 1-3 apply to the Parent Company where applicable.

As permitted by section 408 of the Companies Act 2006, the Company has not presented its own profit and loss account. The Company's profit for the financial year ended December 31, 2025 was $262.9 million while in the year ended December 31, 2024 the company's loss was $(7.1) million.

Note 4 Shares and participations in group companies

Group companies	Number of shares	Share %	Book Value
Klarna Group Midco Ltd, Jersey, Corp. ID 146107	30,769,689	100 %	$ 4,359,949,921
Klarna Midco AB, Sweden, Corp. ID 559146-5132	30,444,388	100 %	235,641,768
Larkan Holding AB, Sweden, Corp. ID 559262-3119	1,880,532,186	98 %	216,993,508
Klarna Inc., The United States, Corp. ID 99-0365994	—[2]	100 %	102,546,305
Larkan IV AB (publ), Sweden, Corp. ID 559405-6177	750,000	100 %	61,220
Larkan III AB (publ), Sweden, Corp. ID 559405-6060	50,000	100 %	46,300
Larkan VI AB, Sweden, Corp. ID 559419-2618	250,000	100 %	8,716
Larkan V AB, Sweden, Corp. ID 559405-5138	250,000	100 %	6,208
Larkan X AB, Sweden, Corp. ID 559456-1556	100,000	100 %	4,707
Larkan XI AB, Sweden, Corp. ID 559456-1564	75,000	100 %	3,746
Larkan VII AB, Sweden, Corp. ID 559433-3030	100,000	100 %	3,464
Larkan VIII AB, Sweden, Corp. ID 559433-3022	25,000	100 %	2,721
Larkan IX AB, Sweden, Corp. ID 559443-0448	25,000	100 %	2,721

During the first quarter of 2025, Klarna completed an internal legal entity restructuring pursuant to which Klarna Midco AB, Larkan Holding AB and Larkan III AB through Larkan XI AB (collectively, the "Incentive Vehicles") were transferred from Klarna Holding AB to Klarna Group plc, the ultimate parent entity. The transfer was effected through a series of intra-group transactions, resulting in Klarna Group plc obtaining direct legal ownership of the Incentive Vehicles through a dividend in kind. As the transaction was effected between entities under common control, the Company applied its accounting policy for such transactions in its separate financial statements. Under this policy, non-cash distributions received from subsidiaries are recognized at the carrying amount of the investment distributed at the date of transfer. Accordingly, Klarna Group plc recognized the incentive vehicles at the carrying amount at which the distributing subsidiary held the investments immediately prior to the distribution. A corresponding amount of $283 million was recognized as dividend income in profit or loss. Prior to the transaction, the incentive vehicles were indirect subsidiaries of the Company and were consolidated within the Klarna Group plc consolidated financial statements in accordance with IFRS 10. Upon completion of the restructuring, the Company obtained direct legal ownership of the Incentive Vehicles. There was no change in the ultimate controlling party before and after the transaction.

[2] During 2025, the Parent Company granted its shares to a commercial partner as consideration for distinct services received by Klarna Inc. In line with the Parent Company's accounting policy, this gave rise to an investment in Klarna Inc.

KLARNA GROUP PLC 146 ANNUAL REPORT 2025

The incentive vehicles sponsor share-based payment arrangements for employees and service providers within the Group. Following the restructuring, the Company became the direct parent of the issuing entities. As the awards relate to equity instruments of Group entities and the Group has continued to receive the related services, there was no modification of the awards, and no incremental fair value was recognized. The accounting for share-based payment arrangements continues in accordance with IFRS 2 for group share-based payment transactions. The restructuring did not result in any change in total compensation cost recognized at the consolidated level. Following the IPO, pursuant to which Klarna Group plc raised net proceeds of $169 million, net of underwriting discounts and other offering costs, Klarna Group plc contributed $66 million to Klarna Midco AB and $140 million to Klarna Bank AB, in each case in exchange for newly issued shares, to support general corporate purposes, including working capital, operating expenses, and capital expenditures. KLARNA GROUP PLC 147 ANNUAL REPORT 2025 Docusign Envelope ID: EF828ECA-3A42-4E60-8AA6-31BB61DF6840

Docusign Envelope ID: EF828ECA-3A42-4E60-8AA6-31BB61DF6840

The subsidiaries of the group as of the date of this report are listed below:

Subsidiary Name, Country and Corp ID	Type of interest	Interest %
Klarna Midco AB, Sweden, Corp. ID 559146-5132	Direct	100.00 %
Larkan Holding AB, Sweden, Corp. ID 559262-3119	Direct & Indirect	100.00 %
Larkan III AB (publ), Sweden, Corp. ID 559405-6060	Direct	100.00 %
Larkan IV AB (publ), Sweden, Corp. ID 559405-6177	Direct	100.00 %
Larkan IX AB, Sweden, Corp. ID 559443-0448	Direct	100.00 %
Larkan V AB, Sweden, Corp. ID 559405-5138	Direct	100.00 %
Larkan VI AB, Sweden, Corp. ID 559419-2618	Direct	100.00 %
Larkan VII AB, Sweden, Corp. ID 559433-3030	Direct	100.00 %
Larkan VIII AB, Sweden, Corp. ID 559433-3022	Direct	100.00 %
Larkan X AB, Sweden, Corp. ID 559456-1556	Direct	100.00 %
Larkan XI AB, Sweden, Corp. ID 559456-1564	Direct	100.00 %
Klarna Group Midco Ltd., Jersey, Corp. ID 146107	Direct & Indirect	99.99 %
Klarna Group Holdco Ltd., Jersey, Corp. ID 146108	Indirect	99.99 %
Klarna Technologies AB, Sweden, Corp ID 556566-7796	Indirect	99.99 %
Klarna Technologies ApS, Denmark, CVR 34091501	Indirect	99.99 %
Klarna Technologies Group AB, Sweden, Corp. ID 559176-9905	Indirect	99.99 %
Klarna Technologies Inc, The United States, Corp ID 33-4464781	Indirect	99.99 %
Klarna Technologies Limited, United Kingdom, Corp. ID 4046810	Indirect	99.99 %
Klarna Technologies Sweden AB, Sweden, Corp. ID 556586-1415	Indirect	99.99 %
PriceRunner GmbH, Germany, HRB 215342	Indirect	99.99 %
PriceRunner Technology Co., Ltd , China, Corp. ID 913101157590424175	Indirect	99.99 %
Prisguiden AS, Norway, Corp. ID 914 463 092	Indirect	99.99 %
Klarna Holding AB (publ), Sweden, Corp. ID 556676-2356	Indirect	99.92 %
Klarna Bank AB (publ), Sweden, Corp. ID 556737-0431	Indirect	99.92 %
Klarna Australia Holding Pty Ltd., Australia, Corp. ID 88 635 651 722	Indirect	99.92 %
Klarna Australia Pty Ltd, Australia, Corp. ID 82 635 912 579	Indirect	99.92 %
Klarna Austria GmbH, Austria, Corp. ID FN 387052v	Indirect	99.92 %
Klarna B.V., The Netherlands, Corp. ID 50351250	Indirect	99.92 %
Klarna Belgium NV., Belgium, Corp. ID 0741.431.277	Indirect	99.92 %
Klarna Canada Limited, Canada, Corp. ID BC1286207	Indirect	99.92 %
Klarna Commercial Consulting (Shanghai) Co., Ltd., China, Corp. ID	Indirect	99.92 %
Klarna Financial Services UK Ltd, The United Kingdom, Corp. ID 14209857	Indirect	99.92 %
Klarna Germany Holding GmbH, Germany, Corp. ID HRB 230263	Indirect	99.92 %
Klarna Glazing II LLC, The United States, Corp. ID 6657930	Indirect	99.92 %
Klarna Inc., The United States, Corp. ID 99-0365994	Indirect	99.92 %
Klarna Italy S.r.l., Italy, Corp. ID 10232490960	Indirect	99.92 %
Klarna Japan KK, Japan, Corp. ID 0104-01-104886	Indirect	99.92 %
Klarna MAS AB, Sweden, Corp. ID 556846-9478	Indirect	99.92 %
Klarna New Zealand Ltd, New Zealand, Corp. ID 9429048441094	Indirect	99.92 %
Klarna Norge AS, Norway, Corp. ID 995 615 164	Indirect	99.92 %
Klarna Oy, Finland, Corp. ID 2247127-6	Indirect	99.92 %
Klarna Payments, S.A. de C.V., Mexico, Corp. ID N-2021080794	Indirect	99.92 %
Klarna Poland sp. z o.o. Limited, Poland, Corp. ID 0000097691	Indirect	99.92 %
Klarna Premium Services Ltd, The United Kingdom, Corp ID 16649689	Indirect	99.92 %
Klarna Spain S.L., Spain, Corp. ID B88639240	Indirect	99.92 %
Klarna Warehouse Funding Trust 1, Ireland, Corp ID 792779	Indirect	99.92 %
Stocard GmbH, Germany, Corp. ID HRB 712032	Indirect	99.92 %
Stocard Pty Limited, Australia, Corp. ID 58 620 484 326	Indirect	99.92 %
Larkan AB (publ), Sweden Corp. ID 559263-8315	Indirect	99.82 %

KLARNA GROUP PLC 148 ANNUAL REPORT 2025

Docusign Envelope ID: EF828ECA-3A42-4E60-8AA6-31BB61DF6840

Note 5 Information on related parties

The following are defined as related parties: all companies within the Klarna Group plc Group, shareholders in Klarna Group plc with significant influence, board members of Klarna Group plc, Klarna Holding AB (publ) and Klarna Bank AB (publ), key management personnel, as well as close family members of and companies significantly influenced by such board members or key management personnel. During the year, there have been normal business transactions between companies in the Group. The following transactions have taken place with related parties:

Group companies	Jan - Dec 2025	Jan - Dec 2024
Related parties - revenues and expenses	274	(6)
Interest income	–	–
Interest expense	(1)	–
Dividend from group companies	283	–
Other income (expense)	(9)	(6)
Related parties - assets and liabilities		
Other assets	108	3
Other liabilities	12	8

Note 6 Guarantees and Contingent Liabilities

Loan sale and servicing guarantees

The Company, as the ultimate parent company of the Klarna Group, has provided guarantees in respect of certain obligations of two of its subsidiaries, Klarna Inc. and Klarna Bank AB (publ) (together, the "Principal Obligors"), in connection with agreements for the sale of consumer loan receivables to third-party investors and the continued servicing of those receivables. The guaranteed obligations include the ongoing servicing of receivables, remittance of collections to investors, compliance with contractual undertakings under the relevant agreements, and any indemnity payments that may fall due thereunder.

The Directors are not aware of any circumstances that would give rise to a call on these guarantees. The Principal Obligors continue to perform their obligations under the agreements to which these guarantees relate, and the Directors have no grounds for believing that the guarantees will be called upon.

WebBank credit programme guarantees

In connection with Klarna's consumer credit offerings in the United States, Klarna Inc. and Klarna Bank AB (publ) have arrangements in place with WebBank, pursuant to which WebBank originates consumer loans that are subsequently purchased and serviced by Klarna Inc. or Klarna Bank AB (publ). The Company has provided guarantees of all obligations of Klarna Inc. and Klarna Bank AB (publ) under these arrangements on an uncapped basis.

KLARNA GROUP PLC 149 ANNUAL REPORT 2025

The amount outstanding under these guarantees fluctuates daily in line with loan origination volumes. As at 31 December 2025, the aggregate amount guaranteed by the Company under these arrangements was approximately $168 million. The Directors have no grounds for believing that these guarantees will be called upon. In this regard, the Directors note that Klarna Bank AB (publ) is the primary or co-obligor under the WebBank arrangements, is a licensed bank regulated by the Swedish Financial Supervisory Authority (Finansinspektionen), and complies in all respects with the regulatory capital requirements applicable to it. The maximum aggregate exposure of the Company under all guarantees described in this note is considered by the Directors to be the total outstanding loan balance subject to guarantee at any given time. These guarantees have been classified as financial guarantee contracts and recognised at fair value of nil, as no premium is charged and the primary obligor is a well-capitalised regulated bank. The expected credit loss has been assessed as immaterial. Note 7 Subsequent events The Group has evaluated all events that have occurred subsequent to December 31, 2025, through the date that the consolidated financial statements were approved on March 10, 2026 by the Board of Directors. No significant events have occurred during the subsequent period. KLARNA GROUP PLC 150 ANNUAL REPORT 2025 Docusign Envelope ID: EF828ECA-3A42-4E60-8AA6-31BB61DF6840

GLOSSARY OF TERMS The following are abbreviations, acronyms and definitions of certain terms used in this report: “Active Klarna consumers” means consumers who have made a purchase or a payment using a Klarna-branded product or logged into the Klarna app within the past 12 months, calculated as of the end of that 12-month period. This metric represents the number of our consumers who engaged in a revenue-generating activity in a relevant period, either by making a purchase or a payment using Klarna (therefore generating merchant and/or interest revenue) or logging into the Klarna app (therefore generating advertising revenue). "Adjusted operating result" means our operating income (loss) for a period, adjusted to exclude the effects of items that we believe are not reflective of our underlying operating performance, including share-based compensation charges, depreciation and amortization of acquired intangible assets and certain other non-recurring items. We present adjusted operating result as a supplemental measure because we believe it provides useful information to investors regarding our financial performance. Adjusted operating result is not a measure defined by IFRS and should not be considered in isolation or as a substitute for our operating income (loss) presented in accordance with IFRS. “AI” means artificial intelligence. This term encompasses various technologies that enable computers and machines to simulate human learning, comprehension, problem-solving, decision- making, creativity and autonomy. As such, “AI” includes, but is not limited to, generative AI (which refers to AI technologies capable of generating text, images, videos or other data using generative models, including in response to prompts) and machine learning (“ML”) (which refers to AI technologies using algorithms and statistical models to analyze and draw inferences from patterns in data without following explicit instructions). “AOV” means average order value, measured by dividing our GMV for a period by the number of transactions conducted on our network in that period. “API” means application programming interface, which is a general term for programming techniques that are available for software developers when they integrate with a particular service or application. In the payments industry, APIs are usually provided by any party participating in the money flow (such as payment gateways, processors and service providers) to facilitate the money transfer process. “ARPAC” means average revenue per active consumer, measured as our total revenue for the trailing twelve months, divided by the number of active Klarna consumers over that period. “Average balance per active Klarna consumer” means our total loan receivables outstanding at the end of a period, divided by the number of active Klarna consumers for that period. “Average revenue per employee” means our total revenue from the trailing twelve months (adjusted for the sale of KCO), divided by the period end number of our employees. "BNPL" means buy now, pay later, a form of short-term consumer financing that allows consumers to make purchases and pay for them over time, typically in installments, often without interest if repaid within a specified period. BNPL products are a core component of our consumer offering. KLARNA GROUP PLC 151 ANNUAL REPORT 2025 Docusign Envelope ID: EF828ECA-3A42-4E60-8AA6-31BB61DF6840

“CAGR” means the compound annual growth rate, measured as the annualized average rate of the growth between given dates, assuming growth takes place at an exponentially compounded rate. "CET1" means common equity tier 1, a measure of a bank's core capital under the Basel III regulatory framework. CET1 capital consists primarily of ordinary shares, retained earnings and other comprehensive income. The CET1 ratio is calculated by dividing CET1 capital by total risk-weighted assets and is a key indicator of a bank's financial strength and ability to absorb losses. “CFPB” means the Consumer Financial Protection Bureau. "Cohort" means a group of consumer loans originated within the same defined time period, typically a calendar quarter. Cohort-based analysis is used to track the credit performance and loss development of loans sharing a common origination period over time. "Conversion rate" means the percentage of consumer sessions or checkout initiations on a merchant's platform that result in a completed purchase. We present conversion rate as an indicator of the effectiveness of our checkout and payment solutions in reducing friction for consumers and merchants. “Companies Act” means the U.K. Companies Act 2006. “Customers” means consumers and merchants using our network. “DKK” means the Danish kroner, the official currency of Denmark, Greenland and the Faroe Islands. “Dodd-Frank Act” means the Dodd-Frank Wall Street Reform and Consumer Protection Act. "DPD" means days past due, a measure of the number of calendar days that have elapsed since a scheduled payment on a consumer loan became overdue. We use DPD thresholds (such as 30+ DPD and 60+ DPD) as indicators of delinquency and credit quality within our loan receivables portfolio. “DTC” means The Depository Trust Company. “EEA” means the European Economic Area. “EU” means the European Union. “EU GDPR” means the EU General Data Protection Regulation (EU) 2016/679. “EUR” or “€” means the euro, the official currency of the European Union. “Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended. “FDIC” means the Federal Deposit Insurance Corporation. “GBP” means the British pound, the official currency of The United Kingdom of Great Britain and Northern Ireland. “GMV” means gross merchandise volume, measured for a period as the total monetary value of all completed purchases on our network in that period, excluding any additional fees (such as interest, reminder or other fees) and any subsequent actions (such as returns, settlements and disputes). KLARNA GROUP PLC 152 ANNUAL REPORT 2025 Docusign Envelope ID: EF828ECA-3A42-4E60-8AA6-31BB61DF6840

“HMRC” means HM Revenue & Customs, the U.K. tax authority. “IASB” means the International Accounting Standards Board. “IFRS” means the International Financial Reporting Standards. "Interchange" means the fee paid by a merchant's bank (the acquiring bank) to a consumer's bank (the issuing bank) each time a card-based payment transaction is processed. Where we act as or partner with an issuing bank, interchange revenue represents a component of our merchant revenue. “IT” means information technology. “KCO” means Klarna Checkout, our online checkout solution, which was sold by us effective October 1, 2024. “KFSUK” means Klarna Financial Services UK Limited, our U.K. subsidiary. “Klarna Bank” means Klarna Bank AB (publ), our banking subsidiary. “Klarna Holding” means Klarna Holding AB (publ), our indirect subsidiary and former parent entity. “Larkan” means Larkan AB (publ), our indirect subsidiary through which we historically granted RSUs. “LCR” means liquidity coverage ratio. The LCR has been developed by the Basel Committee on Banking Supervision (the “Basel Committee”) to promote the short-term resilience of the liquidity risk profile of banks by ensuring that they have sufficient high-quality liquid assets (“HQLA”), i.e., assets that can be converted easily and immediately in private markets into cash, to survive a significant stress scenario lasting 30 calendar days. This ratio should be equal to at least 100% on an ongoing basis. LCR is calculated by dividing HQLA by projected net cash outflows during a 30-day stressed period. “Merchants” means the businesses that offer their goods and services to consumers on our network. The number of merchants presented in this report refers to the number of unique combinations of brands (e.g., H&M) available on our network and the markets where such brands are available (e.g., Sweden). “MoR” means merchant of record. “Net Dollar Revenue Retention Rate” measures our revenue retained from merchants over a given period. We calculate Net Dollar Revenue Retention Rate for a given period (the “current period”) by dividing our revenue in that period by our revenue in the immediately preceding period of the same length (the “prior period”), in each case, from merchants that processed transactions on our network in the prior period. Our Net Dollar Revenue Retention Rate therefore includes the effect on revenue of any merchant renewals, expansion, contraction and churn but excludes the effect of revenue from merchants that contributed to our revenue in the current period but not in the prior period. A Net Dollar Revenue Retention Rate greater than 100% for a given period implies overall growth in revenue from merchants that were already processing transactions on our network in the prior period. KLARNA GROUP PLC 153 ANNUAL REPORT 2025 Docusign Envelope ID: EF828ECA-3A42-4E60-8AA6-31BB61DF6840

“NSFR” means net stable funding ratio. The NSFR has been developed by the Basel Committee and requires banks to maintain a stable funding profile in relation to the composition of their assets and off-balance sheet activities. The NSFR is defined as the amount of available stable funding relative to the amount of required stable funding. This ratio should be equal to at least 100% on an ongoing basis. “Available stable funding” is defined as the portion of capital and liabilities expected to be reliable over the time horizon considered by the NSFR, which extends to one year. The amount of required stable funding corresponds to the funding required to meet applicable regulatory liquidity requirements, mainly the LCR. “NOK” means the Norwegian kroner, the official currency of the Kingdom of Norway. “NPS” means the net promoter score. NPS is a metric used to measure customer satisfaction, loyalty and enthusiasm. NPS is reported as a number between negative 100 and positive 100. For more information about the method that we used to calculate our NPS, see the section titled “About this report—Market and Industry Data” elsewhere in this report. “OCC” means the Office of the Comptroller of the Currency. "Open banking" means a framework under which banks and other financial institutions are required or permitted to share consumer financial data with authorized third parties, including payment service providers, through standardized APIs, subject to consumer consent. We utilize open banking data as one input in our credit underwriting process. "Origination" means the process by which we extend credit to a consumer in connection with a purchase transaction on our network. Origination volume refers to the aggregate principal amount of consumer loans extended during a given period. “PSP” means payment service provider. “Raisin” means Raisin GmbH, a savings platform through which we collect deposits in certain jurisdictions. “ROI” means return on investment. “RSUs” means restricted share units. “SDRT” means the U.K. stamp duty reserve tax. “SEC” means the U.S. Securities and Exchange Commission. “SEK” means the Swedish krona, the official currency of the Kingdom of Sweden. “SFSA” means the Swedish Financial Supervisory Authority (Finansinspektionen). “SKU” means a stock-keeping unit. “S&P” means S&P Global Ratings. “Takeover Code” means the City Code on Takeovers and Mergers. "Take rate" means our total revenue for a period expressed as a percentage of our GMV for that same period. Take rate is used to measure the revenue we generate per unit of transaction volume processed on our network. KLARNA GROUP PLC 154 ANNUAL REPORT 2025 Docusign Envelope ID: EF828ECA-3A42-4E60-8AA6-31BB61DF6840

“U.K.” or the “United Kingdom” means The United Kingdom of Great Britain and Northern Ireland. “U.K. GDPR” means, collectively, the U.K. Data Protection Act 2018 and the EU GDPR, as it forms part of the laws of England and Wales, Scotland and Northern Ireland by virtue of section 3 of the European Union Withdrawal Act 2018. “U.S.” or the “United States” means the United States of America. “U.S. dollar,” “U.S. dollars” or “$” means the U.S. dollar, the official currency of the United States of America. “U.S. GAAP” means the generally accepted accounting principles in the United States of America. “xIBOR” means the interbank money market rate. KLARNA GROUP PLC 155 ANNUAL REPORT 2025 Docusign Envelope ID: EF828ECA-3A42-4E60-8AA6-31BB61DF6840